8/15

06016055

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME William Hill plc

*CURRENT ADDRESS Greenside House
50 Station Road
Wood Green

**FORMER NAME London N22 7TP

**NEW ADDRESS United Kingdom

FILE NO. 82- 34679 FISCAL YEAR 12/27/05

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/15/06

William HILL

Annual Report & Accounts 2005

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering Amusement With Prizes machines and Fixed Odds Betting Terminals in licensed betting offices and operating online casino and poker sites, an interactive TV channel and greyhound stadia.

It is a market leader in all major betting channels in the UK with an established international presence through its online business.

Contents

Financial Highlights

Profit on ordinary activities before exceptional items and finance charges up 5% to £246.0m (2004: £234.1m)

Adjusted basic earnings per share (before exceptional items) were 36.2 pence (2004: 36.5 pence). Basic earnings per share were 28.5 pence (2004: 36.5 pence)

Interim dividend of 6.1 pence per share (paid on 5 December 2005) and proposed final dividend of 12.2 pence per share (payable on 6 June 2006 to shareholders on the register on 5 May 2006) giving a total dividend up 11% to 18.3 pence per share (2004: 16.5 pence per share)

Integration of the Stanley Retail business into the existing William Hill estate will be complete by the end of the first quarter 2006. Annualised synergies and other benefits will exceed initial estimate of £13m and could exceed £20m over the medium term

Total returned to shareholders since flotation in June 2002 amounts to £446m (including dividends and share buy-backs). £78.3m of shares purchased in 2005 out of proposed buy-back programme of £200-£300m announced in September 2005. Intention to renew mandate for up to a 10% share buy-back

Successful installation of replacement text and EPOS systems in the William Hill estate

Satisfactory start to the current trading year

Chairman's Statement

In 2005, our third full year as a public company, we took a number of key strategic steps, including the acquisition of Stanley Leisure plc's betting shops and investment in EPOS and new text systems in our LBOs. Earnings per share excluding exceptional items fell slightly but as a sign of the Board's confidence for the future, we are proposing to increase total dividends by 11%.

Sporting results were not generally in our favour and this led to lower levels of gross win in our traditional sports betting business in the Retail and Telephone channels. This was compensated for by growth in FOBTs and in our Interactive division which continued to increase gross win substantially, particularly in online poker and arcade games but also in its sportsbook. We continued to maintain a tight control over costs.

Our acquisition of Stanley Leisure plc's betting shops in the UK, Republic of Ireland, the Channel Islands and the Isle of Man has substantially improved our competitive position in the UK and given access to the Irish betting market. Significant progress has been made in integrating the business into the existing William Hill estate and this project will be complete by the end of the first quarter of 2006. We believe that synergies and other benefits of the acquisition will exceed the £13m we initially expected.

We successfully installed a replacement text system and a new EPOS system into the William Hill estate to replace mechanical tills and cameras, which have served us for over 25 years. The automation of the betting process is delivering gains in labour productivity in the LBOs and cost savings in central functions. It has also been well received by our customers. This major project was rolled out in the William Hill estate with minimum disruption and the same technology is being rolled out to the Stanley estate. This phase of the project will be completed by March 2006.

We also commenced a three-year programme to upgrade our core bookmaking systems which, when complete, will provide significant business benefits and give our customers the convenience of betting across our channels through a single account.

There were a number of developments in our industry during the course of 2005, particularly in the areas of regulation and taxation. The Gambling Act 2005 was enacted although the key provisions will not come into force until late 2007. There are a number of provisions which are expected to be beneficial to the betting industry including longer opening hours in the winter, the classification of FOBTs as gaming machines and the introduction in LBOs of £500 jackpot machines. Other provisions including the removal of the demand criteria could also impact our estate although we believe that this may not be significant over the longer term. We are working closely with the newly established Gambling Commission to assist in developing its policies and procedures which will regulate future operations.

In its Pre-Budget Report in December 2005 the Government set out its conclusions in respect of its review of gambling taxation which was initiated in the 2004 Budget. We were pleased that, at the present time, the Government has decided not to increase the rate of gross profit tax. However, we were disappointed that the Government decided not to change the way in which betting exchanges are taxed. This continues to provide them with an unfair advantage over traditional bookmakers and the pressure on theoretical horse racing margins in particular is expected to continue. An independent committee under the chairmanship of Lord Donoughue is reviewing the starting price mechanism and its findings are expected to be announced in the early summer. There were changes announced in the way in which FOBTs are taxed from the previous regime in which FOBT income was subject to betting duty to one in which it is subject to VAT. From April 2006 FOBTs will also be subject to amusement machine license duty (AMLD). The rate of AMLD is to be set in the 2006 Budget. It is possible that the rate at which remote gaming will be taxed will also be announced in the 2006 Budget.

Our dispute with the BHB which in past years led to significant uncertainty with regard to the cost of content for the entire industry was resolved in our favour by a judgment in the Court of Appeal. The judgment will reduce the ability of sports bodies to charge additional amounts for data. As a separate matter, the Government has established an additional committee under the chairmanship of Lord Donoughue to examine the replacement of the statutory levy. An initial report has been published and the Government has confirmed its intention to end the levy in September 2009.

As a result of the Stanley acquisition we introduced new financing arrangements and gave guidance on a target capital structure. Consistent with this guidance, the Board indicated its intention in September 2005 to return £200m – 300m by way of on-market share buy-backs within an eighteen month period. By the end of 2005 we had bought back £78.3m of shares.

The Board is proposing a final dividend of 12.2 pence per share which combined with the interim dividend of 6.1 pence per share results in total dividends for the year of 18.3 pence per share, an 11% increase on the total dividends paid in the comparable period.

I would like to formally extend a warm welcome to all the Stanley employees who have joined William Hill and thank all our colleagues for their hard work in a challenging year.

Trading in the first eight weeks of 2006 has been mixed, with some strong weeks, aided by more favourable football results, and some poor weeks, particularly for horseracing which has been impacted by both unfavourable results and fixture cancellations. Online gaming continues to grow strongly and costs remain under tight control.

After this relatively short trading period, and with the World Cup and the full year benefits of both the Stanley acquisition and EPOS rollout still to come, the Board remains confident in the prospects for the Group.

Charles Scott
Chairman

Profit on ordinary activities before taxation and exceptional items was £246.0m (2004: £234.1m) and included a contribution of £15.6m from our acquisition of Stanley Leisure plc's retail betting operations (Stanley Retail) in June 2005. Earnings per share excluding exceptional items were 36.2p, broadly level with 2004.

We continued to invest in our business across all three channels. We invested in the ongoing development of our estate, the replacement of our text systems and the installation of electronic point of sale terminals (EPOS). In addition we commenced a three-year programme to update our core bookmaking systems. As this progresses, our technology infrastructure will improve significantly with a common architecture across our business which will allow prices, results and products to be distributed easily; provide a consolidated risk management capability and give our customers a single account with which to gamble across all channels.

In 2005, the Group's sports betting activities, in common with other bookmakers, were adversely affected by sporting results compared to generally more favourable results in 2004. In addition, the Group continued to experience downward pressure on theoretical margins on horseracing, which we first reported on in 2004. This adverse trend was largely offset by particularly strong performances in the Fixed Odds Betting Terminal (FOBT) and poker businesses. Operating expenses were kept under tight control.

Acquisition of Stanley Retail

The acquisition of Stanley Retail was completed on 18 June 2005 adding 624 LBOs to the existing William Hill estate.

The headline price for the acquisition was £504m, which after a working capital adjustment, professional fees and stamp duty resulted in total cash consideration of £506.6m.

Subject to William Hill providing satisfactory undertakings, the OFT decided not to refer the acquisition to the Competition Commission. The undertakings related to the disposal of 77 LBOs (and potentially another two LBOs) out of the combined estate. 76 LBOs (64 Stanley Retail shops and 12 William Hill shops) have been sold to the Tote for net consideration of £34.4m.The LBOs sold to the Tote were on average less profitable than the rest of the estate.

A dedicated multi-disciplinary team was established to take control of Stanley Retail and set about the task of integrating the operation into the enlarged William Hill Group.

Post OFT clearance, the Group started to integrate the two businesses. Key tasks included the harmonisation of products, prices, and betting rules; progressive re-branding of the shops; installation of the same version of electronic point of sale and audiovisual text systems recently deployed in the William Hill estate; re-negotiation of contracts with key suppliers; and wind down of the Stanley Retail head office. We remain confident of achieving synergies and other benefits in excess of the £13m that we estimated at the time of the acquisition and we believe that these could exceed £20m over the medium term. Incremental benefits include a reduction in betting tax in the Republic of Ireland from 2% to 1% of turnover from 1 July 2006; the removal of pre-race data charges payable to the British Horseracing Board in certain jurisdictions following a judgment in the Republic of Ireland; and benefits arising from a management restructure relating to the combined retail estate.

Retail

The Retail division grew gross win by 13.7% to £623.4m (0.8% excluding Stanley Retail) and profit increased by 9.7% to £181.6m (0.3% excluding Stanley Retail).

Excluding Stanley Retail, gross win on over the counter (OTC) and amusement with prizes machines (AWPs) fell by 6.9% and 69.0%, respectively, but this was compensated for by an increase in FOBT gross win of 33.5%.

In the William Hill estate total gross win declined 1.3% and increased 3.3% in the first and second half years, respectively, against the comparative periods.

LBOs in the Stanley Retail estate performed better year-on-year than those in the original William Hill estate in the period from their acquisition through to the year end. The pattern of a reduction in OTC and AWP gross win and an increase in FOBT gross win was also seen in Stanley Retail.

The average number of FOBTs in the William Hill estate increased to 5,892 in the period (2004: 4,442). We finished the year with 6,078 FOBTs (2004: 5,573) in the William Hill estate and 1,613 FOBTs in the Stanley estate. The average net profit per machine per week in the William Hill estate was £402 (2004: £373) for the year and in the Stanley Retail estate was £293 for the period since its acquisition. The improved profitability in the William Hill estate was mainly due to better contractual terms with our main FOBT supplier Leisure Link effective from May 2005.

The number of AWPs in the William Hill estate at the end of the year was 276 (2004: 530) and the average number traded in the period fell from 1,392 in 2004 to 353 in 2005. In Stanley Retail, there were 335 AWPs at the end of the year.

Costs in the channel were up 17.0% (1.5% excluding Stanley Retail). Excluding Stanley Retail, there were savings in staff costs due to reduced overtime and premium payments under the new employment contracts with shop staff and productivity improvements resulting from the investment in EPOS. FOBT rentals fell due to more favourable contractual terms, which are exclusively royalty based, and AWP rentals fell due to the reduction in the number of machines in the estate. These savings were offset by increases in rent and rates due to increased shop numbers and rent reviews; energy costs; communications costs incurred to provide EPOS infrastructure; picture and data costs due to additional shop numbers, increased charges from SIS and the number of LBOs showing Sky Sports; and depreciation and maintenance charges as a result of introducing new text and EPOS systems.

We completed 138 development and shop fitting projects during the year including 31 new licences, 53 extensions and resites and 54 shopfittings. We spent £23m on estate development in the year.

At the end of the year we had 2,121 LBOs in the United Kingdom, 9 in the Channel Islands, 2 in the Isle of Man and 52 in the Republic of Ireland; a total of 2,184.

We completed the installation of a new text system and an EPOS system in the

Retail


Stanley
Gross win
Trading profit
William Hill
Gross win
Trading profit
£m
600
500
400
300
200
100
0
418.9
111.9
505.6
152.4
548.1
165.5
623.4
181.6
2002
2003
2004
2005

Telephone


Gross win
Trading profit
£m
60
50
40
30
20
10
0
50.9
17.3
56.5
22.2
60.3
22.1
53.4
13.0
2002
2003
2004
2005

Interactive


Gross win
Trading profit
£m
100
90
80
70
60
50
40
30
20
10
0
54.9
20.5
84.9
37.1
106.1
51.7
123.3
61.2
2002
2003
2004
2005

William Hill estate in the year with minimal disruption and extended the rollout of the same systems to the Stanley Retail estate. The total cash investment in respect of these projects is expected to be £53m.

Telephone

Telephone gross win fell by 11.4% to £53.4m and profit fell by 41.2% to £13.0m. This channel is the most vulnerable to adverse sporting results and the decline in theoretical horseracing betting margins as its higher staking customers tend to back a higher proportion of favourites and are less likely to recycle winnings.

There was a fall in gross win against the comparative period in both the first and second half of 2005, although the fall in the second half was less pronounced than in the first half.

Costs in this channel were up 10.9% due to increases in bank charges and a higher allocation of central technology costs.

We ended the year with 174,000 active telephone customers (2004: 184,000).

Interactive

Interactive gross win increased 16.2% to £123.3m and profit grew 18.4% to £61.2m.

Growth in gross win was seen across all products with the strongest growth in poker, which increased 90%. Sportsbook gross win grew despite adverse sporting results, on the back of an increase in turnover and active accounts. Our arcade experienced strong growth and the casino showed a small increase in gross win.

In October 2004 we launched William Hill TV (WHTV) on Sky Channel 425. Gross win generated through the interactive games arcade remains low. However, we have seen an increase in stakes placed through the Interactive and Telephone sportsbooks on greyhound racing shown live on Channel 425. We have commenced a trial broadcast of Channel 425 content into our betting shops and we hope that this will increase shop gross win as well as draw shop punters to interactive television outside shop hours. We will evaluate the benefits of Channel 425 in mid 2006.

Gross win grew against the comparative periods in both the first and second half years of 2005 and the growth achieved in the second half was just below that achieved in the first half. Betting grew at 4.6% in the first half and 15.6% in the second half and gaming (casino and poker) grew at 30.9% in the first half and 15.3% in the second half.

We continue to expand our range of in running betting opportunities and launched a live betting console on our sportsbook, which enables the rapid update of prices during play. We enhanced our single account proposition and Interactive and Telephone customers can now bet on sports, poker, casino, and arcade from a single wallet. We launched 5 new arcade games that expanded our offering to 10 games. Our mobile sportsbook service is supported on the majority of WAP enabled handsets.

We upgraded our poker product through our partner Cryptologic and they now have the fifth largest poker room on the internet. As a result, our players compete for over $3.5m in guaranteed tournament prize pools each month. Players can also qualify for the World Series of Poker and European Poker Tour events. William Hill continues to build its poker brand and is the official sponsor of the European Poker Rankings. The finals of the William Hill Grand Prix attracted top players from around the world with a prize pool of £450,000. The finals are being broadcast on Sky television.

As part of our international strategy we launched a Greek language poker room to complement our Greek download and instant casinos.

We added 31 new games to our Boss and Cryptologic download casinos, including 6 Marvel Comic themed games targeted at the slot machine market and blackjack and roulette variants aimed at the European market. We now offer over 140 games and paid out over £750,000 in shared progressive jackpots in 2005.

Total active accounts increased to 341,000 as at 27 December 2005 (28 December 2004: 292,000).

Costs in the channel increased 20.7% due to increased marketing activities to support the growth of our poker business and to fund the costs of Channel 425 production and content.

Cost of content

In July 2005 the Court of Appeal agreed with the European Court of Justice (ECJ) interpretation of the Database Directive, which had previously been referred to the ECJ by the Court of Appeal in relation to our dispute with the BHB on the use of certain racing data. This judgment supported the Group's position. Subsequently, the BHB has decided not to challenge this judgment thus bringing to an end the dispute that commenced in 2001.

Had the BHB been successful, their database would have been the basis of a commercial deal between racing and betting that would have allowed the statutory levy scheme to end. As a result of the decision, the Government has extended the statutory levy until 2009 and appointed a committee, under the chairmanship of Lord Donoughue, to find an alternative basis for a commercial arrangement. The committee issued its draft report in December 2005. It is anticipated that discussion will take place between interested parties during 2006 in order to assess whether a viable alternative to the current statutory levy can be developed from the options identified by the committee.

The betting industry has contractual arrangements in place with the country's 59 racetracks for the supply of horseracing pictures into LBOs. These contracts expire between spring 2007 and summer 2009.

With regard to football, the Retail division continues to make payments to the football authorities as part of an ongoing agreement. It should be noted that at the same time as delivering its judgment on the interpretation of the Database Directive in relation to horseracing, the ECJ took a similar line on three football related cases. We are still in discussion with the football authorities concerning future arrangements for LBOs, as well as remote channels.

In November 2005 the BHB settled a long running dispute with Irish bookmakers over data rights. The settlement came during a hearing in Dublin's Commercial Court and allowed the BHB to keep the £30m it had collected from Irish bookmakers since March 2001. However the BHB accepted that no further payments under the previous contract would be made after 9 January 2006. Accordingly, from that date, William Hill has ceased to make any payment to the BHB in respect of horseracing betting in its LBOs in certain jurisdictions. Previously the Company had paid 10% of gross win arising from betting on UK horseracing in LBOs outside of Great Britain.

Operating costs

Full year expenses for the Group were £418.2m an increase of 26.6% (5.5% excluding Stanley Retail and exceptional costs).

Excluding Stanley Retail and exceptional costs, staff costs, which represented roughly half of our total costs, fell 1.2% reflecting the introduction of our new staffing contract in the retail estate and improvement in productivity as a result of the rollout of EPOS. Property costs, which represented 16.0% of our total costs, were up 10.9% over the comparable period reflecting increases in rent and rates in part driven by an increase in average shop size and an increase in the number of shops, and higher energy costs. Depreciation and equipment maintenance costs increased 21.2% with the rollout of EPOS and text systems along with the supporting technology, although this was offset by staff cost savings. The cost of providing pictures and data to our LBOs was up 8.5% over the comparable period due to the size of the estate and price increases. Advertising and marketing costs, including the cost of casino bonus cash payments that are expensed in arriving at gross profit, were up 19.5% over the comparable period reflecting increased web advertising and promotions, in particular focusing on poker and WHTV.

Other cost increases relate to our investments in WHTV and our ongoing investment in information technology, EPOS capabilities and core bookmaking systems. All expenditure on information technology is subject to rigorous cost-benefit analysis, and tightly managed through formalised project and programme management systems.

Exceptional costs of £26.9m were incurred in 2005 of which £19.0m (including £5.4m of non-cash charges) related to the integration of Stanley Retail within the William Hill estate, £3.0m related to the aborted return of capital exercise and £7.4m related to the installation of EPOS and text systems. A profit of £2.5m was recorded on the disposal of 12 William Hill LBOs.

Regulatory development

In April 2005 the new Gambling Act was enacted. We are advised that it is unlikely to be fully implemented before Autumn 2007 pending the setting up of the Gambling Commission.

Proposed deregulation including extended betting shop opening hours, the installation of higher payout gaming machines and the removal of the demand criteria will impact our estate. The new Act also opens up the possibility of a UK based remote gaming industry and over the next two years the Government aims to establish both regulatory and taxation regimes to enable this to occur. We will continue to work with our trade associations to assist the Gambling Commission to develop appropriate regulation.

Capital structure

William Hill was listed on the London Stock Exchange in June 2002 and at that time the Group put in place a capital structure and financing arrangements to provide the optimum capital structure for William Hill as a public company, consistent with the Board's strategy. Since flotation, William Hill's strong financial performance has led the Board to conclude that William Hill could support a significantly higher amount of debt and to do so would be in the interest of shareholders. In March 2005 the Company announced a return of capital to shareholders of £453m and a £40m additional contribution to the Group's defined benefit pension scheme to address the actuarial deficit in the scheme.

In light of the acquisition of Stanley Retail, the Company decided not to proceed with the return of capital but secured new facilities of £1.2bn in order to fund the acquisition, refinance the facilities put in place at flotation and make a £47m additional contribution to the Group's defined benefit pension scheme over a five-year period.

Subsequent to receiving clearance from the OFT on the Stanley Retail acquisition, the Board gave further consideration to the appropriate financing arrangements for the enlarged Group. In September 2005, the Board announced it will target a ratio of net debt to earnings before exceptional items, interest, tax, depreciation and amortisation (EBITDA) of approximately 3.5 times to be achieved over the medium term. The Board also announced that consistent with this target it expected to return £200m – £300m within an 18 month period. By the end of 2005, £78.3m had been returned by means of on-market share buy-backs.

Taxation

In its Pre-Budget Report on 5 December 2005, HM Treasury announced the conclusions it had reached on gambling taxation. HM Treasury concluded that current tax arrangements are generally working well at present and that maintaining stability in the overall structure of taxation is desirable in a period of transition. In these circumstances the Government decided to maintain the current tax regimes which are working well for betting, betting exchanges, lottery and bingo.

Gross profit tax

HM Treasury concluded that gross profit tax has been a success and the Government has decided not to increase the rate of gross profit tax or make any changes to it at this time.

Betting exchanges

The Government concluded that the fairest way to tax betting exchanges is to tax commission earned by them. It also concluded that taxing layers on exchanges, purely on the basis that they lay bets, would not be fair or proportionate. On this basis it concluded that the current taxation arrangements remain appropriate.

As a result of the Government's decision we expect to see continued pressure on theoretical margins and to address in part this issue we recently started to hedge directly into betting exchanges as a means of improving the effectiveness of our hedging activities. In addition, the Starting Price Regulatory Commission (SPRC) is undertaking an independent review of how starting prices are formed. The SPRC has appointed PricewaterhouseCoopers to conduct a full review of the process and is expected to announce its findings in the early summer.

FOBTs

FOBTs were classified as gaming machines for VAT purposes from 6 December 2005. From this date, income earned from these machines is subject to VAT rather than gross profits tax. This is in line with other types of gaming machine.

From the 2006 Budget, AMLD will be payable in addition to VAT and further discussions are taking place between the Government and the gambling industry prior to the rate being set.

Remote gaming

HM Treasury announced that in order to align taxation policy with the Gambling Act 2005, remote gaming will be brought into the gambling duty net, with the intention of announcing the rate in the 2006 Budget. HM Treasury has committed to further discussion with the industry and other stakeholders prior to announcing the rate.

Republic of Ireland

In December 2005 the Irish Government announced a reduction in the tax rate from 2% to 1% of turnover, to apply from 1 July 2006.

Pension plan

The Board undertook during the year to make a special contribution of £47m to the Group's defined benefit scheme. The contribution will be spread over a period of five years and is designed to eliminate the deficit calculated on a continuing basis by the actuary as at September 2004. The first payment of £9.4m was made in October 2005. The Board and pension scheme Trustee have consulted on this specific proposal and believe it represents an appropriate course of action that properly balances the legitimate interests of shareholders, members and pensioners.

Future capital structure and dividend policy

The Board intends to maintain an efficient and flexible capital structure and will use a combination of dividend payments and share buy-backs to achieve this objective.

For 2006, the Board expects to maintain dividend cover on a per share basis broadly in line with the level in 2005. In addition, the Board will be seeking authority from shareholders for a renewal of the on-market share buy-back mandate.

David Harding
Chief Executive


POKER
GRAND PRIX

Operating and Financial Review

To the shareholders of William Hill PLC.

The Operating and Financial Review (OFR) is only prepared to assist the members to assess the Company's strategy and the potential for that strategy to succeed. The statutory requirement to prepare an OFR has been removed by the Government but it is included in this Annual Report as the Board considers it contains important information for shareholders.

The OFR contains certain statements that are or may be forward-looking. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report. These statements should be treated with caution as they involve risk and uncertainty because they relate to future events and circumstances. There are a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements.

The OFR has been prepared with reference to the guidance in the Accounting Standards Board's 'Reporting Statement: Operating and Financial Review' which following the removal of the statutory requirement for the OFR is considered best practice and the Board has elected to incorporate many of the recommended disclosures contained in the new Reporting Statement. The Board may modify the OFR in future periods to reflect developing best practice.

This OFR has been prepared for the Group as a whole and therefore gives greater emphasis to those matters which are significant to the Group taken as a whole.

Description of the business

William Hill is a leading provider of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering FOBTs and AWPs in its LBOs and operating an online casino and poker room.

The Group delivers its betting and gaming products to customers through three principal channels:

- Retail comprises a network of over 2,180 outlets throughout the UK and Ireland including 560 LBOs retained following the acquisition of Stanley Retail making William Hill one of the two largest operators of LBOs in the UK. The scale of the network gives William Hill a significant competitive advantage in terms of brand recognition and allows central costs to be spread across a large estate.
- Telephone betting, in which the directors believe that William Hill is the market leader, has the capacity to operate approximately 700 telephone bet capture positions at call centres in Leeds and Sheffield. As at 27 December 2005, the business had 174,000 active accounts (28 December 2004 – 184,000).
- Interactive betting comprises an online sportsbook including arcade games (www. williamhill.com), an online casino (www. williamhillcasino.com) and online poker site (www. williamhillpoker.com). The Group accepted its first bet via the internet in 1998 and the casino was launched in conjunction with Cryptologic Inc. at the end of 1999. The offering was enhanced by the introduction of arcade games in 2002 and the launch of a dedicated poker site in January 2003. Also in 2003, Boss Media AB was introduced as a second supplier of casino software, a Euro denominated casino was launched and an integrated sportsbook and casino account was offered to customers. In autumn 2004, the business launched a television channel (WHTV) on channel 425 on the Sky interactive digital television platform. Enhancements in the interactive offering through improvements in functionality and product development continue to be made and in 2005 we increased our range of in-running opportunities, enhanced our single account proposition, launched additional arcade games and upgraded our poker product. As at 27 December 2005, the business had 341,000 active accounts (28 December 2004 - 292,000).
- The Group also operates two greyhound stadia situated in the North East.

Operating environment

Historically, the Group's business has proven to be less exposed to the economic cycle than many other consumer facing industries. Economic conditions in the UK showed signs of weakening in 2005, which may have adversely impacted the Group's financial performance, although the impact cannot be quantified.

The business is defined and constrained by legislation. Recent legislation comprises the Gambling Act enacted in April 2005 although this is unlikely to be fully implemented before autumn 2007 pending the setting up of the Gambling Commission.

Each customer must take responsibility for complying with local laws in respect of betting and gaming that differ across jurisdictions. The Group's businesses are properly licensed in the UK to accept sports and other bets and in the Netherlands Antilles to operate online casino and poker sites. The directors periodically obtain independent legal advice concerning the state of betting and gaming laws in particular jurisdictions.


William
HILL

The Group closely monitors the development of tax policy by the Government in relation to betting and gaming. It seeks to lobby Government to ensure a fair and equitable approach to the taxation of different forms of gambling and various platforms, and to minimise the likelihood that the regime for gross profit tax might be changed to the detriment of the Group.

The Group in conjunction with other bookmakers continues to make a variety of statutory, voluntary and commercial payments to various sporting bodies. In addition, the Group makes commercial payments through Bookmakers Afternoon Greyhound Services Limited (BAGS) for the right to screen pictures from various horse and greyhound racetracks in LBOs. As explained in the Chief Executive's Review, the Group does not expect any significant increase in the cost of such arrangements in the foreseeable future.

Strategy

The Group continues to pursue a strategy aimed at delivering sustainable earnings growth and value for shareholders. The key elements of the strategy are to:

- Continue to enhance traditional earnings and maximise organic growth opportunities;
- Profitably exploit new platforms;
- Capitalise on opportunities from regulatory, fiscal and technological change; and
- Selectively pursue value-enhancing acquisitions.

The Board monitors performance against the strategy by:

- Establishing an annual plan incorporating strategic objectives and monitoring results against that plan;
- Monitoring performance against key competitors;
- Evaluating new business development opportunities against stringent financial criteria and alternative uses of capital;
- Playing an active role in regulatory and fiscal matters which could influence the business; and
- Identifying and implementing technological change which is expected to benefit the business.

Competition

The Group faces competition primarily from other bookmakers, betting exchanges, other interactive operators and, to some extent, the National Lottery. The directors do not believe that the Group currently faces significant competition from other participants in the gaming industry, namely casinos, bingo halls and football pools although competition may increase as betting and gaming products converge, the new Gambling Act comes into force, and as a result of technological developments.

The Group's principal competitors in the UK retail market are Ladbrokes and Coral, with William Hill and Ladbrokes having the largest LBO estates. Ladbrokes, Coral and the Tote are the Group's chief competitors in the UK telephone betting market. In addition, a number of international telephone operators compete with the Group from outside the UK.

The Group faces competition in its interactive operations from a large number of UK-owned operators, including Ladbrokes, Coral and various betting exchanges, and operators based overseas that have entered, and continue to enter, the interactive market. Relatively few of these competitors have a recognisable or long-established brand name in the UK. The Group competes overseas with online and off-line competitors that may have more brand recognition than William Hill in certain markets.

Betting exchanges enable person-to-person betting with one person acting as layer (the role of the traditional bookmaker) and the other as punter. The exchange charges a commission on the winner's profit and gross profit tax is levied at 15% on all commission and levy, if appropriate, is charged at 10% on UK horseracing commission. The layers and punters are not liable to these charges. William Hill lobbied strongly against the unfair advantage enjoyed by layers on betting exchanges, who compete directly with traditional bookmakers without paying a comparable level of gross profit tax or horseracing levy. This inequitable taxation of layers on betting exchanges enables them to offer better prices than the traditional bookmaker. The UK Government concluded in December 2005 that current taxation arrangements remain appropriate.

The main impact of this competitive advantage manifests itself in starting prices, at which most off-course bets are placed, and theoretical horseracing margins, which have been falling in recent years, as on-course bookmakers have been able to hedge their liabilities on betting exchanges and reduce the margins at which they bet. William Hill recently started to switch hedging activity from the on-course market to betting exchanges in an attempt to reverse the fall in margins.

The National Lottery offers a number of gambling products, the most important of which is the twice weekly draw.



Key performance indicators

The key performance indicators (KPIs) used by the Board in monitoring earnings per share growth are as follows:

- Gross win (represents total customer stakes less customer winnings);
- Gross profit (represents gross win less cost of sales);
- Operating expenses;
- Interest charges and cover; and
- Effective tax rate.

The Board also utilises a range of measures designed to determine performance at a channel and product level, the more important of which are:

- Gross win percentage by channel;
- Operating margin by channel and by product;
- Average profit per LBO;
- Average profit per active Telephone/Interactive customer where profit is operating profit as shown in Note 2 to the financial statements and an active customer is defined as one who has placed a bet with their own money in the last 12 months; and
- Return on incremental capital invested (for example, in relation to investment in the retail estate, the Group seeks returns on capital invested of 20% on new licences, 15% on resites and extensions and 10% on refurbishments).

To assess the capital structure, the Board focuses on the ratio of net debt to earnings before interest, taxation, depreciation and amortisation (EBITDA) which is managed to ensure an efficient balance sheet and is a key driver of overall distribution policy.

In addition to these financial indicators a number of non-financial indicators are also used including numbers of betting slips processed and the number of active customers in the remote channels.

Targets for certain KPIs are set on an annual basis as part of the Group's operational objectives for the coming year having regard to historic levels, expected new developments and the Group's strategy.

A comparison of KPIs in the 2004 and 2005 financial years is shown below.

		2005	2004
Growth in gross win	(1)	2.1%	10.4%
Growth in gross profit	(1)	2.5%	9.8%
Growth in operating expenses	(1)	5.5%	5.4%
Net interest expense		£41.0m	£26.7m
Interest cover		6.9	10.0
Effective taxation rate (excluding exceptional items)		31.1%	27.8%
Gross win percentage by channel	(1,2)		
OTC		15.8%	16.2%
Telephone		8.8%	11.2%
Interactive sportsbook and arcade		7.3%	7.9%
Operating margin by channel			
Retail		30.0%	30.2%
Telephone		24.3%	36.7%
Interactive		49.6%	48.8%
Average profit per LBO	(1)	£103,000	£104,000
Average profit per active Interactive customer		£179	£177
Average profit per active Telephone customer		£75	£120
Net debt/EBITDA		3.4	1.7

(1) Excludes Stanley Retail.

(2) Gross win percentage by product is monitored internally but not publicly disclosed.



In 2005, adjusted basic EPS was just below that achieved in 2004. Growth in gross win and gross profit were below internal targets and the levels achieved in the comparative period due to factors explained in the Chief Executive's review. Growth in operating expenses was contained within tight targets.

Operating margins were at acceptable levels for the Retail business and for the Interactive business but fell below expectations for the Telephone business.

With regard to financial structure the Board believes that the Group should target a net debt to EBITDA ratio of 3.5 times with any excess capital returned to shareholders through a combination of dividends and an ongoing on-market share buy-back programme, to the extent that there is no alternative use of the funds.

We made significant progress in the year in a number of elements of our strategy as described in the Chief Executive's Review.

In addition, we made some progress in developing our international business during the course of the year. An agreement to promote the William Hill brand in Greece was reached with a local partner. We continue to evaluate potential opportunities in select European markets.

Our policy not to accept sports bets from customers based in the United States remained unchanged and Asian markets remained difficult to penetrate due to the legal environment and restrictions on payment methods.

In the coming year we expect to:

- Maximise revenues in each channel through specific initiatives;
- Manage the cost base to ensure efficient use of resources;
- Complete the integration of Stanley Retail;
- Continue to invest in the LBO estate through our ongoing development programme; and
- Make significant progress on key technology programmes.

Current and future development and performance

A summary of the key financial results is set out in the table below and discussed in this section.

Growth in gross win has been achieved through the acquisition of Stanley Retail and growth in the existing Retail and Interactive businesses offset by a reduction in gross win in the Telephone business. Details of performance are described in more detail in the Chief Executive's Review. In the Retail business, key trends include a reduction in income from OTC and AWP business being more than offset by increased income from FOBTs. The decline in OTC business was due to adverse sporting results and margin pressures . FOBTs benefited from improved densities and greater popularity (at the expense of AWPs and OTC business levels). Income in the Telephone sportsbook was similarly affected by unfavourable sporting results and lower margins. Interactive gross win grew in all areas with poker gross win increasing by 90%.

GPT, levies, VAT, royalties and other costs of sale (excluding pay-outs to customers) increased 9.8% to £176.5m (William Hill excluding Stanley Retail increased 0.5% to £161.5m) and includes gross profit tax, levies paid to the horse and greyhound racing industries, VAT and licence fees incurred in respect of AWPs and more recently FOBTs, and various royalty payments to suppliers of FOBTs and certain services in respect of the online casino and poker sites.

The total amount of gross profit tax paid has increased by 7.6% (William Hill excluding Stanley Retail increased by 0.1%) due to the increase in gross win from betting activity including that generated from FOBTs. Levies have increased by 7.8% (William Hill excluding Stanley Retail decreased 3.2%) due to an increase in the voluntary levy paid to the greyhound industry net of a small decrease in payments under the statutory horseracing levy due to a reduction in gross win from UK horseracing. Royalties paid to various suppliers of FOBTs have increased due to the roll out of additional terminals although the percentage of gross win paid as royalty has fallen in the period. Similarly, royalties paid to Crypotologic and Boss Media, suppliers of casino and poker software, have increased in absolute terms due to the continuing success of these products. Changes in FOBT

Key financials

£m	Gross Win 2005	Gross Win 2004	Operating Profit 2005	Operating Profit 2004
Retail – WH	552.7	548.1	166.0	165.5
– Stanley	70.7	–	15.6	–
Retail – total	623.4	548.1	181.6	165.5
Telephone	53.4	60.3	13.0	22.1
Interactive	123.3	106.1	61.2	51.7
Other	7.6	7.6	(0.1)	(0.3)
Overheads	–	–	(13.3)	(8.0)
	807.7	722.1	242.4	231.0


William
HILL

taxation, explained in the Chief Executive's Review, and the full-year benefit of changes in FOBT supplier terms will affect these costs in 2006.

Gross profit, representing gross win less GPT, levies, VAT, royalties and other costs of sales, amounted to £631.2m, an increase of 12.4% (William Hill excluding Stanley Retail increased 2.5%) over the comparable period.

Net operating expenses, excluding exceptional items increased to £388.8m, an increase of 17.6% over the comparable period (William Hill excluding Stanley Retail increased 5.5%).

Associate income represents the Group's share of profits of its associate company, Satellite Information Services.

Net interest payable increased to £39.9m, an increase of 58.3% against the comparable period due to the change in financing arrangements arising from the acquisition of Stanley Retail.

Tax on profit on ordinary activities relates primarily to the current year and as the Group earns its profits in the UK is calculated at 30% of taxable profits being the current rate of UK corporation tax. The Group's effective rate of tax (before exceptional items) was 31.1%, as compared to 27.8% in 2004. The rate in 2004 was lower due to the availability of tax losses in that year.

Basic adjusted earnings per share were 36.2 pence, a 0.8% decrease against the comparable period.

The Group generated net cash inflow from operating activities of £242.0m, a decrease of 2.1% against the comparable period. The Group paid £33.4m in net debt service costs, £49.4m in corporation tax, invested a net £53.8m in capital expenditure, spent a net £466.1m on acquisitions, paid £66.6m in dividends, spent £76.8m purchasing its own shares and repaid a loan facility in the amount of £500m. The Group drew down £1,020m under its new loan facilities. Net indebtedness increased to £939.5m at 27 December 2005 (28 December 2004 – £437.0m).

The Group continues to invest in developing each of its businesses so as to underpin its future growth prospects. It plans to continue to invest circa £40m per annum in the retail estate including Stanley Retail which will benefit from a targeted spend of £26m over the next three years. The investment programme to upgrade EPOS equipment and text systems in Stanley Retail will be completed by March 2006 at a further cost of £5.6m. The Group has also earmarked £19m for investment in 2006 and 2007 in new and improved technology platforms and core bookmaking systems that will ultimately benefit all three channels. The directors also consider opportunities to acquire additional good quality LBOs. All investment and acquisition proposals are evaluated against strict criteria that focus on return on capital and pay-back period.

Resources

The Group seeks to exploit a number of assets and resources that are not necessarily reflected in its financial statements including:

- A market leading position in all major betting channels in the UK with an established international presence;
- A long-established and widely recognised brand, with a strong reputation for quality;
- An extensive and high quality estate of betting shops which benefit from significant sustained investment and ongoing refurbishment and improvements;
- An effective risk management system and significant bookmaking experience;
- A focus on sustainable and profitable growth and tight management of costs;
- Strong cash flow generation;
- A track record of innovation and profitably exploiting regulatory, fiscal and technological change; and
- A strong management team and workforce of over 13,000 trained employees.

The directors believe that such resources help to secure the Group's position at the forefront of the betting and gaming industry and ensure it is well placed to compete and develop its business in the future.

Risk and uncertainties

The directors are seeking to build an increasingly profitable business by exploiting the above-mentioned strengths and, at the same time, carefully managing the risks to the operation. Such risks include: the potential impact of legislative changes in the UK and overseas on the Group's scope and conduct of operations and ability to accept bets; the potential impact of changes to the UK fiscal environment; the ability of the Group to manage its bookmaking risk; the relationship with key suppliers, most notably the horse and greyhound industries; the payment of levies and fees to certain sporting bodies under various arrangements; the potential threat represented by competitors based in the UK and overseas; the risk that key technology or information systems could fail; the impact of weather or other factors on the sporting programme; the loss of key personnel; the risk of a prolonged economic recession or other geo-political events that may result in a reduction of betting activity; the risk that intermediaries such as banks refuse to accept credit and debit card transactions connected with gambling; and the risk resulting from any inability of the Group to service its debt obligations.

The Board routinely monitors all the above risks and appropriate actions are taken to mitigate the risks or their potential adverse consequences. The Chief Executive's Review further expands on certain issues that fall into the above description of risk factors.

Relationships

The Group has relationships with various organisations as part of its day-to-day management of the Group's operations. Our customers and employees are key to our success and our Corporate Responsibility (CR) Statement on pages 34 to 39 provides further information on our policies and practices in these areas, as well as details of other key CR issues for the Group.

The Group also has a number of key suppliers who provide products and services to the Group. Two of our most significant relationships in the Retail business are with Leisure Link, the sole supplier of FOBTs to our LBOs in Great Britain, and Alphameric, who supply and maintain the Group's EPOS systems. SIS, in which the Group has a shareholding, is the main provider of pictures and data into our LBOs. The Group also has arrangements with the various horse and greyhound tracks via BAGS for the right to screen pictures.

Our two online casino providers Cryptologic and Boss Media are important suppliers to the Interactive business.

William Hill operates in a regulated environment where the potential risks indentified on page 12 include adverse changes to the regulatory and tax regimes. The Group both on its own and via trade associations maintains an ongoing dialogue with the DCMS and HM Treasury and participates in regular liaison meetings with the recently established Gambling Commission to assist with their understanding of the bookmaking industry. We have provided, and will continue to provide, feedback on various consultation documents issued by the Commission. The Government and the Commission have identified responsible gambling as a key area of focus and we have a regular dialogue with DCMS, the Gambling Commission, GamCare, the Reponsibility in Gambling Trust and trade associations in this area. We also, via relevant trade associations, have arrangements for alerting sports regulatory bodies to potential sports integrity issues.

The Group is a major contributor to the horse and greyhound racing industries via the statutory levy and voluntary levy respectively.

Our bankers are important providers of funding and financing products as well as providing daily banking facilities through our distribution channels.

Returns to shareholders

The Company paid an interim dividend of 6.1 pence per share and the directors have proposed a final dividend of 12.2 pence per share that would bring total dividends to 18.3 pence per share, an 11% increase over the amount paid in respect of the comparable period. The proposed level of total dividend corresponds to a dividend cover ratio of 2.0 times (28 December 2004 – 2.2 times). The Company normally aims to pay interim and final dividends that represent about one third and two thirds, respectively, of total dividends.

The Company obtained authority from shareholders at the Annual General Meeting held in May 2005 to buy-back up to 10% of the issued share capital. The Company bought back 3.6% of its share capital by the end of 2005 all of which was cancelled. The aggregate cost (after expenses and stamp duty) of the acquired 3.6% of issued share capital was £78.7m.

From June 2002, the date of its initial public offering to the end of 2005, the Company bought back a total of 9.9% of its issued share capital (inclusive of shares bought back into treasury) returning £223m to shareholders and paid dividends totalling a further £223m.

Approximately 2.7% of the issued share capital at the end of 2005 is retained in treasury shares to meet future awards under the Group's various incentive and share remuneration schemes.

Financial structure and liquidity

At flotation in June 2002, the Company arranged bank facilities amounting to £660m comprising a five-year amortising term loan of £210m and a revolving credit facility of £450m available until 28 May 2007 (the 'old facilities'). The old facilities were denominated in sterling as the Group's operations are largely based in the UK.

As a result of mandatory repayments in respect of the term loan, the available facilities had fallen to £620m as at 28 December 2004, and further reduced to £570m on 31 December 2004 as a result of a further mandatory repayment.

The Group's acquisition of Stanley Retail during the year required funding and gave the Board the opportunity to give further consideration to the appropriate financing arrangements for the enlarged Group to achieve an efficient capital structure.

Accordingly, the Group secured new facilities of £1.2bn with a consortium of banks (the 'new facilities'). £600m of the new facilities have been structured as a five-year revolving credit facility and £600m as a five-year term loan. These facilities were used to fund the acquisition and to repay the old facilities in June 2005.

The directors believe that the new facilities are sufficient to meet the projected working capital needs of the Group.

The Company has hedged its exposure to interest rates on its floating rate debt by entering into a series of interest rate swaps and collars. Approximately one third of its forecast exposure is fixed via interest rate swaps reducing to one quarter by the end of 2009. A further one third is subject to interest rate collar arrangements until 2009.

The remaining exposure is at floating rates. The Board will continue to review periodically the borrowing and hedging arrangements to ensure that they remain appropriate to the needs of the Group and take account of changes in market conditions and business plans.

The Board will target a ratio of net debt to EBITDA of approximately 3.5 times to be achieved over the medium term. In September 2005 the Board announced that on the basis of this target it expected to return via on-market buy-backs £200m – £300m to shareholders within an 18 month period. By the end of 2005 £78.3m had been returned.

Going forward, the Board anticipates maintaining an efficient capital structure through a combination of dividends and ongoing share buy-backs.

Adoption of IFRS

The Group is well advanced in its plans to adopt International Financial Reporting Standards (IFRS).

The Group has prepared its financial statements for the 52 week period ended 27 December 2005 in accordance with UK generally accepted accounting principles (UK GAAP) although supplementary information prepared in accordance with IFRS is shown on pages 83 to 94. The Group will adopt IFRS as the primary basis for reporting for the 52 week period ending 26 December 2006.

The Group does not expect the adoption of IFRS to have a material impact on the reported financial performance as compared to results prepared in accordance with UK GAAP. Furthermore, it expects no adverse impact on its tax affairs or banking arrangements resulting from the transition to reporting in accordance with IFRS.

Board of Directors



Charles Scott
Non Executive Chairman



David Harding
Chief Executive



Tom Singer
Chief Operating Officer



Barry Gibson
Senior Independent Non Executive Director



David Allvey
Independent non executive director



David Edmonds
Independent non executive director

Charles Scott
Non Executive Chairman

Responsibilities:
Chairman of the Board with responsibility for best practice corporate governance.

Board Committees:
Nomination Committee (Chairman)
Corporate Responsibility Committee

Current directorships:
InTechnology PLC (Non executive director)
Emcore Corporation (Non executive director)

Former roles:
Chairman, Saatchi & Saatchi PLC
Chairman, Cordiant Communications Group PLC
Chairman, Robert Walters PLC
Non executive director, adidas-Salomon AG
Senior Independent Non Executive Director, TBI PLC

Qualifications:
Chartered Accountant

Age: 57

Year of appointment: 2002

David Harding
Chief Executive

Responsibilities:
Responsibility for the Group's overall strategic direction and the day-to-day management and profitability of the Group's operations.

Board committees:
Corporate Responsibility Committee

Former roles:
Deputy Chief Executive, Scottish Amicable
Managing Director, Prudential Life and Pensions
Managing Director, Charles Schwab Europe
Chief Operating Officer, ShareLink
Operations Director, Mercury Personal Communications
Senior Consultant, PA Consulting Group

Qualifications:
MBA Warwick University

Age: 50

Year of appointment: 2002

Tom Singer
Chief Operating Officer

Responsibilities:
Retail, Telephone and Interactive Operations, Information Technology, Finance, Strategic Planning, Investor Relations, Security and Internal Audit.

Former roles:
Group Finance Director, William Hill PLC
Finance Director, Moss Bros Group PLC
Management Consultant, McKinsey & Co

Qualifications:
Chartered Accountant

Age: 42

Year of appointment: 2002

David Allvey
Independent non executive director

Board Committees:
Audit and Risk Management Committee (Chairman)
Nomination Committee
Remuneration Committee

Current Directorships:
Resolution Group PLC (Non executive director)
Costain Group PLC (Non executive director)
Intertek Group PLC (Non executive director)
Mytravel Group PLC (Non executive director)

Former roles:
Group Finance Director, BAT Industries PLC
Group Operation Officer, Zurich Financial Services PLC
Group Finance Director, Barclays Bank PLC
Non executive director, McKechnie Group PLC
Member of the UK Accounting Standards Board
Member of International Accounting Standards Insurance Group
Chairman of the Fiscal Committee of the 100 Group of UK Finance Directors

Qualifications:
Chartered Accountant

Age: 60

Year of appointment: 2002

David Edmonds, CBE, D.Litt.
Independent non executive director

Board Committees:
Corporate Responsibility Committee (Chairman)
Audit and Risk Management Committee
Remuneration Committee

Current Directorships:
Hammerson plc (Non executive director)
Wincanton plc (Non executive director)

Other Organisations:
Chairman, NHS Shared Business Services
Chairman, NHS Direct Special Health Authority
Legal Services Commissioner
Trustee of SELECT (charity)
Trustee of the Social Market Foundation

Former roles:
Director General of Telecommunications at Oftel
Board Member, Office of Communications
Managing Director, Group Central Services, at the National Westminster Group
Chief Executive of the Housing Corporation

Qualifications:
BA (Hons), University of Keele

Age: 61

Year of appointment: 2005

J M Barry Gibson
Senior Independent Non Executive Director

Responsibilities:
Senior Independent Non Executive director undertaking duties as identified in the Combined Code (2003).

Board Committees:
Remuneration Committee (Chairman)
Audit and Risk Management Committee
Nomination Committee

Current Directorships:
National Express Group Plc (Senior Independent Non Executive Director)
Homeserve PLC (Non executive director)

Industry bodies:
Chairman and Trustee Retail Trust (charity)

Former roles:
Group Chief Executive, Littlewoods Plc
Group Retail Director, BAA Plc
Non executive director, Limelight Plc
Non executive director, Somerfield PLC

Age: 54

Year of appointment: 2002

Professional Advisers

Freshfields Bruckhaus Deringer (Legal Advisers)
65 Fleet Street
London EC4Y 1HS

Deloitte & Touche LLP (Auditors)
Hill House
1 Little New Street
London EC4A 3TR

Brunswick Group Ltd (Financial Public Relations)
16 Lincoln's Inn Fields
London WC2A 3ED

Citigroup (Financial Advisers and Corporate Stockbrokers)
Citigroup Centre
33 Canada Square
London E14 5LB

Capita IRG (Registrars)
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

Principal activities

The principal activities of the Group during the period continue to be the operation of licensed betting offices and the provision of telephone and internet betting and online casino and poker services. The subsidiary and associated undertakings principally affecting the profits or net assets of the Group are listed in note 17 to the financial statements.

Business review

Full details of the Group's activities and a report on its business, strategy and likely future developments are contained in the Chief Executive's Review and the Operating and Financial Review on pages 4 to 14.

Results and dividends

The Group's profit on ordinary activities after taxation and exceptional items was £111.4m (52 weeks ended 28 December 2004 – £149.8m). The directors recommend a final dividend of 12.2 pence per share to be paid on 6 June 2006 to ordinary shareholders on the Register of Members on 5 May 2006 which, together with the interim dividend of 6.1 pence per share paid on 5 December 2005, makes a total of 18.3 pence per share for the period (52 weeks ended 28 December 2004 –16.5 pence per share).

Directors

The directors who served during the period and up to 2 March 2006 comprise:

Charles Scott	Non Executive Chairman
David Harding	Chief Executive
Thomas Singer	Chief Operating Officer
Barry Gibson	Senior Independent Non Executive Director
David Allvey	Independent non executive director
David Edmonds	Independent non executive director

It is intended that Simon Lane will be appointed Group Finance Director with effect from 20 March 2006.

Details of committee membership is set out on page 16.

Details of the directors' interests are set out in note 10 to the financial statements.

Directors proposed for re-election

Messrs. Harding and Gibson retire by rotation at the next Annual General Meeting and offer themselves for re-election.

Mr Lane, who is expected to be appointed by the Board on 20 March 2006, will retire and offer himself for election.

Please refer to page 16 for biographies of the current directors. A biography of Mr Lane will be provided in the Notice of AGM.

Supplier payments policy

The Group does not have a formal code on payment practice but it is the Group's policy to settle terms of payment with suppliers when agreeing the terms of each transaction, ensure that suppliers are made aware of the terms of payment and abide by the terms of payment. Trade creditors of the Group at 27 December 2005 were equivalent to 19 days' purchases (28 December 2004 – 20 days' purchases), based on the average daily amount invoiced by suppliers during the period.

Charitable contributions

During the period the Group made charitable donations of £351,000 (52 weeks ended 28 December 2004 – £211,000) principally to industry-related charities serving the communities in which the Group operates.

Substantial shareholdings

On 2 March 2006, the Company had been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the interests in the ordinary share capital of the Company set out in the table on page 18.

Disabled employees

Applications for employment by disabled persons are always fully and fairly considered, bearing in mind the aptitude and ability of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment within the Group continues and that appropriate training is arranged. It continues to be the policy of the Group that the training, career development and promotion of disabled persons should as far as is feasible be identical to that of other employees.

Employee consultation

The Group places considerable value on the involvement of its employees and has continued to keep them informed on matters affecting them as employees and on the various factors affecting the performance of the Group. This is achieved through formal and informal meetings, and "INFORM", the Group magazine recently relaunched as "Will2Win". Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests.

The Company operates a SAYE Share Option Scheme (Scheme) which is open to all eligible employees based on a three, five or seven year monthly savings contract. Options under the Scheme are granted with an exercise price up to 20% below the prevailing share price. The maximum permissible monthly savings under the Scheme is £250.

Authority to purchase own shares

At the Annual General Meeting in 2005, shareholders authorised the Company to make market purchases of its own shares. During the year the Company purchased and subsequently cancelled 14,142,398 ordinary shares (equivalent to 3.6% of the issued share capital at the time the authority was given). These cancelled shares had a nominal value of £1.4m and were purchased at a cost of £78.3m at prices between £5.12 and £6.00.

At 27 December 2005, the 10,545,278 ordinary shares held in treasury and the 31,072,120 ordinary shares cancelled since the buy-back programme started in June 2004 represented 2.7% and 8.0%, respectively, of the outstanding share capital at that date.

This authority remains valid until the forthcoming Annual General Meeting, when it is intended that a resolution will be put to shareholders to renew it.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming Annual General Meeting.

By Order of the Board

Helen Grantham
Company Secretary and General Counsel
2 March 2006

Registered Office:
Greenside House,
50 Station Road,
Wood Green,
London N22 7TP

Substantial shareholdings

Name of holder	Number of shares	Percentage shareholding
Fidelity	49,215,694	13.02
Barclays	47,604,658	12.59
MFS Investment	38,618,221	10.02
Legal & General	13,928,542	3.30
Deutsche Bank	11,393,358	3.01

Directors' Remuneration Report

Introduction

This report has been prepared in accordance with the Directors' Remuneration Report Regulations (Regulations). The report also meets the relevant requirements of the Listing Rules of The Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. The Committee has also in preparing this report considered the guidance issued by the National Association of Pension Funds and the ABI. As required by the Regulations, a resolution to approve the report will be proposed at the forthcoming Annual General Meeting of the Company.

The Regulations require the auditors to report to the Company's shareholders on the "auditable part" of the Directors' Remuneration Report and to state whether in their opinion that part of the report has been properly prepared in accordance with the Companies Act 1985 (as amended by the Regulations). The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited Information

Remuneration Committee

The Company has established a Remuneration Committee (Committee), which is constituted in accordance with the recommendations of the Combined Code. It determines and agrees with the Board the Company's policy and framework for executive directors and, with effect from 1 January 2005 the Chairman's remuneration, and determines the specific remuneration packages for each of the executive directors and other senior management including basic salary, other benefits and any compensation payments.

Details of the membership of the Remuneration Committee, together with the year in which membership commenced and details of changes made to the composition of the Committee, are set out above. With effect from 1 January 2005, all members of the Committee have been independent non executive directors.

No director plays a part in any discussion about his own remuneration.

In determining the directors' remuneration, the Committee appointed Towers Perrin to provide advice on structuring remuneration packages for the executive directors and senior management. The Committee also consulted Mr Harding (Chief Executive) and Mr Russell (Group Director, Human Resources) about its proposals relating to individuals other than themselves. Towers Perrin did not provide any other services to the Group. Advice was also received from the Group's lawyers, Freshfields Bruckhaus Deringer and the Company Secretary in relation to the legal aspects of the Performance Share Plan.

Director	Year of appointment	Appointments/retirements
Barry Gibson, Chairman	2002	
David Allvey	2003	
David Edmonds	2005	Appointed 1 January 2005
Charles Scott	2003	Retired on 1 January 2005

Remuneration policy

The remuneration policy has been designed to ensure that the Group has the ability to attract and retain senior managers of a high calibre, align the interests of the senior management with that of the shareholders and be compliant with best practice. The performance measurement of the key members of senior management and the determination of their annual remuneration packages are undertaken by the Committee. The remuneration of the non executive directors is determined by the Board within limits set out in the Articles of Association.

This report sets out the Company's policy on senior management remuneration for 2006 and, so far as practicable, for subsequent years. This policy will continue unless changed by the Committee, and any changes in policy for years after 2006 will be described in future Directors' Remuneration Reports, which will continue to be subject to shareholder approval. The Committee considers that a successful remuneration policy needs to be sufficiently flexible to take account of future changes in the Group's business environment and in remuneration practice.

There are four main elements of the remuneration package for senior management:

- Basic annual salary and benefits;
- Bonus payments;
- Long-term incentives; and
- Pension arrangements.

The Group's policy is to position the basic salaries of the senior management at the median of the relevant competitive market, with a substantial proportion of their remuneration being performance related. As described below, senior management may earn annual incentive payments of up to 75% of their basic salary together with the benefits of participation in share schemes.

Executive directors are required to obtain the Board's prior written consent to accept external appointments. They currently hold no such positions.

Basic annual salary and benefits

The salaries of senior management are reviewed on 1 March each year. Individual pay levels, within the competitive market, are determined by reference to performance, experience and potential. For the basis of comparison the benchmark used is primarily the companies within the Towers Perrin top executive survey, with the relevant data adjusted by reference to specific competitor groups and cross-checked against a sample of companies of comparable size within the FTSE 100 and FTSE 250. The Group believes that this is the most appropriate comparator group for these purposes.

The basic salaries of Messrs. Harding and Singer were reviewed in March 2005. Mr Harding's salary was increased by 10% to £440,000 and Mr Singer had his salary increased by 10% to £260,000. Mr Singer's salary was further increased to £330,000 on his appointment to the new role of Chief Operating Officer in June 2005. These salaries remained in effect at the year end. The basic salaries of other senior management were reviewed and increased by between 4% and 22% in March 2005. In setting salary levels the Committee is sensitive to pay and conditions elsewhere in the Group. The general level of increase for the vast majority of other employees was 3%, with a limited number of employees receiving rises above this level (where performance merited it) up to a maximum increase of 14%.

With effect from 1 March 2006, the basic salaries of Messrs. Harding and Singer were increased by 13.6% and 4.5% to £500,000 and £345,000 respectively. Simon Lane, who is due to join the Group on 20 March 2006, as Group Finance Director, will be paid a salary of £250,000.

In addition to basic salary, senior management receive other competitive benefits, such as a fully expensed car or car allowance, private health cover and permanent health insurance. It is intended to continue to provide these benefits but retain the flexibility to provide a cash alternative for any or all of these according to individual circumstances.

Bonus payments

Executives are eligible to participate in a senior management bonus scheme that is reviewed by the Committee on an annual basis to determine the most appropriate performance measure for that year. For 2005, this comprised the Group's financial performance as measured by profit on ordinary activities before exceptional items, finance charges and taxation and provided for a target payment of 30% of basic salary and a maximum payment of 75% of salary, two-thirds of which is payable in cash with the remaining third paid in shares but held on behalf of the executive until the third anniversary of the cash bonus payment. For 2005, the financial targets were not met and no bonus payments were made.

The same performance measures and cash/share split will apply in 2006, but having reviewed the overall market conditions and comparator groups the Committee has decided that a target payment of 40% of basic salary would be more appropriate with the maximum payment remaining at 75% of salary.

A Deferred Bonus Scheme was approved by shareholders in 2005 as a vehicle through which the share element of the executive annual bonus scheme can be delivered.

Long term incentives

Long term incentives are provided to drive performance, aid retention and align the interests of executives with those of shareholders. The Group has one long term incentive scheme under which new awards are made to incentivise management, namely the Performance Share Plan (PSP).

In 2005, the Remuneration Committee undertook a comprehensive review of the Company's long term incentive arrangements in order to reflect developments in best practice in this area and in the light of the William Hill Group's objectives, in particular to establish long term incentive arrangements which were appropriate to the enlarged Group following the acquisition of the Stanley Retail estate. As a result of this review the PSP was introduced to replace the Long Term Incentive Plan. The PSP is for middle and senior management.

The PSP is administered by the Committee and provides for conditional awards of shares to the value of a percentage of basic salary. For 2005 only, the Committee decided to make awards at an enhanced level and Messrs. Harding and Singer were awarded shares to the value of 300% of salary, with other senior and middle management receiving awards of between 100% and 200% of salary (the 2005 Awards). Under the PSP there are two performance conditions, relating to:

- The Group's real (i.e. over and above inflation) earnings per share (Real EPS) growth (which is calculated excluding exceptional and extraordinary items and amortisation of goodwill); and
- Total Shareholder Return (TSR) performance.

The vesting of one half of the 2005 Awards (the EPS Tranche) will depend on the Company's growth in Real EPS, measured in terms of the compound annual growth in Real EPS achieved over the three financial years 2005 to 2007 by comparison with EPS for 2004. No shares will vest if Real EPS growth is below 4% per annum, for 4% per annum growth 10% will vest, and for above 12% growth per annum, this half of the 2005 Awards will vest in full. The vesting of the remaining half of the 2005 Awards (the TSR Tranche) will depend on the Company's TSR relative to the companies ranked 31-100 in the FTSE 100 index on 1 January 2005. No shares will vest if the TSR ranking is below the 50th percentile, 25% will vest at the 50th percentile and at or above the 90th percentile, this half of the 2005 Awards will vest in full. In addition no part of the TSR tranche will vest if Real EPS of at least 3% per annum is not achieved.

In order for the 2005 Awards to Messrs. Harding and Singer to vest they or their dependents must hold shares (including any vested rights to acquire shares without payment under any other employee share scheme) equal to the maximum number of shares under the 2005 Awards until 20 June 2008 (that is, the vesting date of the 2005 Awards). If this requirement is not met, the 2005 Awards shall lapse pro-rata to the shortfall in the shareholding.

For 2006 the Committee intends to award Messrs. Harding and Singer shares to the value of 200% of salary along with Simon Lane, the new Group Finance Director, who joins the Company on 20 March 2006, with other senior and middle management receiving awards of between 50% and 100% of salary.

Following a review of the PSP scheme for 2006 and advice received from Towers Perrin, the Committee intends to maintain the same performance criteria for the TSR tranche as provided in the 2005 PSP. For the EPS tranche, it is intended that the percentage vesting at 4% per annum growth is increased from 10% to 25%, with vesting in full for above 12% per annum growth. This ensures that vesting for the EPS tranche is rewarded at an equivalent level to the TSR tranche. In all other respects the PSP rules provide for the performance targets to be consistent with the conditions for 2005.

It is planned that awards will be made under the PSP annually, subject to objective conditions, provided this is justified by corporate and individual performance. The Committee continues to believe that a three-year performance period is appropriate and in line with market practice and that the level of awards is competitive. The Committee may adopt different performance conditions for future awards which it considers to be no less demanding having regard to the financial circumstances of the Group at the time.

There are three other share schemes in existence:

a) The Long Term Incentive Plan (LTIP) was in place for middle and senior management and was replaced by the PSP in 2005. The LTIP provided for conditional awards of shares to a value of up to 50% of salary (the basic award) for middle and senior management and up to a further 50% (the matching award) for senior management. The matching award was on a ratio of not more than one to one and accordingly the maximum value of shares that were awarded in any financial year was 100% of salary. Release of the shares is dependent upon the Company's TSR performance over a three-year period measured against the performance of companies comprising the FTSE250 (excluding investment companies) over the same period and the continued employment of the individual at the date of vesting. Shares vest in proportion to the Company's TSR performance. No shares vest if the Company's performance is below median, 20% of shares vest for median TSR performance and full vesting requires TSR performance to be in the top decile compared to the comparator group. The first award under the LTIP, structured as a nil-cost option, was granted in March 2003 in which Messrs. Harding and Singer did not participate. An award was made in March 2004, in which Messrs. Harding and Singer participated. The scheme was replaced in 2005 by the PSP. For the 2003 award, the Company's TSR performance against the comparator group placed it in the second from top decile and as a result 92% of the shares in the basic award and 66% of the shares in the matching award have vested.

b) The Executive Director Incentive Plan (EDIP) was established to reward Messrs. Harding and Singer in the event of admission of the Company's shares to the London Stock Exchange and will not be repeated. Under the scheme each is entitled to an award of shares, structured as a nil cost option, which vested in three annual tranches (30%, 30% and 40%), starting from the date of the first anniversary of admission (20 June 2002), subject to the Company's TSR performance against companies in the FTSE250 (excluding investment companies) over the period from the date of admission to the date immediately preceding each relevant tranche vesting date. If top quartile TSR performance was achieved, all the shares in that tranche would vest. If median TSR performance was achieved, half the shares would vest, and if performance is between the median and upper quartiles, between half and the full amount would vest, on a straight-line basis. No shares would vest for below median performance. The three performance periods have been completed. The Company's TSR performance to June 2005 was again in the top decile and the full 40% of the shares in the final tranche has vested.

c) The Company also operates SAYE Share Option Schemes for eligible employees under which options are granted with an exercise price up to 20% below the prevailing share price. Senior management are eligible to participate.

Historical TSR performance
Growth in the value of a hypothetical £100 holding since the date of listing in June 2002 versus FTSE 250 (excluding investment companies) Index. Comparison based on the offer price and 30 trading day average values



£300
£250
£200
£150
£100
£50
£0
Value of hypothetical £100 holding
Jun-02
Dec-02
Dec-03
Dec-04
Dec-05
FTSE 250 (excluding investment companies)
William Hill

The Committee considers EPS and TSR to be the most appropriate metrics for the Group's long term incentives. The TSR performance measure is dependent on the Company's relative long term share price performance and, therefore, compares the Company's performance to the market. This is balanced by a key internal measure, EPS growth, which is critical to the Group's long term success and ties in with the Group's strategic goals.

No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director to share options.

Pension arrangements
Market competitive retirement benefits are provided to act as a retention mechanism and to recognise long service. Current executive directors are members of the "Retirement Plan" section of the William Hill Pension Scheme. This provides defined benefits based on final pensionable pay and length of service. Benefits accrue at a rate of 1/30th of pensionable salary, up to the Earnings Cap, for each year of pensionable service. Their dependants are eligible for dependants' pensions and the payment of a lump sum, equivalent to four times salary, in the event of death in service. Pensionable pay is basic salary less the Lower Earnings Limit and no other payments are pensionable.

Where appropriate, member's benefits are restricted by the Earnings Cap but the loss of benefit is compensated for by a salary supplement of 10% of total salary. Messrs. Harding and Singer received 10% of salary for this loss of benefit in the period. From April 2006 a scheme specific earnings limit will be introduced, equivalent to the Earnings Cap, and members' benefits will be restricted accordingly.

The current final salary scheme is closed to new entrants and has been replaced by a money purchase scheme in respect of new joiners, including any future appointments of executive directors. The employer contributions under the money purchase scheme are 5% of pensionable salary for employees up to age 40 and 20% thereafter, subject to the Earnings Cap.

The normal retirement age is 63 (final salary) and 65 (money purchase).

Policy regarding minimum shareholding

It is the Board's policy to require executive directors and certain members of senior management to hold a minimum shareholding in the Company equal to one year's basic salary. Whilst not contractually enforceable the Committee expects to exercise its discretion so as not to extend participation in various bonus schemes and the PSP to individuals who fail to meet the minimum shareholding requirement. Messrs. Harding and Singer have already met this requirement, as stipulated by the Committee, and other members of senior management are expected to do so by the end of 2007. These timeframes were set in the expectation that all or part of the options and shares awarded under the EDIP, LTIP and annual bonus scheme will vest by these dates thereby providing the executive with shares that can contribute towards meeting the minimum shareholding requirement.

As required by the Regulations, the graph on page 21 shows the Company's performance, measured by TSR, compared with that of the performance of the FTSE 250 (excluding investment companies) Index. The FTSE 250 (excluding investment companies) Index has been selected for this comparison because it is the index used by the Company to determine payments under most of its current long term incentive arrangements.

The graph consists of points representing the change in the value of a nominal investment of £100 made on 20 June 2002 in the Company and the FTSE 250 (excluding investment companies) Index, respectively. The change in value of the index holding reflects changes in the value of the constituent companies over the period. The closing values at 27 December 2005 represent the value of each nominal holding at that date and reflect the change in the share price and the value of dividend income re-invested over the period.

Executive directors' contracts

It is the Company's policy that executive directors should have contracts with an indefinite term providing for a maximum of one year's notice. Consequently no executive has a contractual notice period in excess of 12 months.

In the event of early termination the policy on executive directors' contracts provides for compensation up to a maximum of 12 months' basic salary, pension contributions, other benefits, and pro-rated annual bonus. The Committee will also consider mitigation to reduce compensation to a departing director where appropriate to do so.

Mr Harding is employed under a service contract with the Company dated 28 May 2002 and is entitled under the contract to a basic annual salary, participation in the Company's bonus scheme, a company car (or cash allowance in lieu), permanent health insurance and private medical insurance cover. Mr Harding is also entitled to membership of the Company's pension scheme (pensionable salary limited to the Earnings Cap) and receives an annual payment of 10% of basic salary to reflect the restriction imposed by the Earnings Cap. Mr Harding's contract is for an indefinite term ending automatically on his retirement date (age 63), but may be terminated by 12 months' notice given by either party. The Company may at its discretion elect to terminate the contract by making within ten days of the termination of employment a payment in lieu of notice equal to:

- The salary Mr Harding would have received during the notice period;
- A pro-rated amount in respect of bonus in respect of the year in which the employment terminates; and
- The annual cost to the Company of providing pension and all other benefits to which Mr Harding is entitled under his contract.

If Mr Harding's employment is terminated following a change of control of the Company and within 12 months of such change of control Mr Harding is given notice or if Mr Harding terminates his employment for a good reason as defined in the service contract, the Company is obliged to pay within seven days of the termination of the employment a lump sum payment calculated in the same way as the payment in lieu of notice described above.

Mr Singer is employed under a service contract with the Company dated 28 May 2002. The terms and conditions of Mr Singer's service contract are the same as for Mr Harding.

Non executive directors' letters of appointment

All non executive directors have specific letters of engagement and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non executive directors of similar companies. Remuneration is set taking account of the commitment and responsibilities of the relevant role. The non executive directors do not have service contracts.

Mr Scott was appointed a non executive director on 15 April 2002 and Non Executive Chairman on 1 January 2004 under an appointment letter dated 28 October 2003 and his initial term of office expires on 31 December 2006. With effect from 1 March 2005, Mr Scott has been paid a basic annual fee of £240,000 in respect of all services rendered to the Company, including chairing the Nomination Committee. With effect from 1 March 2006, Mr Scott's basic annual fee was increased by 4.2% to £250,000.

In March 2005, the basic annual fee paid to non executive directors was increased to £36,000 and the additional fee for chairing a Board committee increased to £7,500. As all independent non executive directors chaired Board committees, they all receive an annual fee of £43,500. With effect from 1 March 2006, the basic annual fee was increased by 11.1% to £40,000 and the additional fee remained the same.

Non executive directors are appointed for an initial term of three years and in normal circumstances, and subject to satisfactory performance and re-election at AGMs, they would be expected to serve for an additional three year term. Non executive directors may be requested to serve for a further three year term subject to rigorous review at the relevant time and agreement with the relevant director. Messrs. Allvey's and Gibson's appointment letters were dated 17 and 22 May 2002, respectively, and their initial terms of office expired on 17 and 22 May 2005. Following a review of the Board balance by the Nomination Committee and the Board, the terms of office for Mr Allvey and Mr Gibson were extended by a further three-year term to expire on 17 May 2008 and 22 May 2008, respectively. Mr Edmonds was appointed as an independent non executive director in January 2005 and his appointment letter dated 22 December 2004 provides for his initial term of office to expire on 1 January 2008. Upon termination or resignation non executive directors are not entitled to compensation and no fee is payable in respect of the unexpired portion of the term of appointment. Non executive directors cannot participate in any of the Company's incentive schemes and are not eligible to join the Group's pension scheme.

Audited information

Aggregate directors' remuneration:

	2005 total £	2004 total £
Emoluments	1,219,507	1,550,333
Gains on exercise of share options	20,897	7,945,724
	1,240,404	9,496,057

Directors' emoluments:

Name of director	Fees/ basic salary[1] £	Benefits in kind £	Annual bonuses £	2005 total £	2004 total £
Executive directors					
David Harding	476,667	27,400	–	504,067	825,290
Tom Singer	329,142	20,464	–	349,606	421,709
Non executive directors					
Charles Scott	237,500	–	–	237,500	225,000
David Allvey	42,917	–	–	42,917	39,167
David Edmonds	42,500	–	–	42,500	–
Barry Gibson	42,917	–	–	42,917	39,167
Aggregate emoluments	1,171,643	47,864	–	1,219,507	1,550,333

[1] Included in fees/basic salary for Messrs. Harding and Singer was £43,333 and £29,222 respectively, paid as a salary supplement in lieu of pension benefit lost due to the Earnings Cap.

The executive directors are the highest paid employees within the Group.

There were no payments made to executive directors by the Company during the financial year for compensation for loss of office or payments in connection with the termination of qualifying services. The non-cash elements of the executive directors' remuneration packages consist of the provision of a company car or car allowance, private health cover, travel card and permanent health insurance.

Directors' share options and awards

Aggregate emoluments disclosed above do not include any amounts for the value of share options to acquire, or awards over, ordinary shares in the Company granted to or held by the directors.

Details of the options exercised during the period are as follows:

Name of director	Scheme	Number of options	Exercise price	Market value at exercise date	Gains on exercise 2005 £	Gains on exercise 2004 £
David Harding	Float bonus	–	–	–	–	3,498,098
	EDIP	–	–	–	–	2,034,997
Tom Singer	Float bonus	–	–	–	–	1,525,297
	EDIP	–	–	–	–	887,332
	SAYE 2002	5,277	£1.80	£5.76	20,897	–
					20,897	7,945,724

Details of options for directors who served during the period are as follows:

Name of director	Scheme	Number of shares at 29 December 2004	Granted during the period	Exercised during the period	Number of shares at 27 December 2005	Exercise price	Date from which exercisable	Expiry date
David Harding	EDIP	855,556	–	–	855,556	Nil	* June 2004 (366,666)	June 2007
							* June 2005 (488,890)	June 2008
	LTIP 2004	81,508	–	–	81,508	Nil	March 2007	March 2014
	PSP 2005	–	245,353	–	245,353	Nil	June 2008	June 2015
Tom Singer	EDIP	427,778	–	–	427,778	Nil	* June 2004 (183,333)	June 2007
							*June 2005 (244,445)	June 2008
	LTIP 2004	48,090	–	–	48,090	Nil	March 2007	March 2014
	PSP 2005	–	184,015	–	184,015	Nil	June 2008	June 2015
	SAYE 2002	5,277	–	(5,277)	–	180p	–	–
	SAYE 2005	–	2,073	–	2,073	457p	August 2008	January 2009
Charles Scott	N/A	–	–	–	–	–	–	–
David Allvey	N/A	–	–	–	–	–	–	–
David Edmonds	N/A	–	–	–	–	–	–	–
Barry Gibson	N/A	–	–	–	–	–	–	–

* Fully vested but not exercised

In addition, the following details the movements on deferred bonus shares for applicable directors who served during the period:

Name of director	Scheme	Number of shares at 29 December 2004	Granted during the period	Transferred during the period	Number of shares at 27 December 2005	Maturity date
David Harding	Deferred bonus	–	10,037	–	10,037	June 2008
Tom Singer	Deferred bonus	–	5,921	–	5,921	June 2008

The Company's ordinary shares were listed and admitted to trading on the London Stock Exchange on 20 June 2002 at a price of £2.25 at which time Messrs Harding and Singer became eligible to benefit under the EDIP arrangement. For the EDIP, the performance criteria under which options have been granted are detailed on page 21. Options granted under the SAYE Share Option Schemes are not subject to performance criteria. There have been no variations to the terms and conditions or performance criteria for share options during the financial year.

The market price of the ordinary shares at 27 December 2005 was £5.41 and the range during the period from 29 December 2004 to 27 December 2005 was £4.85 to £6.24.

Directors' pension entitlements

Two directors were members of the Group's defined benefit pension scheme.

For Messrs. Harding and Singer, in accordance with the Regulations, the following table shows the members' contributions, the increase in accrued entitlement during the period and the accrued entitlement at the end of the period:

Name of director	Accrued pension 29 December 2004 £	Real increase in accrued pension £	Inflation £	Increase in accrued period in the period £	Accrued pension 27 December 2005 £
David Harding	14,733	3,642	398	4,040	18,773
Tom Singer	13,317	3,630	360	3,990	17,307

The following table sets out the transfer value of the directors' accrued benefits under the same scheme calculated in a manner consisent with "Retirement Benefit Schemes - Transfer Values (GN 11)" published by the Institute of Actuaries and the Faculty of Actuaries:

Name of director	Transfer value 29 December 2004 £	Value of real increase in accrued pension net of contributions £	Other changes to tranfer value £	Increase in transfer value in the period net of contributions £	Contributions made by the director £	Transfer value 27 December 2005 £
David Harding	135,458	33,390	25,006	58,396	5,235	199,089
Tom Singer	85,986	22,558	18,790	41,348	5,235	132,569

The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.

Members of the scheme have the option to pay additional voluntary contributions; neither the contributions nor the resulting benefits are included in the above tables.

Approval

This report was approved by the Board of directors on 2 March 2006 and signed on its behalf by:

Barry Gibson
Chairman of the Remuneration Committee
2 March 2006

Statement on Corporate Governance

The directors are committed to high standards of corporate governance and this statement sets out how the Board has applied the principles set out in the July 2003 Financial Reporting Council Combined Code on Corporate Governance (the Code) and identifies, and provides an explanation for, any non-compliance with the Code's provisions during the period.

Compliance with the Code's provisions

Throughout the period, the Company has complied with the provisions of the Code other than provision D.2.4 which states that a company should post its notice of annual general meeting at least 20 working days prior to the meeting. The Group expects to comply with this provision for its 2006 meeting, however, in 2005 the posting was slightly delayed due to uncertainty regarding the conclusion of discussions with Stanley Leisure relating to the purchase of its retail estate and whether the Group would be proceeding with its previously announced return of capital.

The Board

The Chairman, Chief Executive, Senior Independent Non Executive Director and other directors, including those considered by the Board to be independent, are listed on page 16. Details of Board and committee attendance are set out on page 28. Mr Edmonds was appointed to the Board on 1 January 2005 and no directors have resigned during the year. Appropriate insurance cover is in place in respect of legal action against directors.

The Board operates within a formal schedule of matters reserved to it. Other powers are delegated to the various Board Committees and senior management. Details of the roles and responsibilities of the Board Committees are set out on pages 29 and 30. Papers for board and committee meetings are circulated in advance of the relevant meeting and where a director is unable to attend he continues to be provided with a full copy of the papers and has the opportunity to comment on the matters to be discussed.

The Board considers that its primary role is to provide leadership to the Group, to set the Group's long term strategic objectives and to develop robust corporate governance and risk management practices. The Schedule of Matters Reserved to the Board and delegated authorities are reviewed and approved by the Board annually. Matters reserved to the Board include, amongst other matters:

- Setting the overall direction, long-term objectives and strategy of the Group and delegating day-to-day management to the Chief Executive;
- Reviewing Group performance;
- Reviewing the arrangements in place relating to regulatory and industry issues;
- Approving the appointment and removal of any Board member and the Company Secretary;
- Reviewing and approving the terms of reference of the various board committees and receiving reports from committee chairmen on a regular basis;
- Approving changes to the Group's capital structure; any significant acquisitions and disposals; capital investment projects and material contracts;
- Approval of the Group's annual plan, Annual Report and Accounts and Interim Statement, and setting the Group's dividend policy;
- Approval of the Group's charitable donations, and Group-wide corporate social responsibility policies;
- Undertaking reviews of board, committee and individual director performance at least annually; and
- Succession planning for senior management and the Board (on the recommendation of the Nomination Committee).

The authority delegated to senior management provides a practical framework to executive management, which seeks to achieve the dual objectives of maintaining effective financial and operational controls whilst providing sufficient flexibility to manage the business. Examples of areas of such delegated authority include the release of capital expenditure against approved budgets; treasury activity within approved limits; payroll processing; property transactions; LBO development activities; the setting of bet acceptance limits and routine transaction processing.

The Board comprises individuals with wide business experience gained in various sectors of industry and in the public sector. They have access to all information relating to the Group, the advice and services of the Company Secretary (who is responsible for ensuring that Board procedures are followed), and, as required, external advice at the expense of the Group.

During the period, the Chairman met with the non executive directors without the executive directors being present and as part of the process to appraise the Chairman's performance the Senior Independent Non Executive Director met with Mr Allvey and Mr Edmonds, the other independent non executive directors.

Chairman and Chief Executive

There is a clear division of responsibilities between the Chairman and Chief Executive whereby the Chairman is responsible for the running of the Board, and the Chief Executive has executive responsibility for the running of the business. During 2004, the Nomination Committee and the Board approved revised role descriptions for these individuals together with a written role description for the Senior Independent Non Executive Director and the Nomination Committee and the Board reviewed these documents during 2005 to confirm that they remained appropriate. The Senior Independent Non Executive Director's main role is to satisfy the function outlined in the Code of being available to shareholders if there are concerns which normal contact has failed to resolve, to lead the process for evaluating the Chairman's performance and to chair the Nomination Committee when it is considering succession to the role of chairman. No one individual has unfettered powers of decision-making.

2005 Board and committee meetings

	Board	Audit and Risk Management Committee	Corporate Responsibility Committee	Nomination Committee	Remuneration Committee
Number of meetings held	21[1]	6	4	4	9
Meetings attended[2]					
Charles Scott	21	N/A	4	4	N/A
David Allvey	20[2]	6	N/A	4	8[2]
David Edmonds	20[2]	5[2]	4	N/A	8[2]
Barry Gibson	19[2]	6	N/A	4	9
David Harding	21	N/A	4	N/A	N/A
Tom Singer	20[2]	N/A	N/A	N/A	N/A

Notes:

1. This figure includes 11 scheduled board meetings and 10 ad hoc meetings held to consider specific issues during the year, including matters relating to the proposed return of capital exercise, the acquisition of Stanley Leisure's retail estate and the Extraordinary General Meeting held in June 2005.
2. Non-attendance relates mainly to ad-hoc meetings called on short notice where directors were unable to attend due to conflicting commitments. The figures shown in the table include both attendance in person and by telephone.
3. In addition to the Board meetings referred to above, the Board held an off-site strategy day with senior managers.

Mr Scott satisfied the independence criteria detailed in provision A.3.1 of the Code on his appointment as Chairman and details of his other significant commitments are set out on page 16. He stepped down as a director of TBI PLC in early 2005.

Board balance, independence and appointments

During the year, the Nomination Committee and the Board reviewed the structure, size and composition of the Board (together with an evaluation of the Board's balance of skills, knowledge and experience); the membership of the various board committees and the expected time commitment and policy for multiple board appointments for executive and non executive directors.

The directors' aim is to ensure that the balance of the Board reflects the changing needs of the Group's business. An additional independent non executive director, David Edmonds, was appointed on 1 January 2005 to strengthen the independent element on the Board and to add additional regulatory experience. In 2005, the Board also identified the need for the appointment of a Chief Operating Officer to lead the programme for integration of Stanley Retail and Mr Singer was promoted to this role in the middle of the year assuming operational responsibility for the Retail and Interactive businesses and information technology. As a result of this appointment, a vacancy arose for a Group Finance Director and Simon Lane will be joining the Board on 20 March 2006.

The Nomination Committee and the Board will continue to monitor the Board balance and skills at least annually.

During the period, the Board comprised three independent non executive directors out of a total of six directors satisfying the Code requirements that at least half the Board, excluding the Chairman, should comprise non executive directors determined by the Board to be independent.

Appointments to the Board are the responsibility of the full Board, on the recommendation of the Nomination Committee. On joining the Board, non executive directors receive a formal appointment letter, which identifies the time commitment expected of them. A potential director candidate is required to disclose all significant outside commitments prior to appointment and the Board has approved a policy requiring disclosure and approval by the Board of all additional appointments for executive or non executive directors. The terms and conditions of appointment of non executive directors and service contracts of executive directors are available to shareholders for inspection at the Group's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting).

Information and professional development

The Board receives detailed reports from executive management on the performance of the Group at monthly board meetings and other information as necessary and senior management regularly make presentations to the Board on their areas of responsibility. Regular updates are provided on relevant legal, corporate governance and financial reporting developments and directors are encouraged to attend external seminars on areas of relevance to their role. In early 2005, the Board approved an information and professional development policy for directors.

A formal induction programme has been developed by the Company Secretary and approved by the Chairman. This was discussed with Mr Edmonds following his appointment and tailored as appropriate. A range of both general and Company-specific information was provided in hard copy and this was supplemented by a series of meetings with senior management and external advisers. Induction programmes are in place for appointment to the Board, the Audit and Risk Management Committee and the Remuneration Committee and a specific induction pack for Corporate Responsibility Committee members is being developed.

All directors have access to the advice and services of the Company Secretary. The removal and appointment of the Company Secretary is a matter reserved for Board approval. The Board also obtains advice from professional advisers as and when required.

Performance evaluation

A process of performance evaluation of the Board, its committees and directors is undertaken on an annual basis and the process undertaken for 2005 involved the following:

- The four Board committees conducted a review of their terms of reference and considered a detailed questionnaire to assess committee performance;
- One-to-one meetings were held between the Chairman and each director to assess individual director performance and to allow any other issues to be raised; and
- The performance evaluation process concluded with an assessment by the Board of its own performance, feedback to the Board from the chairman of each committee and the Board, and approval of action to address issues raised.

The Senior Independent Non Executive Director led the process for the evaluation of the Chairman's performance involving discussions with each other director, a meeting with the other independent non executive directors and feedback to the Chairman.

Re-election

All directors are subject to election at the first Annual General Meeting following their appointment by the Board. The Company's Articles of Association state that each year one third of directors should retire by rotation but that if a director has at the start of the Annual General Meeting been a director for more than three years since his last re-appointment, he shall retire. In practice, this means that every director stands for re-election at least once every three years.

The Board explains the reasons why it believes each director should be elected or re-elected in the Notice of Meeting for the next Annual General Meeting. As referred to above, those directors who held office during the period have been subject to formal performance evaluation and the Board believes that their performance continues to be effective and to demonstrate commitment to their relevant role. Their re-election is also consistent with the Board's evaluation of the size, structure and composition of the Board.

Remuneration

The Directors' Remuneration Report is set out on pages 19 to 26.

Relations with shareholders

The Board remains committed to maintaining good relationships with both institutional and private shareholders. There continues to be a regular dialogue with institutional shareholders, although care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, in accordance with the requirements of the UK Listing Authority. Slide presentations provided to institutional shareholders and analysts following the publication of the Group's preliminary and interim results are made available on the Group's investor relations website, www.williamhillplc.co.uk, and a recording of the results presentations can be accessed via telephone for a period following the meeting.

The Chairman is available to discuss strategy and governance issues with shareholders and Mr Gibson, as the Senior Independent Non Executive Director, is available to shareholders if they have concerns that have not, or cannot, be addressed through the Chairman, Chief Executive or Group Finance Director. A number of meetings between the Chairman, Chief Executive and/or the Company Secretary and shareholders have been held to discuss governance and corporate responsibility issues generally.

The Group obtains feedback from its broker, Citigroup, on the views of institutional investors on a non-attributed basis and the Chief Executive and Group Finance Director communicate the issues and concerns of major shareholders to the Board. As a matter of routine, the Board receives a monthly report from Citigroup on issues relating to recent share price performance, trading activity and institutional investor sentiment. The Board also receives copies of relevant analysts' reports on an ad hoc basis.

The Board regards the Annual General Meeting as an important opportunity to communicate directly with all shareholders. Board members, including the chairmen of the Remuneration, Nomination, Audit and Risk Management and Corporate Responsibility Committees, attended the 2005 meeting and intend to attend the forthcoming meeting and will be available to answer questions. In order that shareholders are aware of the other shareholders' voting intentions, the details of proxy votes for the meetings held in 2005 were announced at the relevant general meeting and were made available on the Group's website following the meeting. The website also contains copies of the Notices of Meeting and explanatory notes. A separate resolution was proposed on each substantially separate issue. It is intended to continue with these practices for 2006 and future shareholder meetings. It is planned to post the Notice of the 2006 Annual General Meeting to shareholders with the Annual Report and Accounts at least twenty working days prior to the date of the meeting.

Board Committees

The Remuneration Committee, the Nomination Committee, the Audit and Risk Management Committee and the Corporate Responsibility Committee are standing committees of the Board.

The terms of reference of the Committees, including their objectives and the authority delegated to them by the Board, are available upon request or via the Group's investor relations website, www.williamhillplc.co.uk and are reviewed at least annually by the relevant committee and the Board. All committees have access to independent expert advice. Appointments to Board committees are for three year terms extendable by no more than two additional three-year terms.

Audit and Risk Management Committee

The role and operation of the Audit and Risk Management Committee is set out in its report on pages 32 and 33.

Nomination Committee

The role and operation of the Nomination Committee is set out in its report on page 31.

Remuneration Committee

The role and operation of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 19 to 26.

Corporate Responsibility Committee

In the early part of 2005, the Board established a Corporate Responsibility Committee. Details of its membership and areas of key focus are set out in the Corporate Responsibility Statement on pages 34 to 39.

Internal control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Executive directors and senior management are responsible for the implementation and maintenance of the internal control systems, which are subject to periodic review that is documented. The Internal Audit department maintains a database recording the system of internal controls in every division and department throughout the Group.

The Board monitors the ongoing process by which critical risks to the business are identified, evaluated and managed. This process is consistent with both the Turnbull Guidance on Internal Control, and the revised guidance issued by the Financial Reporting Council in October 2005, and has been in place for the period under review and up to the date of approval of the Annual Report and Accounts.

Each year the Board assesses the effectiveness of the Group's system of internal controls (including financial, operational and compliance controls and risk management systems) on the basis of:

- Established procedures, including those already described, which are in place to manage perceived risks;
- Regular reports by management to the Audit and Risk Management Committee on the adequacy and effectiveness of internal control systems and significant control issues;
- The continuous Group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- Reports to the Audit and Risk Management Committee on the results of internal audit reviews and work undertaken by other departments.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to achieve the Group's objectives, and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board considers the materiality of financial and non-financial risks and the relationship between the cost of, and benefit from, internal control systems.

The Board regularly reviews the actual and forecast performance of the business compared with the annual plan, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's policies and procedures are regularly updated and distributed throughout the Group. The Audit and Risk Management Committee receives reports on a regular basis on compliance with the Group's policies and procedures.

No significant failings or weaknesses were identified as a result of the review of the effectiveness of the Group's system of internal control.

Assessment of risk

A corporate risk matrix has been developed and has been updated by Internal Audit and senior management during the period. The matrix is approved annually by the Audit and Risk Management Committee and the Board. The matrix records the key risks facing the business, the assessment of the likelihood of the risks crystallising and their potential materiality, and the Group's response to each risk. Responsibility for management of the risks is attributed typically to senior management.

The Board uses the control and risk management processes to identify and manage any significant risks arising from social, environmental and ethical issues. Further details of the Group's corporate responsibility practices are described on pages 34 to 39.

Internal Audit

The Internal Audit department reviews the extent to which systems of internal control are effective; are adequate to manage the Group's significant risks; safeguard the Group's assets; and in conjunction with the Company Secretary and General Counsel, ensure compliance with legal and regulatory requirements. It provides independent and objective assurance on risks and controls to the Board and senior management.

Internal Audit's work is focused on areas of greatest risk to the Group, as determined by a structured risk assessment process involving executive directors and senior management. The output from this process is summarised in an annual audit plan, which is approved by the Audit and Risk Management Committee. The Head of Internal Audit reports regularly to the Group Finance Director and the Audit and Risk Management Committee.

The role of the Internal Audit department and the scope of its work continue to evolve to take account of changes within the business and emerging best practice.

Going concern

The directors have prepared the financial statements on a going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Report of the Nomination Committee

Membership and meetings

Set out below is the current membership of the Nomination Committee together with the year in which membership commenced. No changes have been made to Committee membership during the period under review. The majority of members of the Committee are independent non executive directors and the Committee is chaired by the Board Chairman.

Director	Year of appointment
Charles Scott, Chairman	2002
David Allvey	2002
Barry Gibson	2002

The Company Secretary, or one of the Committee members, acts as secretary to the Committee.

The Committee meets as necessary but at least three times a year usually before or after regular meetings of the Board and met formally on four occasions during 2005 and details of attendance at Committee meetings is set out on page 28.

Role of the Nomination Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary and its principal function is to carry out a formal selection process for executive and non executive directors and subsequently to propose to the Board any new appointments.

The Nomination Committee oversees succession planning for directors and senior managers below Board level.

The Chairman of the Nomination Committee reports to the Board on the outcome of meetings.

Main activities during 2005

During the period, the Committee made recommendations to the Board regarding its size, structure and Board and committee composition and, along with the Chief Executive, led the process for the recruitment of a Group Finance Director following Mr Singer's move to the role of Chief Operating Officer. A formal recruitment process was undertaken involving the production of a detailed role description and use of external search consultants. Mr Lane met with the Chairman, executive directors and Chairman of the Audit and Risk Management Committee prior to him being offered the role.

During 2005, the Committee also:

- Reviewed its previous recommendations regarding the time commitment required of non executive directors and the policy on multiple board appointments for executive and non executive directors;
- Reviewed the role descriptions for the Chairman, Chief Executive and Senior Independent Non Executive Director;
- Made recommendations to the Board regarding directors whose terms of office were due to expire;
- Approved the directors who would offer themselves for re-election at the 2005 AGM in accordance with the articles of association;
- Received presentations on the performance management framework and the management development programmes which apply to senior and middle management; and
- Reviewed the Group's succession planning for its top 50 managers (including executive directors).

The Committee undertook a review of its own performance and terms of reference during the period and the Committee Chairman reported to the Board on the outcome of the review.

Membership, meetings and remuneration

Set out below is the current membership of the Audit and Risk Management Committee together with the year in which membership commenced. During the period, all the members of the Committee were independent non executive directors, Charles Scott having retired from the Committee with effect from 1 January 2005.

Director	Year of appointment	Appointment/retirement
David Allvey, Chairman	2002	
David Edmonds	2005	Appointed 1 January 2005
Barry Gibson	2002	
Charles Scott	2002	Retired 1 January 2005

The Company Secretary acts as secretary to the Committee. Other individuals attend at the request of the Committee Chairman and during the period the external auditors, Chief Executive, Group Finance Director, Head of Internal Audit and the Group Financial Controller would usually attend meetings to report to the Committee and provide clarification and explanations where appropriate. The Corporate Finance Manager, Head of Compliance and Head of Security have attended meetings as requested. The Committee also meets with the external auditors without executive management present on a regular basis. The Committee met on six occasions during the period and details of attendance at Committee meetings is set out on page 28.

Mr Allvey has recent and relevant financial experience. He is a chartered accountant, a former Group Finance Director of Barclays PLC and BAT Industries PLC and a former member of the UK Accounting Standards Board. Mr Edmonds and Mr Gibson are both financially literate and have significant general business experience of executive roles in both private and public organisations and details of each director's significant current and prior appointments are set out on page 16.

Role of the Audit and Risk Management Committee

A full copy of the terms of reference for the Committee can be obtained via the website www.williamhillplc.co.uk or by request to the Company Secretary. The Committee's principal responsibilities are to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies and to monitor the integrity of the financial statements and announcements relating to financial performance;
- Review the major risks affecting the Group and assist the Board with reviewing the effectiveness of the controls operating over the Group's financial and non-financial risks;
- Review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response, and their effectiveness;
- Oversee the relationship with the external auditors including making recommendations to the Board regarding their appointment or removal and developing a policy regarding the provision of non-audit services to the Group;
- Meet with the executive directors and management, as well as privately with both the external and internal auditors; and
- Report to shareholders annually on its role and responsibilities.

The Chairman of the Audit and Risk Management Committee reports to the Board on the outcome of meetings.

A formalised whistle-blowing policy and procedure for staff to raise issues regarding possible improprieties in financial reporting or other matters has been established and was reviewed during the year. It is the responsibility of the Committee to monitor its effectiveness and any notifications made.

The Committee has access to the services of the Internal Audit and Company Secretarial departments and is authorised to obtain independent professional advice if it considers it necessary.

Main activities during 2005

The Committee has discharged its responsibilities during the period by performing the following activities.

Financial statements

During the period, the Committee reviewed and discussed the financial disclosures made in the preliminary results announcement, Annual Report and Accounts, Interim Statement and the other trading statements made by the Group together with any related management letters, letters of representation and reports from the external auditors. Significant financial reporting issues and judgments were considered together with any significant accounting policies and changes proposed to them.

Internal control and risk management

The Committee has reviewed the Group's internal control and risk management systems and has received reports from a number of departments, and, where appropriate, presentations from senior management, on the major risks faced by the Group and the procedures established to identify, assess, manage, monitor and report on these risks. The Committee has reviewed and approved the statements on internal controls on page 30.

External auditors

The Committee has responsibility for overseeing the relationship with the external auditors and approves the external auditors' engagement letter, audit fee and audit and client services plan (including the planned levels of materiality). The external auditors attend each Committee meeting and at least annually meet with the Committee without executive management. The Chairman of the Committee also meets privately with the external auditors. Letters of representation are reviewed prior to signature by executive management.

During the period, the Committee received regular reports from the external auditors including a formal written report dealing with the audit objectives; the auditors' qualifications, expertise and resources; effectiveness of the audit process; procedures and policies for maintaining independence; and compliance with the ethical standards issued by the Auditing Practices Board. The external auditors' management letter is reviewed, as is management's response to issues raised. The Committee monitors the ethical guidance regarding rotation of audit partners and a change in audit partner was made during 2004 when the audit partner was rotated off the audit in accordance with the latest guidance. The new audit partner was appointed following interviews with the Committee Chairman and the Group Finance Director and subsequent approval by the Committee.

During the period, the Committee reviewed the Group's written policy regarding the employment by the Group of former employees of the external auditors and the policy on non-audit services provided by the external auditors. The Committee approves any non-audit work to be undertaken by the external auditors involving fees in excess of £25,000. Where no Committee meeting is scheduled within an appropriate time frame, approval is sought from the Committee Chairman and subsequently ratified at the next meeting. All non-audit services provided by the external auditors are reported to the Committee at its next scheduled meeting. The external auditors are excluded from performing any day-to-day accountancy work for the Group. The policy also sets out the criteria to be followed when considering whether external auditors should be engaged to undertake non-audit services with the aim of safeguarding the external auditors' objectivity and independence.

The Committee is satisfied with the performance of the external auditors during the year, and the policies and procedures in place to maintain their objectivity and independence, and has recommended that they be re-appointed at the forthcoming Annual General Meeting.

Internal Audit

The Committee approves the annual audit plan for the Internal Audit department and monitors progress against the plan during the period. Audit reports are circulated to the Committee members after each audit and the Committee monitors progress against actions identified in these reports and the external auditors' management letter.

The Internal Audit department acts under agreed terms of reference and the Committee has established a number of procedures to monitor and review the Internal Audit department's effectiveness using guidance from a self-assessment questionnaire prepared by Internal Audit, feedback from senior management and a review of the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing. The Committee also assesses annually the resources the department has to complete its remit. The Internal Audit department has unrestricted access to all Group documentation, premises, functions and employees as required to enable it to perform its functions. The appointment and removal of the Head of Internal Audit is the responsibility of the Committee. The Head of Internal Audit has direct access to the Board and Committee Chairmen and is accountable to the Committee. The Head of Internal Audit meets regularly with the Committee Chairman without executive management being present.

During the period, the Chairman of the Committee was actively involved in the recruitment of a replacement Head of Internal Audit. Regular updates on this process were provided to the Committee and the Chairman was authorised to approve the appointment of an appropriate candidate on behalf of the Committee.

Other activities

During the period other significant activities addressed by the Committee were as follows:

- Commenting on the Turnbull Review Group's review of the Turnbull Guidance on Internal Control;
- The introduction of International Financial Reporting Standards;
- The implementation of the Group's retail technology programme;
- Updates on the Group's business continuity plans and their testing;
- Compliance with various corporate governance issues; and
- A review of its own performance and its remit.

Regular updates are provided to the Committee on developments in financial reporting and risk management and related legal and corporate governance matters.

Introduction

William Hill recognises that the Group has a responsibility to the wider community, as well as to its shareholders and employees, and believes it makes good business sense to implement policies and procedures that take due regard of stakeholders' legitimate expectations. The Board is committed to improving continuously its practices in the area of corporate responsibility. The range of issues embraced by the term corporate responsibility (CR) is extremely wide, however, the areas of major focus for the Group relate to those matters that are considered to be material and these are referred to below.

Risk management

The Board uses the risk management processes referred to on page 30 to identify and manage risks arising from CR matters. The most significant CR issues for the Group are considered to be as follows:

- Compliance with existing and future laws, regulations and codes of conduct relating to responsible gambling; underage gambling and protecting the vulnerable; prevention of crime and disorder; and product integrity issues;
- The ongoing training, development and motivation of employees to retain the widest possible range of talented staff;
- Provision of a safe and healthy workplace in accordance with relevant legislation;
- Providing appropriate levels of customer service; and
- Protecting customer privacy and the proper handling and use of data within the Group in accordance with relevant legislation.

Leadership and management framework

Mr Harding, the Group's Chief Executive, is the executive director with responsibility for overseeing William Hill's activities in this area. The Board also established a CR Committee in March 2005 to monitor the Group's CR activities and this Committee met on four occasions during the period. The Chief Executive and Board Committee are assisted by the CR Working Group which was established in the summer of 2004 and which also met on four occasions during 2005.

The CR Committee is chaired by a non executive director, Mr Edmonds and its other members are the Group Chairman and the Group Chief Executive. This Committee monitors a range of CR issues. Each meeting considers a number of standing items as follows:

- The Group's CR performance by monitoring a number of key performance indicators (KPIs) in various areas including responsible gambling, customer service issues and charitable giving;
- Reviewing external contact and queries on CR issues; and
- CR action plans.

The Committee has also considered the following matters:

- Product integrity issues, including the fairness testing of random number generated (RNG) based games and the approval of a fairness testing compliance policy;
- Employee communication issues, such as the communication of newly adopted policies and the Code of Business Conduct;
- The employee matching scheme for charitable donations and encouragement of staff participation in local charity events; and
- External reporting of CR information and communication with stakeholders on CR issues, including the completion of the EIRIS 2005 questionnaire.

In addition there have been presentations on:

- Responsible and underage gambling;
- Product integrity; and
- Health and safety and human resources.

The Committee ensured that, through a process of presentation and discussion with staff, they were properly briefed and gained an appropriate understanding of the CR issues affecting the Group.

The CR Working Group comprises the Chief Executive and Company Secretary together with functional heads for the corporate strategy and development, human resources, property, security and customer service departments together with representatives from the Retail and Interactive businesses. During 2004, this group considered the key areas of focus for the various stakeholder groups; the Group's existing policies and procedures in these key areas; and the action being undertaken by the Group. This resulted in an action plan being produced, which has been considered by each of the meetings in 2005 together with progress on outstanding actions. The Working Group reviews papers prior to submission to the CR Committee; acts as a forum for operational management to discuss CR issues; and reports are provided by working group members on CR activities in their areas of responsibility.

Communication

In 2004, the Group identified a need to increase communication, both internally and externally, on the Group's activities in the area of corporate responsibility. This has been achieved by increasing the level of disclosure via the annual report and accounts and making additional information available on the Group's website at www.williamhillplc.co.uk regarding activities in the CR area. The website contains copies of the Group's policies in the CR area. In February 2005 the Group adopted a Code of Business Conduct (available on the Group's website), which covers the basic principles the Board expects to be complied with across the Group in a variety of areas, including bribery, corruption and fraud.

The Group has an active dialogue with various stakeholder groups and has met, on request, with institutional shareholders to discuss activities in this area. During 2006 the Group plans to explore further avenues of communication with staff and shareholders alike.

Government

Gambling Act

The Gambling Act, which received Royal Assent in the first half of 2005, states the licensing objectives as:

- The prevention of crime and disorder;
- Conducting gambling in a fair and open way; and
- Protecting the vulnerable.

Information on the Group's activities in these areas is set out in the sections on crime and disorder, product integrity and responsible and underage gambling later in this statement.

Codes of conduct

The Group supports the Gambling Act's licensing objectives and has worked with relevant trade associations to adopt appropriate codes of practice and to exchange best practice in this area. During 2003, the Association of British Bookmakers (ABB) introduced a social responsibility and good practice code for LBOs and a code of practice governing the supply and use of fixed-odds betting terminals in LBOs. The Remote Gambling Association (RGA) has also introduced a social responsibility code, which the Group was actively involved in developing, and William Hill is a member of the Association's social responsibility committee. The social responsibility codes deal with issues relating to responsible and underage gambling and cover such areas as advertising and promotion, age verification, staff training, customer communication and support for social impact initiatives.

During 2004 the Group introduced voluntary self-exclusion procedures for problem gamblers in its retail estate and in February 2005 this was extended to the Group's Interactive and Telephone betting channels. In addition, enhanced age verification procedures were introduced in the Group's online business with the aim of preventing gambling by under 18s. Customer Service and call centre staff received appropriate training to deal with customers who may wish to self-exclude. GamCare provided assistance by reviewing the Group's internal training materials for both the Retail and remote businesses. Compliance reviews of Interactive and Telephone betting self-exclusion procedures have taken place during 2005 and refresher training for some staff was conducted as a result.

William Hill has also been working with the RGA to develop an appropriate code regarding fairness testing of games which use a random number generator.

Gambling Commission

The Gambling Commission has been established and the Group is participating in liaison meetings with this body, along with other members of the industry. The Commission plans to publish in 2006 draft codes of practice, licence conditions and standards relating to gambling issues and activities and the Group plans to be actively involved in this consultation exercise.

Crime and disorder

The Group's current operations are licensed under relevant legislation and the Group is committed to gambling being conducted in a way that is crime free and appropriately regulated. The Group has a compliance officer, the Group's Head of Security, who is responsible for ensuring that the Group complies with relevant legislation in the area of money laundering and proceeds of crime, and that appropriate training is provided to employees. The ABB, of which the Group is a member, has a memorandum of understanding in place with the Jockey Club relating to the sharing of information when either criminal offences or the integrity of racing is suspected. A similar document is in place with the Football Association and the Association of Tennis Professionals. The ABB also has arrangements agreed with greyhound racing, snooker, cricket and rugby league and its practice is to inform the relevant governing body of the sport whenever matters concerning integrity arise. The Group co-operates with the ABB on integrity issues. The Security Department maintains close relationships with relevant law enforcement agencies and the provision of information is strictly controlled by the Head of Security to ensure compliance with the Data Protection Act.

The Group's Security Department has undertaken risk assessments of all LBOs, considering their potential vulnerability to robberies and violence in the workplace incidents. Appropriate crime prevention measures have been introduced to meet the perceived risk. Such measures include the fitting of bandit screens in vulnerable shops, installation of improved digital closed circuit television (CCTV) systems and fitting of electronic door locks to staff areas. In the event of an incident occurring, affected shops are reassessed by the Security Department and steps taken to minimise further risk, where appropriate. The Group has established a close liaison with a number of local authority environmental health departments and crime prevention offices.

Smoking

The Government's proposals regarding smoking have been the subject of debate in early 2006 and it is anticipated that legislation for a total ban on smoking in public places will be introduced.

In February 2005 the Group adopted a formal Group-wide smoking policy. A number of measures are in place to reduce the effect of smoking in the LBOs:

- There are currently air cleaners in over 80% of the Group's recently expanded estate;
- No smoking areas are provided in a number of LBOs where the layout allows; and
- Staff are not permitted to smoke behind the counter and customers are discouraged from smoking at the counter by the display of 'No Smoking' signs in this area.

In addition, the Group's administration buildings nationwide operate a no smoking policy.

The Group complies with the current no smoking legislation in the Republic of Ireland and is preparing to comply with similar legislation in Scotland, which is being introduced in March 2006. A copy of the Group's smoking policy is available at www.williamhillplc.co.uk.

Customers and communities

Customer service

William Hill is committed to high standards of customer service and to conducting its gambling operations in a fair and open way. William Hill's customers are key to the Group's ongoing success. Dedicated customer service departments are in place for each of the Group's main operations handling enquiries on a large range of issues. Service complaints are given serious consideration and consistent procedures are in place across the Group and are monitored. Comprehensive betting rules, which detail the terms and conditions under which all transactions placed with William Hill are accepted, are available to customers. The Group endeavours to resolve all betting disputes in a fair, consistent and equitable manner. However, if these are unable to be resolved to the customer's satisfaction the customer is entitled to refer the matter to the Independent Betting Arbitration Service (IBAS). William Hill has agreed to abide by any ruling they make.

Product integrity

William Hill has a number of products where the outcome of an event is determined by a random number generator (RNG). RNGs are either administered by external third parties or by the Group itself. The Group has introduced procedures to ensure that the randomness of its own RNGs is certified and that fairness testing of game outcomes is conducted. The Group has also been working with third parties to help provide regular assurance on the accuracy, fairness and integrity of its gaming systems. The Group continues to work with suppliers with the objective of ensuring they adopt the high level of fairness testing conducted internally.

Privacy

The Group has systems in place to protect the privacy of information provided by customers. William Hill complies with the Data Protection Act 1998 and the Data Protection Principles set out in that Act in the collection and processing of personal information. Periodic audits are undertaken with relevant heads of department to review practices in this area. A copy of the Group's privacy policy is available at www.williamhillplc.co.uk.

Responsible and underage gambling

William Hill encourages a socially responsible attitude within the betting and gaming industry and within its own organisation and is committed to the Government's stated objective of protecting children and the vulnerable from being harmed or exploited by gambling. The Group has been actively involved through relevant trade associations in developing industry-wide codes in the area of social responsibility and is committed to listening to the views of relevant stakeholder groups. The Group has an ongoing dialogue with GamCare, a charity involved in providing information, advice and practical help regarding the impact of gambling, and is also a major contributor to the Responsibility in Gambling Trust. The Group is committed to implementing appropriate procedures within the organisation to deal with both responsible and underage gambling and further details are set out in the section 'Codes of conduct' on page 35. In February 2005, the Group introduced self-exclusion procedures for Interactive and Telephone customers to complement those introduced in 2004 for LBO customers.

Shortly following the introduction of the Group's self-exclusion procedures, GamCare assessed the understanding of responsible and underage gambling issues within the Group's LBOs, which involved visits to 39 LBOs in 4 regions. The Group passed the audit and feedback was provided from GamCare following the completion of the process. William Hill's self-exclusion procedures and those that were operating in the Stanley shops acquired in June 2005 have both gained GamCare certification. Standardised self-exclusion procedures have now been adopted across the retail estate. During 2005, the Group engaged an external consultant to undertake a further audit in a total of 30 shops across all regions to assess compliance with the Group's procedures. A number of recommendations were made following this review and various actions undertaken to improve activities in this area. Recommendations made included the need to improve signage to deter potential underage gambling, more effective display of GamCare leaflets and posters and the need to enhance staff awareness of the procedures. Action has been taken to address these issues, including redesign of the underage gambling posters, the introduction of self assessment documentation, audits by shop managers and deputy managers, ad-hoc audits by line management and refresher training. In addition, the requirement to comply with Company procedures relating to social responsibility has been included in the role summaries for LBO managers, deputy managers and customer service assistants. It is planned to undertake audits on a periodic basis going forward and to incorporate responsible gambling within the Group's more general mystery shopper programme, Retail Eyes.

During 2005 a best practice age verification process for use with online customers was introduced and revised procedures were implemented in the Group's retail estate regarding underage gambling. There is a continuing dialogue with banks via relevant trade associations to establish if they can provide additional verification in this area. William Hill will continue to monitor best practice as it develops and to review its policies and procedures on a regular basis.

The Group has also introduced wording on its customer communications regarding responsible gambling (e.g. shop door poster, promotional material, customer statements and other correspondence with customers) and facilities to enable gamblers to limit the amount of money they spend on the Group's online operations.

A copy of the Group's responsible gambling policy is available at www.williamhillplc.co.uk.

Access to services

Customers with disabilities have a right of access to the Group's services. Accessibility issues are taken into account in accordance with appropriate codes of practice when opening and refitting the Group's LBOs, and a combination of ramps, stair lifts, disabled toilets and induction loops for the hard of hearing are fitted, where appropriate. In addition, services offered in the LBOs can be accessed on the internet or via the telephone. Details of all of these services can be obtained from the William Hill Customer Helpline.

Employees

The Group's success is dependent on its employees and it is committed to high standards of employment practice. The Group rewards individuals fairly and is committed to providing equality of opportunity, training and development and a safe workplace.

Policies

A comprehensive set of human resources policies are in place including policies covering health and safety (including specific policies on stress management and smoking), equal opportunities and harassment, flexible working, training and development, the acceptance of gifts and hospitality and whistle blowing. These are communicated to employees as appropriate. In 2005 the Group approved a Code of Business Conduct. At present this has been communicated to the Group's senior managers and it is planned to make the code available more widely to all staff during 2006. A copy of the Group's Code of Business Conduct is made available at www.williamhillplc.co.uk.

William Hill is committed to undertaking its operations in a way, which respects individual's human rights and treats individuals with dignity and respect.

Health and safety

A copy of the Group's health and safety policy is available at www.williamhillplc.co.uk. A Health and Safety Committee meets regularly to review compliance with applicable health and safety legislation and regulation, to keep up to date with best practice and to review and maintain compliance with health and safety procedures. The Committee includes senior managers from the Group's human resources, security, property and company secretarial departments, together with representatives of operational management. An external health and safety consultant advises the Committee. Staff are provided with information and training on health and safety issues as part of their induction and on an ongoing basis. Risk assessments are undertaken and the Group monitors the application and understanding of the safety instructions through a system of safety audits, Health and Safety Co-ordinators and the Health and Safety Committee. In early 2005 the Group's practices in the area of lone working were reviewed and updated. Following the introduction of electronic point of sale in the Group's retail estate, the LBO procedures manual continues to be reviewed and updated to reflect issues arising from the implementation. In addition during 2005 a further review and update has been carried out on the procedures in place at the Group's greyhound stadia.

Equal opportunities

The Group is committed to equal opportunities in the workplace in terms of selection, promotion, training and development. Relevant policies are communicated to Group employees and there are clear lines of responsibility regarding monitoring their effectiveness, implementation and communication to staff.

Training and development

William Hill is committed to investing in the training and development of all its employees. The Group provides initial induction training at the commencement of employment (including training on responsible and underage gambling) supported, where necessary, by specific skills training relevant to their job. Further training and development is provided to individuals throughout their career to enable employees to maintain and improve standards of performance, deal effectively with any changes to the work environment and to develop their abilities and realise their full potential. Selection for further training and development is based on individual needs, ability and the needs of the business. Training is provided either internally or externally as appropriate and the Group has a dedicated team of employees providing training and development within the Group and facilitating training by District Training Co-ordinators. In addition to the usual induction process, an example of training provided during the year was the substantial training of all Retail employees in the new processes and working practices involved with the Group's electronic point of sale rollout. Following last year's training on responsible gambling issues within the LBOs, the Group was assessed by GamCare and was subsequently awarded accreditation. As part of the business continuity planning testing programme, the Group also continued with a series of business continuity workshops for employees working in the Telephone betting, Interactive and IT operations which involved dealing with, and reacting to, a theoretical business crisis.

The Group also has in place a Management Development Policy focussed on identifying those individuals within the organisation that demonstrate both the ability to operate at a more senior level and the personal drive and enthusiasm to develop themselves. Specific programmes are in place covering development for supervisory/junior management, middle management, senior management and senior executives.

During 2005 the Group launched a formal performance management process for its most senior employees. This included a substantial training investment to ensure consistency and effectiveness. During 2006 it is intended to roll this programme and training out to the next tiers of management.

Communication

The Group places considerable value on the involvement of its employees and is committed to providing effective communication on matters which may affect staff, and more generally, on the development and performance of the Group. During the period a review of internal communication was conducted and various recommendations to improve internal communication were made. As part of the review, workshops were held with staff across the Group and staff feedback was sought and noted. The existing Group magazine has been replaced by a new style publication, Will2Win, which will be circulated to all employees on a bi-monthly basis.

Employee representatives are consulted regularly on a wide range of matters affecting their current and future interests and are encouraged to raise any issues or concerns. The Group has established staff councils for Retail staff in each of the Group's geographic regions. These are chaired by the relevant Regional Director. There is also a council in place for the major administrative centre. The acquisition of Stanley Retail and the review of communications during the year have led to changes being proposed in the future organisation of the staff councils. These changes will be finalised and implemented during 2006.

During 2005, William Hill completed a Group-wide communication programme to introduce electronic point of sale within its LBO estate which kept employees informed of the process via regular briefings with line management and update videos and the opportunity to provide feedback to management has been given.

As a result of the acquisition of Stanley Retail, the Group invested substantially in communication with the existing William Hill employees and the new colleagues from the acquired business. This involved a series of road shows, newsletters, group and individual briefings, together with personalised letters to individual employees explaining the implications of the acquisition and future timetable for integration.

Supporting sports-related and other bodies

William Hill is committed to being a responsible corporate citizen and recognises its wider social responsibility by seeking to support the communities in which the Group operates through charitable donations and other relevant payments.

Levies

The Group supports horse racing via the statutory levy and greyhound racing via the voluntary donation to the British Greyhound Racing Fund (BGRF). The sums payable for 2005 were £24,621,000 and £3,071,000 respectively. These funds are used by the respective bodies for a wide variety of purposes including animal welfare issues.

A budget has been independently established for the greyhound stadia to be used to assist with greyhound welfare issues. A facility has been established which will enable up to 25 dogs to be housed for up to three months with the intention of permanently re-homing them. In the first three months of opening 16 greyhounds were successfully re-homed by this facility.

Charitable donations

The Group's charitable donations are mainly focussed on organisations involved in areas of greatest relevance to the William Hill business and in the early part of 2005 the Board adopted a charitable donations policy stating that the major focus of the Group's efforts would be in supporting bodies involved in:

- Promoting a responsible approach to gambling; undertaking research into problem gambling; and providing information, advice and help to those who are at risk or are experiencing difficulties with their gambling;
- Greyhound and racehorse welfare; and
- Support to disadvantaged individuals in horse and greyhound racing.

The Group is also committed to providing support, wherever possible, to its employees through their own fundraising efforts. In the past this has been dealt with on a relatively ad-hoc basis. However, for 2005 the Group allocated a proportion of the Group's charitable donations budget to match funds (up to a specified limit) raised by employees on local charitable projects. On occasion, the Group also supports organisations with whom it does business in their fundraising efforts and in these cases donations may not fall within the donations policy referred to above.

During the period the Group made charitable donations of £351,000 of which £200,000 was paid to the Responsibility in Gambling Trust.

During 2005 employees from the former Stanley LBOs raised £56,000 for Children In Need through various fundraising events. William Hill added a further £19,000 to bring the total funds donated to £75,000.

The Group has established a Charitable Donations Committee, which reviews, on a quarterly basis, requests for charitable donations against the Board's agreed policy.

William Hill does not make donations to political parties.

Environment

A copy of the Group's environmental policy is available at www.williamhillplc.co.uk. It is recognised that all business activities have a direct and indirect impact on the environment and William Hill strives to act in an environmentally responsible manner.

Policy

As a retail and service organisation, the Group's main impact on the environment is through the buildings William Hill operates and the resources used by staff in their day-to-day work. The Group's environmental practices reflect William Hill's business operations, and its main risks and interactions with the environment, and are largely focussed on:

- Compliance with environmental laws and regulations;
- Minimising waste by the promotion of recycling practices and re-use of materials as opposed to disposal, where this is practicable;
- Efficient use of energy and water and investigating ways of reducing consumption in this area; and
- Raising awareness of environmental issues within the Group.

Action to date

The Group's Property Department takes primary responsibility for identifying issues and opportunities within the Group's LBO estate and the following action has been taken:

- High frequency light fittings are specified in all new development and refurbishment projects thereby reducing the number of lamps requiring disposal;

- The Group is fully compliant with all current legislative guidelines regarding the disposal of hazardous waste and is preparing to comply with the new Waste, Electrical and Electronic Equipment (WEEE) Directive which is being introduced in 2006;
- Air-conditioning and fascia lighting are controlled by time clocks to ensure efficient use of energy;
- Electrostatic air cleaners are installed in over 80% of the Group's LBO's. This updated figure from 2004 takes into account the Group's increased estate following the recent acquisition of Stanley Retail;
- New style fascias continue to be rolled out as LBOs are upgraded which will reduce electricity consumption;
- More energy efficient (inverter) air conditioning units are being installed on new projects and when replacements are required; and
- Water management systems for toilet facilities continue to be rolled out to reduce water consumption and an increasing proportion of the LBO estate is fitted with water meters.

Facilities for recycling paper and toner cartridges are in place at the Group's head office and regional office buildings. The Group continues to monitor opportunities for recycling materials from the William Hill LBOs and administration buildings.

Future action

The Board is committed to taking steps to improve continuously its practices in the CR area and to embedding CR issues into its corporate governance and operating framework.

During 2005, the Group has made significant progress in the CR area, which includes:

- The Board establishing a CR Committee to monitor the Group's CR activities;
- The Group was admitted to the FTSE4Good Index;
- Key performance indicators (KPIs) were developed in a number of areas to allow the Group to monitor its CR performance;
- Voluntary self-exclusion procedures for problem gamblers were introduced in the Interactive and Telephone betting businesses;
- GamCare certification was obtained for LBO social responsibility procedures;
- Enhanced age verification procedures were launched in the Interactive business with the aim of preventing gambling by under 18s;
- The 'citizen card' proof of age scheme was introduced in the retail estate;
- Fairness testing procedures were introduced to ensure the integrity of game outcomes;
- A performance management scheme was launched for senior management; and
- A review of internal communications was conducted.

In 2006, the Group intends to continue to progress those initiatives that are already ongoing. For example, it will continue to monitor KPIs established during the year with a view to establishing targets once a trend in data has been established. During 2006, the Group will continue to work with the Gambling Commission in their consultation exercise on draft codes of practice, licensing conditions and standards relating to gambling issues and activities. The Group plans, during the year, to embark on a further series of audits and compliance reviews in the area of responsible gambling. It also intends to roll out the performance management scheme to the next tier of management. The Group will continue to participate in the various trade associations' development of codes of practice for social responsibility and other areas. Changes have been proposed to the organisation of staff councils and these will be finalised and implemented during the course of 2006.

Over time the Group plans to make additional information available to stakeholders via the Group's website and in future annual reports. The Group welcomes feedback on it activities.

Statement of Directors' Responsibilities

United Kingdom company law requires the directors to prepare financial statements for each financial period, which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial period and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

- Select suitable accounting policies and then apply them consistently;
- Make judgements and estimates that are reasonable and prudent; and
- State whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent Auditors' Report

To the members of William Hill PLC

We have audited the financial statements of William Hill PLC for the 52 weeks ended 27 December 2005 which comprise the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the Company balance sheet, the consolidated cash flow statement, the statement of accounting policies and the related notes numbered 1 to 35. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the Statement of Directors' Responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Directors' Remuneration Report. Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the Statement on Corporate Governance reflects the Company's compliance with the nine provisions of the July 2003 Financial Reporting Council Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the Directors' Report and the other information contained in the annual report for the above period as described in the contents section including the unaudited part of the Directors' Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report described as having been audited.

Opinion

In our opinion:

- The financial statements give a true and fair view in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of affairs of the Company and the Group as at 27 December 2005 and of the profit of the Group for the 52 weeks then ended; and

- The financial statements and part of the Directors' Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

2 March 2006

Consolidated Profit and Loss Account

for the 52 weeks ended 27 December 2005

	Notes	Before exceptional items £m	Exceptional items (note 3) £m	52 weeks ended 27 December 2005 Total £m	52 weeks ended 28 December 2004 (restated) £m
Turnover					
Existing operations		**9,812.3**	**-**	**9,812.3**	8,287.7
Acquisitions		**933.8**	**-**	**933.8**	-
	2	**10,746.1**	**-**	**10,746.1**	8,287.7
Cost of sales		**(10,114.9)**	**-**	**(10,114.9)**	(7,726.3)
Gross profit	2	**631.2**	**-**	**631.2**	561.4
Net operating expenses	4	**(388.8)**	**(29.4)**	**(418.2)**	(330.4)
Operating profit					
Existing operations		**226.8**	**(10.4)**	**216.4**	231.0
Acquisitions		**15.6**	**(19.0)**	**(3.4)**	-
	2	**242.4**	**(29.4)**	**213.0**	231.0
Share of associate's operating profit	5	**3.6**	**-**	**3.6**	3.1
Profit on disposal of fixed assets		**-**	**2.5**	**2.5**	-
Profit on ordinary activities before finance charges		**246.0**	**(26.9)**	**219.1**	234.1
Net interest payable	6	**(39.9)**	**(2.4)**	**(42.3)**	(25.2)
Other finance charges	7	**(1.1)**	**-**	**(1.1)**	(1.5)
Profit on ordinary activities before tax	8	**205.0**	**(29.3)**	**175.7**	207.4
Tax on profit on ordinary activities	11	**(63.7)**	**(0.6)**	**(64.3)**	(57.6)
Profit on ordinary activities after tax for the financial period		**141.3**	**(29.9)**	**111.4**	149.8
Dividends proposed and paid	13	**(69.6)**	**-**	**(69.6)**	(65.1)
Retained profit for the financial period	28	**71.7**	**(29.9)**	**41.8**	84.7
Earnings per share (pence)					
Basic	14			**28.5**	36.5
Basic - adjusted	14			**36.2**	36.5
Diluted	14			**28.1**	35.9

Consolidated Statement of Total Recognised Gains and Losses

for the 52 weeks ended 27 December 2005

	Notes	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Profit for the financial period		**111.4**	149.8
Actuarial gain/(loss) recognised in the pension scheme	26	**2.0**	(10.7)
Deferred tax attributable to actuarial gain/(loss)	11	**(0.6)**	3.2
Total recognised gains and losses relating to the period		**112.8**	142.3
Prior period adjustment	1	**(0.6)**	
Total recognised gains and losses since last annual report and financial statements		**112.2**	

Consolidated Balance Sheet

as at 27 December 2005

	Notes	27 December 2005 £m	28 December 2004 (restated) £m
Fixed assets			
Intangible assets - goodwill	15	**1,177.1**	736.2
Tangible assets	16	**188.7**	119.0
Investments	17	**3.4**	2.9
		1,369.2	858.1
Current assets			
Stocks	19	**0.4**	0.3
Debtors: amounts falling due within one year	20	**20.4**	15.4
Debtors: amounts falling due after one year	20	**-**	5.9
Cash at bank and in hand		**76.6**	60.5
		97.4	82.1
Creditors: amounts falling due within one year	21	**(186.3)**	(203.6)
Net current liabilities		**(88.9)**	(121.5)
Total assets less current liabilities		**1,280.3**	736.6
Creditors: amounts falling due after more than one year	22	**(1,016.1)**	(447.7)
Provisions for liabilities and charges	25	**(12.5)**	-
Net assets excluding pension liability		**251.7**	288.9
Pension liability	26	**(31.8)**	(38.5)
Net assets including pension liability		**219.9**	250.4
Capital and reserves			
Called up share capital	27,28	**39.1**	40.5
Share premium account	28	**311.3**	311.3
Capital redemption reserve	28	**3.1**	1.7
Merger reserve	28	**(26.1)**	(26.1)
Own shares held	28	**(57.5)**	(59.3)
Profit and loss account	28	**(50.0)**	(17.7)
Equity shareholders' funds	28,29	**219.9**	250.4

The financial statements were approved by the board of directors on 2 March 2006 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Company Balance Sheet

as at 27 December 2005

	Notes	27 December 2005 £m	28 December 2004 £m
Fixed assets			
Investments	17	**38.2**	38.2
		38.2	38.2
Current assets			
Debtors: amounts falling due within one year	20	**1,756.5**	1,531.5
Cash at bank and in hand		**-**	-
		1,756.5	1,531.5
Creditors: amounts falling due within one year	21	**(207.2)**	(516.3)
Net current assets		**1,549.3**	1,015.2
Total assets less current liabilities		**1,587.5**	1,053.4
Creditors: amounts falling due after more than one year	22	**(1,016.1)**	(447.7)
Net assets		**571.4**	605.7
Capital and reserves			
Called up share capital	27,28	**39.1**	40.5
Share premium account	28	**311.3**	311.3
Capital redemption reserve	28	**3.1**	1.7
Own shares held	28	**(56.1)**	(56.1)
Profit and loss account	28	**274.0**	308.3
Equity shareholders' funds	28	**571.4**	605.7

The financial statements were approved by the board of directors on 2 March 2006 and are signed on its behalf by:

D C I Harding
Director

T D Singer
Director

Consolidated Cash Flow Statement

for the 52 weeks ended 27 December 2005

	Notes	**52 weeks ended 27 December 2005 £m**	52 weeks ended 28 December 2004 £m
Net cash inflow from operating activities	30	**242.0**	247.3
Dividend from associate		**2.1**	-
Returns on investments and servicing of finance	31	**(33.4)**	(23.3)
Taxation		**(49.4)**	(57.4)
Capital expenditure and financial investment	31	**(53.8)**	(27.3)
Acquisitions and disposals	31	**(466.1)**	(3.8)
Equity dividends paid		**(66.6)**	(59.6)
Net cash (outflow)/inflow before financing		**(425.2)**	75.9
Financing	31	**441.3**	(61.8)
Increase in cash in the period	32	**16.1**	14.1

A summary of the Group's principal accounting policies, which have been applied consistently throughout the period and the preceding period (except as explained in note 1), is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards and company law except as set out below in respect of intangible fixed assets.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiary undertakings drawn up to the same period end as the Group.

The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed.

Acquisitions

On the acquisition of subsidiary undertakings and businesses, the excess of the fair value of purchase consideration over the fair value of tangible fixed assets, other assets and liabilities acquired, represents goodwill, which is accounted for in accordance with the policy set out under intangible fixed assets.

Intangible fixed assets

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Companies Act 1985 requires goodwill and intangible assets to be amortised over a finite period. The directors consider that the Group's intangible assets have an indefinite life due to: the fact that the Group is a significant operator in a well established market; the proven and sustained demand for bookmaking services and greyhound racing; the operation of current law that acts as a barrier to entry for new entrants; and the Group's track record of successfully renewing its betting permits and licences.

Consequently, the directors consider that to amortise these assets would not provide a true and fair view and so the financial statements depart from this specific requirement of the Companies Act 1985. If this departure from the Companies Act 1985 had not been made, the profit for the financial period would have been reduced by amortisation. The amount of this amortisation cannot be quantified because of the indefinite life of these assets.

The non-amortisation of the intangible assets means that they are subject to annual impairment testing in accordance with FRS10 and FRS11 'Impairment of Fixed Assets and Goodwill'.

Tangible fixed assets

Tangible fixed assets are stated in the consolidated balance sheet at cost, less provision, if any, for impairment together with additions at cost, less cumulative depreciation.

Depreciation is provided on all tangible fixed assets, other than freehold land, at rates calculated to write off the cost or valuation, less estimated residual value, of each asset on a straight-line basis over its expected useful life, as follows:

Freehold buildings	–	50 years
Long leasehold properties	–	50 years
Short leasehold properties	–	over the unexpired period of the lease
Fixtures, fittings and equipment and motor vehicles	–	at variable rates between 3 and 10 years

Software and web site development costs

Design and content development costs are capitalised only to the extent that they lead to the creation of an enduring asset delivering benefits at least as great as the amount capitalised. If there is insufficient evidence on which to base reasonable estimates of the economic benefits that will be generated in the period until the design and content are next updated, the costs of developing the design and content are charged to the profit and loss account as incurred.

Investments

Fixed asset investments are shown at cost less provision, if any, for impairment.

In the Company balance sheet, cost is measured by reference to the nominal value only of the shares issued for investments in subsidiaries acquired for consideration that includes the issue of shares qualifying for merger relief. Any premium is ignored.

Associates

Shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of profit on ordinary activities before finance charges, attributable finance charges and attributable taxation of associated undertakings. In the consolidated balance sheet, the investment in associated undertakings is shown as the Group's share of net assets or liabilities of associated undertakings and the unamortised element of goodwill relating to the acquisition of associated undertakings. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out under intangible fixed assets.

Stocks

Stocks represent stocks of consumables in stores and goods for resale within the greyhound stadia. They are stated at the lower of cost and net realisable value.

Tax

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Revenue recognition and turnover

Revenue is recognised under an exchange transaction with a customer, when, and to the extent that, the Group obtains the right to consideration in exchange for its performance.

Turnover is the revenue resulting from exchange transactions under which the Group supplies to customers the services that it is in business to provide as set out below.

In the case of the LBO, telephone and interactive sportsbook businesses (including FOBTs, games on the online arcade and other numbers bets), turnover represents the gross takings receivable from customers in respect of individual bets placed, on events that have occurred by the period end.

In the case of AWPs and the online casino operation, turnover represents the net winnings (excluding VAT) from customers on gaming activity completed by the period end.

Turnover from the online poker business reflects the net income ('rake') earned from poker games completed by the period end.

In the case of the greyhound stadia, turnover represents income arising from the operation of the greyhound stadia in the period, including sales of refreshments and tote income.

Leases

Rental costs under operating leases are charged to the profit and loss account in equal amounts over the periods of the leases. Benefits received and receivable as an incentive to sign an operating lease are similarly spread on a straight-line basis over the lease term, except where the period to the review date on which the rent is first expected to be adjusted to the prevailing market rate is shorter than the full lease term, in which case the shorter period is used.

Pensions

The Group operates defined contribution schemes and a defined benefit scheme open to eligible employees in the Group. The assets of the schemes are held and managed separately from those of the Group.

For the defined contribution scheme the amount charged to the profit and loss account in respect of pension costs and other post-retirement benefits represents the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

For the defined benefit scheme, the Group has adopted the provisions of FRS 17 'Retirement Benefits' in that the amounts charged to operating profit are the current service costs and gains and losses on settlements and curtailments. They are included as part of staff costs. Past service costs are recognised immediately in the profit and loss account if the benefits have vested. If the benefits have not vested immediately, the costs are recognised over the period until vesting occurs. The interest cost and the expected return on assets are shown as a net amount of other finance costs or income. Actuarial gains and losses are recognised immediately in the statement of total recognised gains and losses.

Pension scheme assets are measured at fair value and liabilities are measured on an actuarial basis using the projected unit method and discounted at a rate equivalent to the current rate of return on a high quality corporate bond of equivalent currency and term to the scheme liabilities. The actuarial valuations are obtained at least triennially and are updated at each balance sheet date. The resulting defined benefit asset or liability, net of the related deferred tax, is presented separately after other net assets on the face of the balance sheet.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling at the rate ruling at the date of the transaction or at an average rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates ruling at that date. Translation differences arising are dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into sterling at the average rates of exchange and the assets and liabilities at closing rates of exchange at the relevant balance sheet date. Differences arising from the retranslation of opening net assets and from translating results at average rates and assets and liabilities at closing rates are reported in the statement of total recognised gains and losses.

Finance costs

Finance costs of debt are recognised in the profit and loss account over the term of that debt at a constant rate on the carrying amount.

Debt

Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is reduced by payments made in the period. Accrued finance costs are included within accruals and deferred income.

Derivative financial instruments

Derivative instruments utilised by the Group are interest rate swaps and collars. The Group does not enter into speculative derivative contracts. All such instruments are used for hedging purposes to alter the risk profile of an existing underlying exposure of the Group in line with the Group's risk management policies. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts.

Termination payments made or received are spread over the life of the underlying exposure in cases where the underlying exposure continues to exist. In other cases termination payments are taken to the profit and loss account.

Own shares held

Own shares held in treasury and held in employment benefit trusts are included within reserves.

Share-based payments

The Group has adopted the requirements of FRS 20 'Share-based Payment' in these financial statements. In accordance with the transition provisions included in FRS 20, its provisions have been applied to all grants after 7 November 2002 that were unvested as of 31 December 2003.

The Group issues equity-settled share-based payments to certain employees and operates on Inland Revenue approved Save As You Earn (SAYE) share option scheme open to all eligible employees which allow the purchase of shares at a discount. The cost to the Group of share-based payment plans is measured at fair value at the date of grant. Fair value is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of the Black-Scholes-Merton pricing formula. The expected life used in the model has been adjusted, based on management's best estimates, for the effects of non-transferability, exercise restrictions and behavioural considerations. Where relevant, the value of the option has also been adjusted to take into account any market conditions applicable to the option.

Further descriptions of the Group's share-based payment plans are given in note 33.

1. Changes in accounting policies and restatement of comparatives

As encouraged by the Accounting Standards Board, the Group has adopted FRS 20 'Share-based Payment' in the 52 weeks to 27 December 2005, although it is not mandatory in this period.

FRS 20 changes the basis of charging the profit and loss account for share-based remuneration. Under the provisions of FRS 20, options granted are valued and charged to the profit and loss account on the basis of fair values as calculated by an option pricing model rather than on the basis of the intrinsic value of the share on which the option was granted, as was the case previously. In addition the costs of SAYE schemes are chargeable under FRS 20 whereas formerly they were exempt. The transitional arrangements of FRS 20 also mean that all options granted before 7 November 2002 do not attract a charge.

The effect of these changes is that in the 52 weeks ended 27 December 2005 the charge under FRS 20 is £1.3m more than the charge that would have been reported under UK GAAP prior to the introduction of FRS 20 (52 weeks ended 28 December 2004 – £2.1m less than under UK GAAP prior to FRS 20). In addition, there is a related increase in the tax charge and a reduction of deferred tax asset of £0.4m in the 52 weeks ended 27 December 2005 (52 weeks ended 28 December 2004 – £0.6m reduction in the tax charge and increase in the deferred tax asset). As the deferred tax adjustment is the only one that affects cumulative reserves, £0.6m is shown as the prior period adjustment in the statement of total recognised gains and losses.

2. Segmental information

The Group's turnover, profits and operating net assets primarily arise from customers in the United Kingdom and therefore segmental information by geographical location is not presented.

Segmental information by distribution channel is shown below:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Turnover		
– Retail	**9,285.5**	7,020.7
– Telephone	**605.8**	540.8
– Interactive	**826.0**	696.3
– Other activities	**28.8**	29.9
	10,746.1	8,287.7
Gross win		
– Retail	**623.4**	548.1
– Telephone	**53.4**	60.3
– Interactive	**123.3**	106.1
– Other activities	**7.6**	7.6
	807.7	722.1
Operating profit		
– Retail	**181.6**	165.5
– Telephone	**13.0**	22.1
– Interactive	**61.2**	51.7
– Other activities	**(0.1)**	(0.3)
– Central costs	**(13.3)**	(8.0)
	242.4	231.0
Exceptional items[1] (note 3)	**(29.4)**	–
	213.0	231.0
Net assets		
– Retail	**127.7**	73.4
– Telephone	**1.8**	0.7
– Interactive	**2.8**	2.7
– Other activities	**7.2**	7.1
– Corporate	**80.4**	166.5
	219.9	250.4

[1] £26.4m of exceptional items incurred relates to the Retail channel and £3.0m relates to central costs.

The Retail distribution channel comprises all activity undertaken in LBOs including AWPs and FOBTs. Other activities include on-course betting and greyhound stadia operations.

Net assets have been allocated by segment where assets and liabilities can be identified with a particular channel. Corporate net assets include goodwill, corporation and deferred tax, borrowings net of cash balances, pension liability and dividends payable as well as any assets and liabilities that cannot be allocated to a particular channel other than on a relatively arbitrary basis.

2. Segmental information (continued)

The directors believe that gross win and operating profit are more important performance metrics than turnover.

The segmental analysis of gross win set out above is shown before deducting GPT, duty, levies, VAT and other cost of sales to arrive at gross profit. A reconciliation from gross win to gross profit as presented in the profit and loss account is set out below:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Gross win	**807.7**	722.1
GPT, duty, levies, VAT and other cost of sales	**(176.5)**	(160.7)
Gross profit	**631.2**	561.4

3. Exceptional items

Exceptional operating items are as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Costs of implementation of EPOS and text systems [1]	**7.4**	-
Costs of integration of Stanley Retail acquisition [2]	**19.0**	-
Costs of aborted return of capital scheme [3]	**3.0**	-
	29.4	-

[1] Costs arose from the roll out of electronic point of sale and text systems across the LBO network and primarily encompass training and consultancy costs.

[2] Costs arose from the due diligence on and the integration of Stanley Retail (as defined in note 18) and comprise primarily external consultancy costs, redundancy and related staff costs and asset impairments.

[3] Costs represent professional fees incurred in respect of an aborted plan to return capital.

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Profit on disposal of fixed assets	**2.5**	-

Gain made on the disposal of the 12 William Hill LBOs, as part of the sale of 76 LBOs undertaken after the Office of Fair Trading review of the purchase of Stanley Retail.

3. Exceptional items (continued)

Exceptional interest costs are as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Write off of previously capitalised bank facility fee	**2.3**	–
Breakage fee	**0.1**	–
	2.4	–

Following the negotiation of new banking arrangements and the consequent repayment of the old bank facility, the unamortised costs of £2.3m associated with the old facility were written off.

A tax charge of £0.6m was recognised in respect of the exceptional items. This represents the net increase in corporation tax payable, which the Group expects to incur in respect of these exceptional items and comprises:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Capital gain on disposal of 76 LBOs [1]	**7.1**	–
Tax relief expected in respect of operating and interest costs	**(6.5)**	–
	0.6	–

[1] Due to the accounting rules governing the subsequent disposal of acquired operations, the profit and loss account bears the full tax charge relating to the capital gain on the disposal of 76 LBOs, while the gain on disposal is only recognised in the profit and loss account in respect of the sale of the 12 William Hill shops. The net proceeds of the remaining 64 Stanley Retail LBOs have been used to determine fair values and hence have been reflected through adjusted goodwill recognised as set out in note 18.

4. Net operating expenses

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Administrative expenses	**424.1**	334.7
Other operating income	**(5.9)**	(4.3)
	418.2	330.4

5. Share of associate's operating profit

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Share of operating profit in associated undertaking	**3.6**	3.1

The above represents the Group's share of the operating profit of Satellite Information Services (Holdings) Limited (note 17).

6. Net interest payable and similar charges

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Interest receivable:		
Interest receivable	**2.5**	1.9
Share of associate's net interest receivable	**0.1**	–
Interest payable and similar charges:		
Bank loans and overdrafts	**(41.5)**	(25.6)
Guaranteed unsecured loan notes 2005	**–**	(0.2)
Amortisation of finance costs	**(1.0)**	(1.3)
	(39.9)	(25.2)
Exceptional interest costs (note 3)	**(2.4)**	–
Net interest payable	**(42.3)**	(25.2)

7. Other finance charges

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Expected return on pension scheme assets	**8.6**	7.1
Interest on pension scheme liabilities	**(9.7)**	(8.6)
	(1.1)	(1.5)

8. Profit on ordinary activities before tax

Profit on ordinary activities before tax is stated after charging/(crediting):

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Depreciation – owned assets [1]	**27.0**	16.2
Operating lease charges:		
– plant & machinery (including AWPs and FOBTs)	**5.4**	8.0
– other (including land and buildings)	**34.1**	29.2
Profit on sale of fixed assets	**(0.2)**	(0.6)

[1] Included within depreciation of £27.0m is a £5.4m impairment in respect of technology and fascia assets acquired as part of Stanley Retail but of limited subsequent value to the integrated Group. This impairment charge is incorporated within the exceptional costs relating to the integration of Stanley Retail (note 3).

The following fees were payable to Deloitte & Touche LLP:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Audit fees and related work:		
Statutory audit	**0.3**	0.3
Further assurance services	**0.1**	0.1
	0.4	0.4
Fees for other services:		
Integration consultancy	**0.6**	–
Advice in connection with aborted return of capital	**0.3**	–
Acquisition due diligence	**0.4**	–
Tax services		
– compliance services	**0.2**	0.1
– advisory services	**–**	0.1
	1.5	0.2

'Further assurance services' in the table above includes fees paid in respect of auditing industry levy calculations and amounts paid in respect of the audit of financial statements prepared in accordance with International Financial Reporting Standards.

All of the above fees payable to Deloitte & Touche LLP were charged to the profit and loss account with the exception of £0.4m incurred in respect of the acquisition due diligence which is included in intangible assets.

The audit fees payable to Deloitte & Touche LLP are reviewed by the Audit and Risk Management Committee to ensure such fees are competitive. The Committee sets the policy for awarding non-audit work to the auditors and reviews the nature and extent of such work and related fees in order to ensure that independence is maintained. The fees disclosed above consolidate all payments made to Deloitte & Touche LLP by the Company and its subsidiaries.

The Group audit fee includes £10,000 (52 weeks ended 28 December 2004 – £10,000) in respect of the Company's audit.

9. Staff costs

The average monthly number of persons employed, including directors, during the period was 13,174 (52 weeks ended 28 December 2004 – 11,217) all of whom are engaged in the administration and provision of betting and gaming services. Their aggregate remuneration comprised:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Wages and salaries	**194.0**	158.6
Social security costs	**14.1**	14.4
Other pension costs (note 26)	**6.3**	18.9
	214.4	191.9

Included in other pension costs is £2.0m relating to actuarial gains (52 weeks ended 28 December 2004 – £10.7m actuarial losses), which have been credited to the statement of total recognised gains and losses.

10. Directors' remuneration and interests

Directors' remuneration

Details of directors' remuneration for the period are provided in the audited part of the Directors' Remuneration Report on pages 24 to 26.

Directors' interests

The directors who held office at 27 December 2005 had the following interests, including family interests (all of which were beneficial) in the ordinary shares of William Hill PLC:

	27 December 2005 Number	28 December 2004 Number
Chairman:		
Charles Scott	**85,817**	85,817
Executive directors:		
David Harding	**50,000**	50,000
Tom Singer	**31,286**	26,009
Non executive directors:		
David Allvey	**13,333**	13,333
David Edmonds	**5,000**	-
Barry Gibson	**15,556**	15,556

No changes took place in the interests of directors between 27 December 2005 and 2 March 2006.

No director had any interest in shares in any other Group company.

Directors' share options and awards

Details of directors' share options and awards are provided in the Directors' Remuneration Report on page 25.

11. Tax on profit on ordinary activities

The tax charge comprises:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
UK corporation tax at 30%	**51.4**	57.4
UK corporation tax – prior periods	**–**	(1.7)
Overseas tax	**0.5**	0.3
Share of associated undertaking tax charge	**1.1**	1.0
Total current tax charge	**53.0**	57.0
Deferred tax – origination and reversal of timing differences	**11.3**	0.6
Total tax on profit on ordinary activities	**64.3**	57.6

The effective tax rate in respect of ordinary activities before exceptional items was 31.1% (52 weeks ended 28 December 2004 – 27.8%). The effective tax rate in respect of ordinary activities after exceptional items was 36.6%. This is higher than the statutory rate of 30% due to:

- Chargeable gains arising on the sale of the Stanley Retail LBOs being treated as part of the tax charge whereas for accounting purposes the gains are dealt with in arriving at goodwill (note 3); and
- The Group incurred a number of expenses on which it will not get tax relief.

The relatively low tax rate in the prior period resulted from the utilisation of certain tax losses in that period.

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Profit on ordinary activities before taxation	**175.7**	207.4
Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (52 weeks ended 28 December 2004 –30%)	**52.7**	62.2
Accelerated capital allowances	**(3.8)**	(2.2)
Adjustment in respect of prior periods	**–**	(1.7)
Other short term timing differences	**(1.6)**	0.7
Permanent differences	**5.2**	0.5
Held over gains crystallising	**0.1**	0.5
Utilisation of tax losses	**(6.0)**	(3.0)
Tax on profits credited against goodwill	**6.4**	–
Total current tax charge	**53.0**	57.0

Notes to the Financial Statements

11. Tax on profit on ordinary activities (continued)

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%. The elements of deferred tax (assets)/liabilities shown on the balance sheet are as follows:

	27 December 2005 £m	28 December 2004 (restated) £m
Accelerated capital allowances	**7.2**	1.2
Held over gains	**-**	0.1
Other short term timing differences	**(1.6)**	(0.7)
Tax losses to be recovered	**(0.6)**	(6.5)
Deferred tax liability/(asset) shown in provisions (note 25)	**5.0**	(5.9)
Deferred tax on pension liability (note 26)	**(13.6)**	(16.5)
	(8.6)	(22.4)
Movement in the period:		
Asset at beginning of period	**(22.4)**	(19.8)
Acquisition	**1.9**	-
Amount charged to profit and loss account	**11.3**	0.6
Amount charged/(credited)to statement of total recognised gains and losses	**0.6**	(3.2)
Asset at end of period	**(8.6)**	(22.4)

The current rate of corporation tax of 30% has been used to calculate the amount of deferred tax. Provision has been made for all deferred tax assets and liabilities in respect of accelerated capital allowances, held over capital gains, short term timing differences and tax losses arising from transactions recognised in the financial statements of the current and previous periods.

The Group had the following unprovided deferred tax liabilities/(assets):

	27 December 2005 £m	28 December 2004 £m
Rollover gains	**3.2**	3.2
Capital losses	**-**	(1.7)
Tax losses	**(10.1)**	(10.1)
	(6.9)	(8.6)

No provision has been made for the deferred tax liability of £3.2m (28 December 2004 - £3.2m) in respect of capital gains rolled over into non-depreciating assets as it is the intention to retain these assets for the foreseeable future. Tax on these rolled over gains would only become payable if the assets were sold without further rollover relief.

Deferred tax assets of £10.1m (28 December 2004 - £11.8m) in respect of carried forward tax losses have not been recognised, as it is not expected that suitable taxable profits will arise in the foreseeable future to utilise these losses.

The Company has no provided or unprovided deferred tax assets or liabilities.

12. Profit attributable to William Hill PLC

The profit after tax for the period, dealt with in the financial statements of the parent company William Hill PLC, was £44.4m (52 weeks ended 28 December 2004 - £198.4m). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

13. Dividends proposed and paid

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Equity shares:		
– interim dividend paid	**23.5**	22.0
– final dividend proposed/paid	**46.1**	43.1
	69.6	65.1
Dividend per ordinary share (pence)	**18.3**	16.5

The interim dividend of 6.1p (52 weeks ended 28 December 2004 – 5.5p) was paid on 5 December 2005. The proposed final dividend of 12.2p (52 weeks ended 28 December 2004 – 11.0p) will, subject to shareholder approval, be paid on 6 June 2006 to all shareholders on the register on 5 May 2006.

Under an agreement signed in November 2002, The William Hill Holdings 2001 Employee Benefit Trust agreed to waive all dividends. As at 27 December 2005, the trust held 1.2m ordinary shares. In addition, the Company has not provided for dividends on the 10.5m shares held in treasury. The Company estimates that 378.2m shares will qualify for the final dividend.

14. Earnings per share

The basic, adjusted and diluted earnings per share are calculated based on the following data:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Profit after tax for the financial period	**111.4**	149.8
Exceptional items – operating expenses	**29.4**	–
Exceptional items – profit on disposal of fixed assets	**(2.5)**	–
Exceptional items – interest	**2.4**	–
Exceptional items – tax charge	**0.6**	–
Profit after tax for the financial period before exceptional items	**141.3**	149.8
	Number (m)	**Number (m)**
Basic weighted average number of shares	**390.5**	410.1
Dilutive potential ordinary shares:		
Employee share awards and options	**5.5**	7.4
Dilutive weighted average number of shares	**396.0**	417.5

The basic weighted average number of shares excludes shares held by The William Hill Holdings 2001 Employee Benefit Trust and those shares held in treasury as such shares do not qualify for dividends. The effect of this is to reduce the average number of shares by 12.7m in the 52 weeks ended 27 December 2005 (52 weeks ended 28 December 2004 – 8.7m).

An adjusted earnings per share based on profit for the financial period before exceptional items has been presented in order to highlight the underlying performance of the Group.

15. Intangible assets – goodwill

Group

	£m
Cost and net book value:	
At 29 December 2004	736.2
Stanley Retail acquisition (note 18)	440.7
Other acquisitions (note 18)	1.9
Disposal of 12 LBOs (note 3)	(1.7)
At 27 December 2005	**1,177.1**

The Group's intangible assets represent licence value, goodwill and brand value. Intangible assets such as licences and brands that are purchased as part of a business cannot be measured reliably and are therefore subsumed within purchased goodwill in accordance with paragraph 13 of FRS10 'Goodwill and Intangible Assets'.

The Company does not own any intangible fixed assets.

16. Tangible assets

Group

	Land and buildings £m	**Fixtures, fittings and equipment £m**	**Motor vehicles £m**	**Total £m**
Cost:				
At 29 December 2004	139.1	96.7	4.2	240.0
Additions	20.7	31.4	1.2	53.3
Acquisition of subsidiary undertaking	41.3	2.6	–	43.9
Disposals	(0.7)	(2.6)	(1.0)	(4.3)
At 27 December 2005	200.4	128.1	4.4	332.9
Accumulated depreciation:				
At 29 December 2004	52.3	66.2	2.5	121.0
Charge for the period	11.2	14.9	0.9	27.0
Disposals	(0.6)	(2.3)	(0.9)	(3.8)
At 27 December 2005	62.9	78.8	2.5	144.2
Net book value:				
At 27 December 2005	**137.5**	**49.3**	**1.9**	**188.7**
At 28 December 2004	86.8	30.5	1.7	119.0

The net book value of land and buildings comprises:

	27 December 2005 £m	28 December 2004 £m
Freehold	**52.1**	32.6
Long leasehold	**8.6**	5.0
Short leasehold	**76.8**	49.2
	137.5	86.8

16. Tangible assets (continued)

Out of the total net book value of land and buildings, £2.1m (28 December 2004 – £2.3m) relates to administration buildings and the remainder represents licensed betting offices. The gross value of assets on which depreciation is not provided amounts to £7.6m representing freehold land (28 December 2004 – £1.1m).

The Company does not own any tangible fixed assets.

17. Investments

		Group		Company	
		27 December 2005 £m	28 December 2004 £m	**27 December 2005** £m	28 December 2004 £m
Subsidiary undertakings	(a)	–	–	38.2	38.2
Associated undertaking	(b)	3.4	2.9	–	–
		3.4	2.9	38.2	38.2

(a) Subsidiary undertakings
Company

	£m
Cost and net book value:	
At 29 December 2004 and 27 December 2005	**38.2**

It is the opinion of the directors that the total value of the Company's investment in its subsidiaries is not less than the amounts at which they are stated in the balance sheet.

17. Investments (continued)

The principal subsidiaries of the Company, their country of incorporation, ownership of their share capital and the nature of their trade are listed below:

Directly owned:	Country of incorporation	Proportion of all classes of issued share capital owned by the Company	Nature of trade
William Hill Holdings Limited	Great Britain	100%	Holding company
Held through intermediate companies:			
William Hill Investments Limited	Great Britain	100%	Holding company
Will Hill Limited	Great Britain	100%	Holding company
Windsors (Sporting Investments) Limited	Great Britain	100%	Holding company
Camec Limited	Great Britain	100%	Betting services
William Hill Organization Limited	Great Britain	100%	Betting services
William Hill (Course) Limited	Great Britain	100%	Betting services
William Hill Credit Limited	Great Britain	100%	Betting services
William Hill (North Eastern) Limited	Great Britain	100%	Betting services
William Hill (North Western) Limited	Great Britain	100%	Betting services
William Hill (Southern) Limited	Great Britain	100%	Betting services
William Hill (Football) Limited	Great Britain	100%	Betting services
William Hill (Strathclyde) Limited	Great Britain	100%	Betting services
William Hill (Caledonian) Limited	Great Britain	100%	Betting services
William Hill (Grampian) Limited	Great Britain	100%	Betting services
William Hill (London) Limited	Great Britain	100%	Betting services
William Hill (Midlands) Limited	Great Britain	100%	Betting services
William Hill (Scotland) Limited	Great Britain	100%	Betting services
William Hill (Western) Limited	Great Britain	100%	Betting services
William Hill (Essex) Limited	Great Britain	100%	Betting services
Camec (Provincial) Limited	Great Britain	100%	Betting services
Camec (Scotland) Limited	Great Britain	100%	Betting services
Camec (Southern) Limited	Great Britain	100%	Betting services
Laystall Limited	Great Britain	100%	Betting services
Brooke Bookmakers Limited	Great Britain	100%	Betting services
James Lane Group Limited	Great Britain	100%	Betting services
Arena Racing Limited	Great Britain	100%	Betting services
Transdawn Limited	Great Britain	100%	Betting services
Willstan Racing Limited	Great Britain	100%	Betting services
Willstan Racing (Ireland) Limited	Republic of Ireland	100%	Betting services
L Willstan Limited	Northern Ireland	100%	Betting services
BJ O'Connor Limited	Jersey	100%	Betting services
Willstan (IOM) Limited	Isle Of Man	100%	Betting services
The Regal Sunderland Stadium Limited	Great Britain	100%	Stadium operation
Team Greyhounds (Brough Park) Limited	Great Britain	100%	Stadium operation
William Hill Casino NV	Netherland Antilles	100%	Online casino
William Hill Online NV	Netherland Antilles	100%	Online casino

The proportion of voting rights held is the same as the proportion of shares held.

A full list of the Company's subsidiaries will be appended to the Company's Annual Return.

17. Investments (continued)

(b) Associated undertaking
Group

	Goodwill £m	Provision for impairment of goodwill £m	Share of net assets £m	Total £m
At 29 December 2004	24.0	(24.0)	2.9	2.9
Share of profit before taxation	–	–	3.6	3.6
Share of interest	–	–	0.1	0.1
Share of taxation	–	–	(1.1)	(1.1)
Dividend received	–	–	(2.1)	(2.1)
At 27 December 2005	**24.0**	**(24.0)**	**3.4**	**3.4**

At 27 December 2005 William Hill Organization Limited, a principal subsidiary of the Company, held an investment of 20.95% (28 December 2004 – 19%) of the ordinary share capital of Satellite Information Services (Holdings) Limited (SIS), a company incorporated in Great Britain. William Hill Organization Limited's shareholding has increased in the period from 19% to 20.95% due to SIS repurchasing and cancelling a portion of its ordinary share capital. The investment has been accounted for as an associated undertaking using the equity method and the change in the Group's share of its net assets is shown above.

The SIS group of companies provides real time pre-event information and results, as well as live coverage of horse racing, greyhound racing and certain numbers draws, via satellite. The statutory financial statements of SIS are prepared to the year ending 31 March. The consolidated figures above are based on management accounts for the calendar year 2005.

A provision was made in 1999 against goodwill relating to the acquisition of shares in SIS to recognise impairment in the carrying value.

William Hill Organization Limited holds directly or indirectly 33% of the entire share capital of Lucky Choice Limited and of 49's Limited. These companies were formed for the purpose of promoting and publicising certain numbers betting formats. In the opinion of the directors, the results of these companies are not material to the results of the Group. Consequently, the investments have been stated at cost and have not been accounted for under the equity method, which would normally be appropriate for an associated undertaking.

18. Acquisition of investments

Stanley Retail

On 18 June 2005, the Group acquired Stanley Leisure plc's retail bookmaking operations in Great Britain, Northern Ireland, the Republic of Ireland, Jersey and the Isle of Man (Stanley Retail) for total cash consideration of £506.6m including costs of £6.6m. The capitalised goodwill on this transaction was £440.7m representing licence value and goodwill. This goodwill is subject to an annual impairment review in accordance with FRS 10 and FRS 11.

Stanley Retail earned a profit after taxation but before exceptional items of £15.2m in the period from 2 May 2005 to 27 December 2005 (year ended 1 May 2005 – £17.3m), of which £3.8m arose in the period from 2 May 2005 to 18 June 2005.

The summarised profit and loss account for the period from 2 May 2005 to 18 June 2005, shown on the basis of the accounting policies of Stanley Retail prior to the acquisition, was as follows:

	£m
Turnover	88.3
Profit on ordinary activities before tax	5.3
Tax on profit on ordinary activities	(1.5)
Profit on ordinary activities after tax	**3.8**

18. Acquisitions (continued)

The following table sets out the amalgamated book values of the acquired identifiable assets and liabilities of Stanley Retail and their provisional fair value to the Group:

	Book value £m	Fair value adjustments £m	Fair value to Group £m
Fixed assets			
Tangible assets	257.9	(214.0)[a, b, c]	43.9
Current assets			
Stocks	0.2	(0.1)[d]	0.1
Debtors and prepayments	3.2	(0.3)[b]	2.9
Assets held for resale	–	31.1[b]	31.1
Cash	8.1	(0.1)[b]	8.0
Total assets	**269.4**	**(183.4)**	**86.0**
Creditors			
Creditors and accruals	(15.6)	(1.2)[b, e]	(16.8)
Provisions			
Onerous contracts	–	(1.4)[e]	(1.4)
Deferred tax	(1.9)	–	(1.9)
Total liabilities	**(17.5)**	**(2.6)**	**(20.1)**
Net assets	**251.9**	**(186.0)**	**65.9**
Less: cash consideration			**506.6**
Goodwill arising			**440.7**

The explanations for the fair value adjustments are as follows:

a. Adjustment of £206.1m to property valuation reflecting the disaggregation of betting licence value which under Stanley Retail's accounting policy was included in tangible assets, while under the Group's accounting policy, it remains part of goodwill;

b. Adjustments to various assets and liabilities reflecting the disposal in July 2005 of 28 LBOs to Tote Bookmakers Limited for total net consideration of £14.7m and the subsequent disposal in December 2005 of 36 LBOs also to Tote Bookmakers Limited for a total net consideration of £15.3m. In addition £1.1m has been included in this adjustment in respect of the profits earned by the disposed Stanley Retail LBOs in their period of ownership by the Group;

c. Reduction of £7.8m to reflect the depreciated replacement cost of the assets and a £2.6m increase in values representing IS assets in use in Stanley Retail which were previously shown as having no net book value;

d. Adjustment of £0.1m to stock items reflecting the Group's policy in respect of certain consumables; and

e. Adjustment for ante post and sleeper bets (£0.8m), dilapidations and vacant properties (£0.7m) and onerous contracts (£1.4m).

The cash consideration for the purchase of Stanley Retail comprised the headline figure of £504.0m, less adjustment for working capital of £4.0m plus professional fees and stamp duty of £6.6m.

Other acquisitions

The Group also purchased another two LBOs in the period for a total cash consideration of £1.9m, principally representing goodwill and the value of the relevant licences. The other net assets acquired with these LBOs were negligible.

18. Acquisitions (continued)

Stanley Retail and other acquisitions

Net cash outflows in respect of the acquisitions comprised:

	£m
Cash consideration	**(508.5)**
Cash at bank and in hand acquired	**8.0**
	(500.5)

Included in cash consideration of £508.5m is £6.6m in respect of professional fees and stamp duty.

19. Stocks

	27 December 2005 £m	28 December 2004 £m
Raw materials, consumables and bar stocks	0.4	0.3

The Company does not hold any stocks.

20. Debtors

	Group		Company	
	27 December 2005 £m	28 December 2004 (restated) £m	**27 December 2005 £m**	28 December 2004 £m
Trade debtors	**2.7**	1.9	**–**	–
Amounts owed by Group undertakings	**–**	–	**1,756.0**	1,531.5
Deferred taxation (note 11)	**–**	5.9	**–**	–
Other debtors	**2.2**	1.1	**–**	–
Prepayments	**15.5**	12.4	**0.5**	–
	20.4	21.3	**1,756.5**	1,531.5

Amounts falling due after more than one year included above are:

	Group		Company	
	27 December 2005 £m	28 December 2004 £m	**27 December 2005 £m**	28 December 2004 £m
Deferred taxation (note 11)	**–**	5.9	**–**	–

21. Creditors: amounts falling due within one year

		Group		Company	
		27 December 2005	28 December 2004	**27 December 2005**	28 December 2004
	Note	**£m**	£m	**£m**	£m
Bank loans	23(a)	**–**	49.8	**–**	49.8
Trade creditors		**29.1**	23.7	**–**	–
Amounts owed to Group undertakings		**–**	–	**145.6**	416.2
Corporation tax		**38.1**	33.8	**–**	–
Other taxation including social security		**18.6**	13.1	**0.9**	0.8
Other creditors		**5.6**	3.0	**–**	–
Accruals and deferred income		**48.8**	37.1	**14.6**	6.4
Proposed dividend		**46.1**	43.1	**46.1**	43.1
		186.3	203.6	**207.2**	516.3

Included in trade creditors is an amount of £16.0m (28 December 2004 – £13.1m) in respect of amounts due to clients, representing deposits received and customer winnings. This is offset by an equivalent amount of client funds held, which is included in cash at bank and in hand.

22. Creditors: amounts falling due after one year

		Group		Company	
		27 December 2005	28 December 2004	**27 December 2005**	28 December 2004
	Note	**£m**	£m	**£m**	£m
Bank loans	23(a)	**1,016.1**	447.7	**1,016.1**	447.7

23. Borrowings

(a) Bank loans

	27 December 2005 £m	28 December 2004 £m
Less than one year	**–**	50.0
One to two years	**–**	60.0
Two to five years	**1,020.0**	390.0
	1,020.0	500.0
Less: expenses relating to loan	**(3.9)**	(2.5)
	1,016.1	497.5
Less: included in creditors: amounts falling due in less than one year (note 21)	**–**	(49.8)
	1,016.1	447.7

At 27 December 2005, the Group had total bank facilities of £1,200m available to it, split into two tranches:

- Tranche A comprising a term loan of £600m repayable on 1 March 2010;
- Tranche B comprising a revolving facility of £600m available until 1 March 2010.

Mandatory repayments are required to be made under the terms of the loan documentation, including, but not limited to, the net proceeds of certain asset sales. The maturity profile above is analysed on the basis of calendar years from the balance sheet date.

23. Borrowings (continued)

The bank facilities bear interest at a variable margin of between 0.4% and 0.75% above LIBOR, dependent on certain financial ratios. The applicable margin at 27 December 2005 was 0.525%.

The Group had the following interest rate hedging arrangements at 27 December 2005 under which the LIBOR element of the interest payable is swapped for fixed rate payments:

- Two interest rate swaps, each for a notional principal of £12.5m and expiring on 23 June 2006. The average fixed rate to be paid under these swaps is 5.11725%;
- Four amortising interest rate swaps, each for a notional principal of £43.8m at 27 December 2005 reducing to £26.3m by 30 September 2006 and expiring on 31 December 2006. The average fixed rate to be paid under these swaps is 5.35%;
- One interest rate swap, for a notional principal of £165.0m reducing to £120.0m by 30 September 2006 and expiring on 31 December 2007. The average fixed rate to be paid under this swap is 4.925%; and
- Seven interest rate swaps entered into during the period but not taking effect until after the period end for a total notional principal of £300.0m and expiring on 31 December 2009. The weighted average fixed rate to be paid under these swaps is 4.57%.

In addition the Group has also entered into interest rate collars expiring on 31 December 2009 under which:

- the floating LIBOR rate applicable to £300.0m of notional principal is capped at 5.00% with a floor rate of 4.00%; and
- the floating LIBOR rate applicable to £40.0m of notional principal is capped at 4.75% with a floor rate of 3.75%.

A commitment fee of 37.5% of the applicable margin is payable on the undrawn element of the revolving facility. The revolving facility drawn down at 27 December 2005 was £420.0m (28 December 2004 – £330.0m).

The total facility is secured by guarantees given by the Company and certain of its subsidiaries.

(b) Overdraft facility

At 27 December 2005, the Group had an overdraft facility with National Westminster Bank plc of £5.0m (28 December 2004 – £5.0m). The balance of this facility at 27 December 2005 was £nil (28 December 2004 – £nil).

24. Derivatives and other financial instruments

The Operating and Financial Review on page 13 provides an explanation of the role that financial instruments have had during the period in creating or changing the risks that the Group faces in its activities. The explanation summarises the objectives and policies for holding or issuing financial instruments and similar contracts, and the strategies for achieving those objectives that have been followed during the period.

The numerical disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13 'Derivatives and other financial instruments: disclosures'. For this purpose, certain financial assets such as investments in subsidiary and associated companies are excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have also been excluded from the disclosures, other than the currency disclosures. Borrowings are included gross of the related expenses.

24. Derivatives and other financial instruments (continued)

(a) Interest rate risk – financial assets

Financial assets comprise cash at bank and in hand. Interest on floating rate financial assets is based on the overnight deposit rate available in the money markets.

Financial assets at 27 December 2005:

	Total £m	Floating rate financial assets £m	Non-interest bearing financial assets £m
Currency:			
Sterling	69.6	47.3	22.3
Other currencies	7.0	2.0	5.0
	76.6	49.3	27.3

Financial assets at 28 December 2004:

	Total £m	Floating rate financial assets £m	Non-interest bearing financial assets £m
Currency:			
Sterling	55.3	40.0	15.3
Other currencies	5.2	2.0	3.2
	60.5	42.0	18.5

(b) Interest rate risk – financial liabilities

Financial liabilities at 27 December 2005 (after taking into account interest rate swaps):

				Fixed rate financial liabilities	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency:					
Sterling	1,020.0	315.0	705.0	5.6	3

Financial liabilities at 28 December 2004 (after taking into account interest rate swaps):

				Fixed rate financial liabilities	
	Total £m	Floating rate financial liabilities £m	Fixed rate financial liabilities £m	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Currency:					
Sterling	500.0	115.0	385.0	6.0	2

Further details of interest rates on long term borrowings and interest rate swaps are given in note 23. Three month LIBOR is the benchmark rate for determining interest payments on the floating rate financial liabilities.

24. Derivatives and other financial instruments (continued)

(c) Currency exposures

The main functional currency of the Group is sterling. A number of transactions are conducted in other currencies which give rise to monetary assets and liabilities denominated in other currencies. None of these currency amounts is considered material enough to disclose separately.

Net foreign currency monetary assets/(liabilities) at 27 December 2005:

	Net foreign currency assets/(liabilities)		
	Sterling £m	**Other currencies £m**	**Total £m**
Functional currency:			
Sterling	–	(3.9)	(3.9)
Other currencies	0.1	–	0.1
	0.1	(3.9)	(3.8)

Net foreign currency monetary assets at 28 December 2004:

	Net foreign currency assets/(liabilities)		
	Sterling £m	Other currencies £m	Total £m
Functional currency:			
Sterling	–	–	–
Other currencies	–	–	–
	–	–	–

(d) Liquidity

The maturity profile of the Group's financial liabilities at 27 December 2005 was as follows:

	Total £m	**Bank loans £m**
Amounts falling due in:		
More than two year but not more than five years	1,020.0	1,020.0
	1,020.0	1,020.0

The maturity profile of the Group's financial liabilities at 28 December 2004 was as follows:

	Total £m	Bank loans £m
Amounts falling due in:		
One year or less, or on demand	50.0	50.0
More than one year but not more than two years	60.0	60.0
More than two year but not more than five years	390.0	390.0
	500.0	500.0

24. Derivatives and other financial instruments (continued)

The Group had the following undrawn committed borrowing facilities:

	27 December 2005 £m	28 December 2004 £m
Expiry date:		
More than two years but not more than five years	**180.0**	120.0
	180.0	120.0

(e) Fair value of financial assets and liabilities as at 27 December 2005 and 28 December 2004:

	27 December 2005		28 December 2004	
	Book value £m	**Fair value £m**	Book value £m	Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash	**76.6**	**76.6**	60.5	60.5
Current portion of long term borrowings	**–**	**–**	(50.0)	(50.0)
Long term borrowings	**(1,020.0)**	**(1,020.0)**	(450.0)	(450.0)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	**–**	**(2.0)**	–	(2.5)
Interest rate collars	**0.5**	**0.9**	–	–

Derivative pricing models have been used to calculate the fair values of interest rate swaps and collars.

There is no significant difference between book and fair value of the Group's bank facilities and other borrowings.

(f) Hedging

As explained in the Operating and Financial Review, the Group's policy is to substantially hedge its interest rate exposure using interest rate swaps.

Gains and losses on instruments used for hedging are not recognised until the expense being hedged is itself recognised. Total net unrecognised gains and losses on instruments used for hedging and the movements therein are as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Unrecognised losses on hedges at beginning of period	**(2.5)**	(4.8)
Losses arising in previous periods that were recognised in the period	**1.4**	2.6
Losses arising before beginning of period that were not recognised in the period	**(1.1)**	(2.2)
Losses arising in the period that were not recognised in the period	**(0.5)**	(0.3)
Unrecognised losses on hedges at the end of period	**(1.6)**	(2.5)
(Losses)/gains expected to be recognised in the next financial period	**(2.4)**	0.3
Gains/(losses) expected to be recognised after the next financial period	**0.8**	(2.8)

25. Provisions for liabilities and charges

Group	Rationalisation provisions £m	Deferred tax £m	Total £m
At 29 December 2004	–	–	–
Transferred from debtors recoverable over one year	–	(5.9)	(5.9)
Provided in period	19.0	11.3	30.3
Recognised in pension deferred tax asset	–	(2.3)	(2.3)
Acquisition (note 18)	1.4	1.9	3.3
Utilised	(12.9)	–	(12.9)
At 27 December 2005	**7.5**	**5.0**	**12.5**

Further details relating to the deferred tax provision are provided in note 11.

The rationalisation provisions relate to the cost of integrating the Stanley Retail acquisition.

The Company does not have any provisions.

26. Pensions

The Group operates a number of defined contribution and defined benefit pension schemes in the United Kingdom. The respective costs of these schemes are as follows:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Defined contribution scheme (charged to operating profit)	**1.1**	0.6
Defined benefit scheme (charged to operating profit)	**6.1**	6.1
Defined benefit scheme (charged to other finance charges)	**1.1**	1.5
Defined benefit scheme ((credited)/charged to statement of total recognised gains and losses)	**(2.0)**	10.7
	6.3	18.9

At 27 December 2005, company contributions of £nil (28 December 2004 – £nil) remained outstanding in respect of the defined contribution scheme.

Defined benefit scheme

A full actuarial valuation was carried out at 30 September 2004 and updated to 27 December 2005 by a qualified independent actuary. The major assumptions used by the actuary were:

	27 December 2005	28 December 2004	30 December 2003
Rate of increase of salaries	**3.75%**	3.75%	3.75%
Rate of increase of pensions in payment	**2.75%**	2.75%	2.75%
Discount rate	**4.90%**	5.25%	5.50%
Inflation assumption	**2.75%**	2.75%	2.75%

26. Pensions (continued)

The assets in the scheme and their expected rate of return were as follows:

	27 December 2005		28 December 2004		30 December 2003	
	Expected return %	**Value £m**	Expected return %	Value £m	Expected return %	Value £m
Equities	**6.10**	**141.9**	6.50	114.3	6.10	102.4
Corporate bonds	**4.90**	**12.5**	5.25	9.0	5.50	4.5
Gilts and cash	**4.10**	**18.0**	4.50	8.2	4.50	5.9
Total market value of assets		**172.4**		131.5		112.8
Present value of scheme liabilities		**(217.8)**		(186.5)		(158.1)
Deficit in scheme		**(45.4)**		(55.0)		(45.3)
Related deferred tax asset (note 11)		**13.6**		16.5		13.6
Net pension liability		**(31.8)**		(38.5)		(31.7)

The scheme is a funded scheme and the contribution rate for future service benefits for 2005 was 19.2% of members' pensionable pay. In addition, during 2005 the Group made an additional contribution of £9.4m as the first annual payment of a five-year funding plan agreed with the Trustee to remove the funding deficit disclosed at the last formal actuarial valuation at 30 September 2004. This funding plan will be reviewed following the next formal actuarial valuation, which is due as at 30 September 2007.

The scheme is closed to new members and has been replaced by a defined contribution scheme, which is open to eligible joiners.

Analysis of the amount charged to operating profit:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Current service cost	**5.9**	5.7
Past service cost	**0.2**	0.4
Total operating charge	**6.1**	6.1

Analysis of the amount charged to other finance charges:

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Expected return on pension scheme assets	**(8.6)**	(7.1)
Interest on pension scheme liabilities	**9.7**	8.6
Net return	**1.1**	1.5

26. Pensions (continued)

Analysis of the amount recognised in statement of total recognised (gains) and losses (STRGL):

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Actual return less expected return on pension scheme assets	**(18.9)**	(4.3)
Experience gains and losses arising on the scheme liabilities	**(2.1)**	(2.6)
Changes in assumptions underlying the present value of the scheme	**19.0**	17.6
	(2.0)	10.7

Movement in deficit during the period:

	27 December 2005 £m	28 December 2004 £m
Deficit in scheme at beginning of period	**(55.0)**	(45.3)
Movement in period:		
Current service cost	**(5.9)**	(5.7)
Contributions	**14.8**	8.6
Past service costs	**(0.2)**	(0.4)
Other finance charges	**(1.1)**	(1.5)
Actuarial gains/(losses)	**2.0**	(10.7)
Deficit in scheme at end of period	**(45.4)**	(55.0)

History of experience gains and losses:

	52 weeks ended 27 December 2005	52 weeks ended 28 December 2004	52 weeks ended 30 December 2003	52 weeks ended 31 December 2002	53 weeks ended 1 January 2002
Difference between the expected and actual return on scheme assets:					
Amount (£m)	**18.9**	4.3	13.1	(35.0)	(23.5)
% of scheme assets	**11%**	3%	12%	(38%)	(20%)
Experience gains and (losses) on scheme liabilities:					
Amount (£m)	**2.1**	2.6	(2.1)	(1.4)	3.3
% of the present value of the scheme liabilities	**1%**	1%	(1%)	(1%)	3%
Total amount recognised in STRGL:					
Amount (£m)	**2.0**	(10.7)	(3.7)	(36.6)	(28.8)
% of the present value of the scheme liabilities	**1%**	(6%)	(2%)	(28%)	(24%)

27. Called up share capital

	27 December 2005 Number of shares	£m	28 December 2004 Number of shares	£m
Authorised – ordinary shares of 10p each				
At 27 December 2005 and 28 December 2004	**800,000,000**	**80.0**	800,000,000	80.0
Called up, allotted and fully paid – ordinary share of 10p each:				
At start of period	**404,881,389**	**40.5**	421,811,111	42.2
Shares cancelled	**(14,142,398)**	**(1.4)**	(16,929,722)	(1.7)
At end of period	**390,738,991**	**39.1**	404,881,389	40.5

The shares were cancelled during the period as part of the Company's share buy-back programme.

Share options and awards

Options and awards have been granted to subscribe for ordinary shares of the Company under share option and award schemes as shown below:

	Number of shares under option	Price per share	Exercise period
Executive Directors' Incentive Plan	1,283,333	–	Between 2003 and 2008
Long Term Incentive Plan (2003)	1,402,503	–	Between 2006 and 2013
Long Term Incentive Plan (2004)	851,441	–	Between 2007 and 2014
Profit Share Plan (2005)	2,481,919	–	Between 2008 and 2015
Deferred bonus shares (2004)	43,715	–	June 2008
SAYE 2002	2,964,066	£1.80	Between 2005 and 2010
SAYE 2003	1,049,602	£1.76	Between 2006 and 2011
SAYE 2004	614,150	£3.93	Between 2007 and 2012
SAYE 2005	582,006	£4.57	Between 2008 and 2013

28. Capital and reserves

Group:

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Merger reserve £m	Own shares held £m	Profit and loss account £m	Total £m
At 28 December 2004 (as previously reported)	40.5	311.3	1.7	(26.1)	(59.3)	(17.1)	251.0
Prior period adjustment (note 1)	–	–	–	–	–	(0.6)	(0.6)
As restated	40.5	311.3	1.7	(26.1)	(59.3)	(17.7)	250.4
Retained profit for the financial period	–	–	–	–	–	41.8	41.8
Actuarial gain recognised in the pension scheme	–	–	–	–	–	2.0	2.0
Deferred tax arising thereon	–	–	–	–	–	(0.6)	(0.6)
Shares repurchased and cancelled	(1.4)	–	1.4	–	–	(78.3)	(78.3)
Expense recognised in respect of share remuneration	–	–	–	–	–	2.2	2.2
Movement on reserves due to transfer of own shares to recipients	–	–	–	–	1.8	0.6	2.4
At 27 December 2005	**39.1**	**311.3**	**3.1**	**(26.1)**	**(57.5)**	**(50.0)**	**219.9**

Own shares held at 27 December 2005 amounting to £57.5m comprise 10.5m shares (nominal value – £1.1m) held in treasury purchased for £56.1m and 1.2m shares (nominal value – £0.1m) held in The William Hill Holdings 2001 Employee Benefit Trust purchased for £1.4m. The shares held in treasury were purchased at a weighted average price of £5.32. At 27 December 2005 the total market value of own shares held in treasury and in the Trust was £63.8m.

Company:

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Own shares held £m	Profit and loss account £m	Total £m
At 29 December 2004	40.5	311.3	1.7	(56.1)	308.3	605.7
Retained profit for the financial period	–	–	–	–	44.4	44.4
Shares repurchased and cancelled	(1.4)	–	1.4	–	(78.3)	(78.3)
Movements on reserves	–	–	–	–	(0.4)	(0.4)
At 27 December 2005	**39.1**	**311.3**	**3.1**	**(56.1)**	**274.0**	**571.4**

Profit and loss reserve:

	27 December 2005 £m	28 December 2004 (restated) £m
Profit and loss account excluding pension liability	**(18.2)**	20.8
Pension liability	**(31.8)**	(38.5)
Profit and loss account including pension liability	**(50.0)**	(17.7)

29. Reconciliation of movements in equity shareholders' funds

	27 December 2005 £m	28 December 2004 (restated) £m
Profit for the financial period	**111.4**	149.8
Other recognised gains and losses relating to the period (net)	**1.4**	(7.5)
	112.8	142.3
Dividends paid and proposed	**(69.6)**	(65.1)
Own shares purchased during period	**(78.3)**	(145.4)
Expense recognised in respect of share remuneration	**2.2**	1.2
Movement on reserves due to transfer of shares to recipients	**2.4**	–
Net reduction to equity shareholders' funds	**(30.5)**	(67.0)
Opening equity shareholders' funds (as previously reported)	**251.0**	317.4
Prior period adjustment – deferred tax related to share remuneration (note 1)	**(0.6)**	–
As restated	**250.4**	317.4
Closing equity shareholders' funds	**219.9**	250.4

30. Reconciliation of operating profit to net cash inflow from operating activities

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 (restated) £m
Operating profit before operating exceptional items	**242.4**	231.0
Depreciation	**27.0**	16.2
Profit on sale of fixed assets	**(0.2)**	(0.6)
Amortisation of EDIP and LTIP	**2.2**	1.2
Exceptional costs	**(22.2)**	–
(Increase)/decrease in debtors	**(1.6)**	0.5
Increase in creditors	**3.1**	1.6
Defined benefit pension cost less cash contributions	**(8.7)**	(2.6)
Net cash inflow from operating activities	**242.0**	247.3

Stanley Retail has generated a total net cash inflow since its acquisition of £4.3m, comprising an operating profit of £15.6m, offset by exceptional costs incurred of £19.0m and with depreciation and impairment provisions added back of £7.7m.

None of the other acquisitions detailed in note 18 generated significant cash flows during the period of their ownership by the Group.

31. Analysis of cash flows

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Returns on investments and servicing of finance:		
Interest received	**2.6**	1.9
Interest paid	**(35.4)**	(25.2)
Premium paid on interest rate collar	**(0.6)**	–
Net cash outflow	**(33.4)**	(23.3)
Capital expenditure and financial investment:		
Purchase of fixed assets	**(54.5)**	(28.2)
Sale of tangible fixed assets	**0.7**	0.9
Net cash outflow	**(53.8)**	(27.3)
Acquisitions and disposals:		
Purchase of subsidiary undertakings and sundry LBOs	**(508.5)**	(3.9)
Net cash acquired with subsidiary undertaking	**8.0**	0.1
Disposal of LBOs net of costs	**34.4**	–
Net cash outflow	**(466.1)**	(3.8)
Financing:		
Purchase of own shares	**(76.8)**	(145.5)
SAYE share redemptions	**2.7**	–
Repayment of guaranteed unsecured loan notes 2005	**–**	(6.3)
Loan facilities drawn down	**1,020.0**	90.0
Loan facility repaid	**(500.0)**	–
New facility debt issue costs	**(4.6)**	–
Net cash inflow/(outflow)	**441.3**	(61.8)

32. Analysis and reconciliation of net debt

	29 December 2004 £m	Cash flow £m	Other non-cash items £m	**27 December 2005 £m**
Analysis of net debt				
Cash at bank and in hand	60.5	16.1	–	**76.6**
Debts due within one year	(49.8)	50.0	(0.2)	**–**
Debts due after more than one year	(447.7)	(565.4)	(3.0)	**(1,016.1)**
Total	(437.0)	(499.3)	(3.2)	**(939.5)**

Other non-cash items of £3.2m comprise amortised debt issue costs.

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Increase in cash in the period	**16.1**	14.1
Cash inflow from increase in net debt	**(515.4)**	(83.7)
Change in net debt resulting from cash flows	**(499.3)**	(69.6)
Debt issue costs written off and amortised	**(3.2)**	(1.3)
	(502.5)	(70.9)
Opening net debt	**(437.0)**	(366.1)
Closing net debt	**(939.5)**	(437.0)

33. Share based payments

The Group had the following share-based payment schemes in operation during the period, all of which will be settled by equity:

(a) Profit Share Plan (PSP) and Long Term Incentive Plan (LTIP) encompassing awards made in the three years from 2003 to 2005;

(b) Save As You Earn share option scheme involving options granted after 7 November 2002 (SAYE) encompassing grants made in the three years from 2003 to 2005;

(c) Float bonus;

(d) Executive Director Incentive Plan (EDIP); and

(e) Save As You Earn share option scheme involving options granted before 7 November 2002 (2002 SAYE) encompassing grants made in 2002.

Details of these PSP, LTIP and SAYE schemes are provided in the Directors' Remuneration Report on pages 20 to 21.

In accordance with the transition provisions included in FRS20, the Group has recognised an expense in respect of all grants after 7 November 2002 that were unvested as of 31 December 2003. In the context of the Group's schemes, this includes items (a) and (b) above. The total expense recognised (excluding employers' National Insurance costs) in respect of these schemes was £2.2m in the 52 weeks ended 27 December 2005 (52 weeks ended 28 December 2004 – £1.2m).

33. Share based payments (continued)

(a) Profit Share Plan (PSP) and Long Term Incentive Plan (LTIP)

The PSP provides conditional awards of shares dependent equally on the Group's earnings per share growth and Total Shareholder Return (TSR) performance over a three-year period as well as continued employment of the individual at the date of vesting (awards are usually forfeited if the employee leaves the Group voluntarily before the awards vest). The LTIP provides conditional awards of shares dependent exclusively on the Group's Total Shareholder Return (TSR) performance over a three-year period and continued employment of the individual at the date of vesting. In the case of both plans, if the options remain unexercised after a period of ten years from the date of grant, the option lapses.

	27 December 2005 Number	28 December 2004 Number
Outstanding at beginning of the period	**2,287,528**	1,749,011
Granted during the period	**2,481,919**	981,307
Forfeited during the period	**(27,437)**	(372,504)
Exercised during the period	**(6,147)**	(70,286)
Outstanding at the end of the period	**4,735,863**	2,287,528
Exercisable at the end of the period	**10,470**	–

As the PSP and LTIP are conditional awards of shares and therefore the recipients do not have to pay an exercise price, the shares have, in effect, a zero cost exercise price. The weighted average share price at the date of exercise for awards exercised during the period was £5.76 (52 weeks ended 28 December 2004 – £5.31).

The awards outstanding at 27 December 2005 had a remaining weighted average contractual life of 8.5 years (28 December 2004 – 8.6 years).

The inputs into the Black-Scholes-Merton pricing formula in respect of these awards were as follows:

	27 December 2005	28 December 2004
Weighted average share price at date of grant	**£4.16**	£3.17
Weighted average exercise price	**Nil**	Nil
Expected volatility	**29%**	31%
Expected life	**3.5 years**	3.5 years
Risk free interest rate	**4.4%**	4.5%
Expected dividend yield	**3.3%**	3.4%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The value of the option has also been adjusted to take into account the market conditions applicable to the option (i.e. TSR requirements) by applying a discount to the option value. This discount is calculated based on an estimate of the probability of achieving the relevant condition.

The weighted average fair value of the awards granted under the PSP and LTIP schemes at the date of grant was £2.02 per option (28 December 2004 – £0.94). The expense recognised (excluding employers' national insurance costs) in respect of relevant PSP and LTIP schemes in the 52 weeks ended 27 December 2005 was £1.1m (52 weeks ended 28 December 2004 – £0.6m).

33. Share based payments (continued)

(b) SAYE scheme for grants made in the three years from 2003 to 2005

Options under the SAYE Share Option Scheme, which is open to all eligible employees, are based on a three, five or seven year monthly savings contract. Options under the scheme are granted with an exercise price up to 20% below the share price when the savings contract is entered into. The options remain valid for six months beyond the end of the relevant savings contract.

	27 December 2005		28 December 2004	
	Number	**Weighted average exercise price £**	Number	Weighted average exercise price £
Outstanding at beginning of the period	**1,828,281**	**2.62**	1,262,604	1.76
Granted during the period	**621,898**	**4.57**	782,534	3.93
Forfeited during the period	**(200,887)**	**(3.47)**	(215,114)	(2.36)
Exercised during the period	**(3,534)**	**(2.68)**	(1,743)	(1.76)
Outstanding at the end of the period	**2,245,758**	**3.08**	1,828,281	2.62
Exercisable at the end of the period	**–**	**–**	–	–

The exercise price for the 2003, 2004 and 2005 SAYE schemes was £1.76, £3.93 and £4.57 respectively.

The weighted average share price at the date of exercise for share options exercised during the period was £5.42 (52 weeks ended 28 December 2004 – £4.89). The options outstanding at 27 December 2005 had a remaining weighted average contractual life of 3.0 years (28 December 2004 – 3.5 years).

The inputs into the Black-Scholes-Merton pricing formula in respect of these options were as follows:

	27 December 2005	28 December 2004
Weighted average share price at date of grant	**£3.81**	£3.51
Weighted average exercise price	**£2.98**	£2.56
Expected volatility	**30%**	31%
Expected life	**4.7 years**	4.6 years
Risk free interest rate	**4.7%**	4.8%
Expected dividend yield	**3.2%**	3.1%

Expected volatility was determined by calculating the historical volatility of the Group's shares over a period matching the option life where possible and where this is not possible (due to the fact that the Company was only listed in June 2002), historical volatility has been calculated from a period commencing on 20 September 2002, being three months after the listing of the Company and ending on the date of grant. This ensures that the volatility calculation is not unduly affected by erratic price movements that arose immediately after flotation. The expected life of the option used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

The weighted average fair value of the options granted under these SAYE grants at the date of grant was £1.23 per option (28 December 2004 – £1.26). The expense recognised in respect of relevant SAYE grants in the 52 weeks ended 27 December 2005 was £1.1m (52 weeks ended 28 December 2004 – £0.6m).

33. Share based payments (continued)

(c) Pre 7 November 2002 schemes

In accordance with the transition provisions included in FRS20, the Group has not recognised an expense in respect of all grants before 7 November 2002 that were unvested as of 31 December 2003. In the context of the Group's schemes, this includes options outstanding in relation to a float bonus, the Executive Director Incentive Plan (EDIP) and the 2002 SAYE Share Option Scheme. The float bonus and EDIP were incentive arrangements for Messrs. Harding and Singer arising out of the flotation of the Group. They were structured as zero cost options. The float bonus and 30% of the EDIP arrangement were exercised in the 52 weeks ended 28 December 2004. The remaining EDIP has now vested but has not been exercised by the period end.

	27 December 2005		28 December 2004	
	Number	**Weighted average exercise price £**	Number	Weighted average exercise price £
Outstanding at beginning of the period	**5,880,593**	**1.41**	7,581,833	1.14
Forfeited during the period	**(129,724)**	**(1.80)**	(179,526)	(1.80)
Exercised during the period	**(1,503,470)**	**(1.80)**	(1,521,714)	(0.03)
Outstanding at the end of the period	**4,247,399**	**1.26**	5,880,593	1.41
Exercisable at the end of the period	**1,294,728**	**0.02**	550,000	N/a

The weighted average share price at the date of exercise for share options exercised during the period was £5.76 (28 December 2004 – £5.31). The options outstanding at 27 December 2005 had a remaining weighted average contractual life of 2.4 years (28 December 2004 – 3.4 years).

34. Financial commitments

The Group had capital commitments as follows:

	27 December 2005 £m	28 December 2004 £m
Contracted but not provided for	**21.5**	28.7

The Company had no capital commitments at 27 December 2005 (28 December 2004 – £nil).

The Group has annual commitments under non-cancellable operating leases, which fall due as follows:

	27 December 2005		28 December 2004	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Payments due within one year for leases which expire:				
Within one year	**2.9**	**0.1**	2.6	0.1
Between two and five years	**8.3**	**1.3**	6.7	1.0
After five years	**26.1**	**–**	19.9	–
Total	**37.3**	**1.4**	29.2	1.1

The Company had no commitments under non-cancellable operating leases at 27 December 2005 (28 December 2004 – £nil).

35. Related party transactions

The Company is taking advantage of the exemption granted by paragraph 3(c) of FRS 8 'Related Party Disclosures' not to disclose transactions with companies within the Group, which are related parties.

During the period the Group made purchases of £23.4m (52 weeks ended 28 December 2004 – £18.6m) from Satellite Information Services Limited, a subsidiary of the Group's associated undertaking, SIS. At 27 December 2005 the amount payable to Satellite Information Services Limited by the Group was £nil (28 December 2004 – £nil).

Pro-forma Consolidated Income Statement (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

	Before exceptional items £m	Exceptional items £m	52 weeks ended 27 December 2005 Total £m	52 weeks ended 28 December 2004 £m
Turnover (amounts wagered)	**10,746.1**	–	**10,746.1**	8,287.7
Revenue				
Existing operations	**737.0**	–	**737.0**	722.1
Acquisitions	**70.7**	–	**70.7**	–
	807.7	–	**807.7**	722.1
Cost of sales	**(176.5)**	–	**(176.5)**	(160.7)
Gross profit	**631.2**	–	**631.2**	561.4
Other operating income	**5.9**	–	**5.9**	4.3
Other operating expenses	**(394.7)**	**(26.9)**	**(421.6)**	(334.8)
Share of results of associate	**2.6**	–	**2.6**	2.1
Operating profit				
Existing operations	**229.4**	**(7.9)**	**221.5**	233.0
Acquisitions	**15.6**	**(19.0)**	**(3.4)**	–
	245.0	**(26.9)**	**218.1**	233.0
Investment income	**11.1**	–	**11.1**	9.0
Finance costs	**(52.2)**	**(2.4)**	**(54.6)**	(35.7)
Profit before tax	**203.9**	**(29.3)**	**174.6**	206.3
Tax	**(60.9)**	**(0.6)**	**(61.5)**	(57.4)
Profit for the period	**143.0**	**(29.9)**	**113.1**	148.9

Earnings per share (pence)				
Basic			**29.0**	36.3
Diluted			**28.6**	35.7

Pro-forma Consolidated Statement of Recognised Income and Expense (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Loss on cash flow hedges	**(0.5)**	(0.3)
Actuarial loss on defined benefit pension scheme	**(1.6)**	(10.7)
Tax on items taken directly to equity	**0.2**	2.6
Net income recognised directly in equity	**(1.9)**	(8.4)
Transferred to income statement on cash flow hedges	**1.4**	2.6
Profit for the period	**113.1**	148.9
Total recognised income and expense for the period	**112.6**	143.1

Pro-forma Consolidated Balance Sheet (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

	27 December 2005 £m	28 December 2004 £m
Non current assets		
Goodwill	**865.7**	733.3
Other intangible assets	**467.0**	18.7
Property, plant and equipment	**174.5**	104.2
Interest in associate	**3.4**	2.9
Deferred tax assets	**17.5**	24.6
	1,528.1	883.7
Current assets		
Inventories	**0.4**	0.3
Trade and other receivables	**20.4**	15.4
Cash and cash equivalents	**76.6**	60.5
	97.4	76.2
Total assets	**1,625.5**	959.9
Current liabilities		
Trade and other payables	**(87.0)**	(67.8)
Tax liabilities	**(56.7)**	(46.9)
Bank overdraft and loans	**-**	(49.8)
	(143.7)	(164.5)
Non current liabilities		
Bank loans due after more than one year	**(1,016.1)**	(447.7)
Retirement benefit obligations	**(49.3)**	(55.3)
Other provisions	**(7.5)**	-
Deferred tax liabilities	**(160.3)**	(16.1)
	(1,233.2)	(519.1)
Total liabilities	**(1,376.9)**	(683.6)
Net assets	**248.6**	276.3
Equity		
Called up share capital	**39.1**	40.5
Share premium account	**311.3**	311.3
Capital redemption reserve	**3.1**	1.7
Merger reserve	**(26.1)**	(26.1)
Own shares held	**(57.5)**	(59.3)
Hedging and other reserves	**(1.1)**	(1.7)
Retained earnings	**(20.2)**	9.9
Total equity	**248.6**	276.3

Pro-forma Consolidated Cash Flow Statement (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

	Notes	**52 weeks ended 27 December 2005 £m**	52 weeks ended 28 December 2004 £m
Net cash from operating activities	4	**156.6**	164.7
Investing activities			
Dividend from associate		**2.1**	–
Interest received		**2.6**	1.9
Proceeds on disposal of property, plant and equipment		**0.7**	0.9
Purchases of property, plant and equipment		**(52.0)**	(18.5)
Purchases of betting licences		**(1.9)**	(0.6)
Expenditure on computer software		**(2.5)**	(9.7)
Acquisition of subsidiary		**(498.6)**	(3.2)
Disposal of LBOs net of costs		**34.4**	–
Net cash used in investing activities		**(515.2)**	(29.2)
Financing activities			
Purchase of own shares		**(76.8)**	(145.5)
SAYE share option redemptions		**2.7**	–
Dividends paid		**(66.6)**	(59.6)
Repayments of borrowings		**(500.0)**	(6.3)
New bank loans raised		**1,020.0**	90.0
New facility debt issue costs		**(4.6)**	–
Net cash used in financing activities		**374.7**	(121.4)
Net increase in cash and cash equivalents in the period		**16.1**	14.1
Cash and cash equivalents at start of period		**60.5**	46.4
Cash and cash equivalents at end of period		**76.6**	60.5

Pro-forma Notes to the Financial Statements (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

1. Pro forma financial information for the year ended 27 December 2005

The Group is preparing for the adoption of International Financial Reporting Standards as its primary accounting basis for the period ending 26 December 2006. The Group's date of adoption and transition will therefore be the 29 December 2004 as comparative information will be prepared for the accounting period beginning on this date.

The pro-forma financial information for the 52 weeks ended 27 December 2005 has been prepared for illustrative purposes only. It has been prepared on the basis that the IFRS transition date is 31 December 2003. The actual transition date will be 29 December 2004.

The pro-forma financial information has been extracted from the audited IFRS financial statements. These extracts do not contain sufficient information to allow a full understanding of the results and state of affairs of the Group in accordance with IFRS. The full IFRS financial statements are published on William Hill PLC's corporate information web site www.williamhillplc.co.uk.

2. Basis of accounting

The financial information presented in this document has been prepared on the basis of International Financial Reporting Standards (IFRS), including International Accounting Standards (IAS) and interpretations issued by the International Accounting Standards Board (IASB) and its committees, and as interpreted by any regulatory bodies applicable to the Group. These are subject to ongoing amendment by the IASB and subsequent endorsement by the European Commission and are therefore subject to possible change. As a result, information contained within the pro-forma IFRS financial statements will require updating for any subsequent amendment to IFRS required for first time adoption or those new standards that the Group may elect to adopt early.

On 19 November 2004, the European Commission endorsed an amended version of IAS 39 'Financial Instruments: Recognition and Measurement' rather than the full version as previously published by the IASB. In accordance with guidance issued by the UK Accounting Standards Board, the full version of IAS 39, as issued by the IASB, has been adopted in the preparation of this financial information.

First-time adoption of International Financial Reporting Standards

The financial statements have been prepared in accordance with IFRS. The disclosures required by IFRS 1 'First-time Adoption of International Financial Reporting Standards' concerning the transition from UK GAAP to IFRS are given in note 5.

IFRS 1 sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. Under IFRS 1 the Group will be required to establish its IFRS accounting policies as at 26 December 2006 and, in general, apply these retrospectively to determine the IFRS opening balance sheet at its date of transition, 29 December 2004.

IFRS 1 provides a number of optional exceptions to this general principle. The most significant of these are set out below, together with a description in each case of whether an exception has been adopted by the Group.

Business combinations

The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before the 30 December 2003. As a result, in the opening balance sheet, goodwill arising from past business combinations amounting to £732.3m, remains as stated under UK GAAP at 30 December 2003.

Employee benefits

The Group has recognised actuarial gains and losses in relation to employee benefit schemes at 30 December 2003. The Group has recognised actuarial gains and losses in full in the period in which they occur in the statement of recognised income and expense in accordance with the amendment to IAS 19 'Employee Benefits', issued on 16 December 2004.

Share-based payments

The Group has elected to apply IFRS 2 'Share-based Payment' to all relevant share based payment transactions granted but not fully vested at 31 December 2003.

2. Basis of accounting (continued)

Financial instruments

The Group has applied IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 that would enable the Group to only apply these standards from 28 December 2005.

General

The financial statements have been prepared on the historical cost basis, except for the revaluation of certain financial instruments.

The accounting treatment for betting activity under IFRS is currently under discussion across the industry and the treatment adopted in the pro-forma financial statements (as set out in note (a) on page 94) may require modification in the event that further guidance is issued and as practice develops.

3. Presentation of financial information

The primary statements within the financial information contained in this document have been presented substantially in accordance with IAS 1 'Presentation of Financial Statements'. However, this format and presentation may require modification in the event that further guidance is issued and as practice develops.

4. Net cash from operating activities

	52 weeks ended 27 December 2005 £m	52 weeks ended 28 December 2004 £m
Operating profit	**218.1**	233.0
Adjustments for:		
Share of result of associate	**(2.6)**	(2.1)
Depreciation of property, plant and equipment	**24.3**	15.3
Depreciation of computer software	**2.7**	0.9
Gain on disposal of property, plant and equipment	**(0.2)**	(0.6)
Gain on disposal of LBOs	**(2.5)**	–
Cost charged in respect of share remuneration	**2.2**	1.3
Defined benefit pension cost less cash contributions	**(8.7)**	(2.6)
Movement in provisions	**7.2**	–
	240.5	245.2
Operating cash flows before movements in working capital:		
(Increase)/decrease in receivables	**(1.6)**	0.5
Increase in payables	**3.1**	1.6
Cash generated by operations	**242.0**	247.3
Income taxes paid	**(49.4)**	(57.4)
Interest paid	**(36.0)**	(25.2)
Net cash from operating activities	**156.6**	164.7

Stanley Retail has generated a total net cash inflow since its acquisition of £4.3m, comprising an operating profit of £15.6m, offset by exceptional costs incurred of £19.0m and with depreciation and impairment provisions added back of £7.7m.

Cash and cash equivalents (which are presented as a single class of assets on the face of the balance sheet) comprise cash at bank and other short-term highly liquid investments with a maturity of three months or less.

5. Explanation of transition to IFRSs

This is the first year that the Group has presented its financial statements under IFRS with comparatives. The following disclosures are required in the year of transition. For the purposes of these financial statements, the last financial statements prepared under UK GAAP were for the 52 weeks ended 28 December 2004 and the date of transition to IFRS was taken to be 31 December 2003.

Reconciliation of equity at 31 December 2003 (date of transition to IFRS):

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill		732.3	–	732.3
Other intangible assets	a	–	2.8	2.8
Property, plant and equipment	a	101.0	(2.8)	98.2
Interest in associate		0.8	–	0.8
Deferred tax assets	b,c,d,g	6.2	15.7	21.9
Total non-current assets		840.3	15.7	856.0
Inventories		0.4	–	0.4
Trade and other receivables		15.7	–	15.7
Cash and cash equivalents		46.4	–	46.4
Total current assets		62.5	–	62.5
Total assets		902.8	15.7	918.5
Trade and other payables	d,e,f	(93.1)	31.3	(61.8)
Tax liabilities		(48.1)	-	(48.1)
Bank overdraft and loans		(45.9)	-	(45.9)
Bank loans due after more than one year		(366.6)	-	(366.6)
Retired benefit obligations	b,g	(31.7)	(13.9)	(45.6)
Deferred tax liabilities	c,i	–	(13.6)	(13.6)
Total liabilities		(585.4)	3.8	(581.6)
Net assets		317.4	19.5	336.9
Equity				
Called up share capital		42.2	–	42.2
Share premium account		311.3	–	311.3
Merger reserve		(26.1)	–	(26.1)
Own shares		(5.0)	–	(5.0)
Hedging and other reserves	d	2.1	(3.4)	(1.3)
Retained earnings	e,f,g,i	(7.1)	22.9	15.8
Total equity		317.4	19.5	336.9

5. Explanation of transition to IFRS (continued)

Reconciliation of equity at 28 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	h	736.2	(2.9)	733.3
Other intangible assets	a,h	–	18.7	18.7
Property, plant and equipment	a	119.0	(14.8)	104.2
Interest in associate		2.9	–	2.9
Deferred tax assets	b,c,d,g	5.9	18.7	24.6
Total non-current assets		864.0	19.7	883.7
Inventories		0.3	–	0.3
Trade and other receivables		15.4	–	15.4
Cash and cash equivalents		60.5	–	60.5
Total current assets		76.2	–	76.2
Total assets		940.2	19.7	959.9
Trade and other payables	d,e,f	(106.9)	39.1	(67.8)
Tax liabilities		(46.9)	–	(46.9)
Bank overdraft and loans		(49.8)	–	(49.8)
Bank loans due after more than one year		(447.7)	–	(447.7)
Retired benefit obligations	b,g	(38.5)	(16.8)	(55.3)
Deferred tax liabilities	c,h,i	–	(16.1)	(16.1)
Total liabilities		(689.8)	6.2	(683.6)
Net assets		250.4	25.9	276.3
Equity				
Called up share capital		40.5	–	40.5
Share premium account		311.3	–	311.3
Capital redemption reserve		1.7	–	1.7
Merger reserve		(26.1)	–	(26.1)
Own shares		(59.3)	–	(59.3)
Hedging and other reserves	d	–	(1.7)	(1.7)
Retained earnings	e,f,g,i	(17.7)	27.6	9.9
Total equity		250.4	25.9	276.3

5. Explanation of transition to IFRS (continued)

Reconciliation of equity at 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Goodwill	f,h	1,177.1	(311.4)	865.7
Other intangible assets	a,h	–	467.0	467.0
Property, plant and equipment	a	188.7	(14.2)	174.5
Interest in associate		3.4	–	3.4
Deferred tax assets	b,c,d,g	–	17.5	17.5
Total non-current assets		1,369.2	158.9	1,528.1
Inventories		0.4	–	0.4
Trade and other receivables		20.4	–	20.4
Cash and cash equivalents		76.6	–	76.6
Total current assets		97.4	–	97.4
Total assets		1,466.6	158.9	1,625.5
Trade and other payables	d,e,f	(129.6)	42.6	(87.0)
Tax liabilities		(56.7)	–	(56.7)
Bank overdraft and loans		–	–	–
Bank loans due after more than one year		(1,016.1)	–	(1,016.1)
Retired benefit obligations	b,g	(31.8)	(17.5)	(49.3)
Other provisions		(7.5)	–	(7.5)
Deferred tax liabilities	c,h,i	(5.0)	(155.3)	(160.3)
Total liabilities		(1,246.7)	(130.2)	(1,376.9)
Net assets		219.9	28.7	248.6
Equity				
Called up share capital		39.1	–	39.1
Share premium account		311.3	–	311.3
Capital redemption reserve		3.1	–	3.1
Merger reserve		(26.1)	–	(26.1)
Own shares		(57.5)	–	(57.5)
Hedging and other reserves	d	–	(1.1)	(1.1)
Retained earnings	e,f,g,i	(50.0)	29.8	(20.2)
Total equity		219.9	28.7	248.6

Pro-forma Notes to the Financial Statements (prepared in accordance with IFRS)

for the 52 weeks ended 27 December 2005

5. Explanation of transition to IFRS (continued)

Notes to the reconciliation of equity

(a) Software classification – application software, which can be run independently from any specific hardware configuration, is typically included within other intangibles under IFRS rather than tangible assets as is the norm under UK GAAP. The effect of this is to reclassify software of £14.2m (28 December 2004 – £14.8m; 30 December 2003 – £2.8m) from tangible assets to intangible assets. Total net assets are not affected by this adjustment.

(b) Deferred tax associated with pension liabilities – under IFRS deferred tax relating to the pension scheme cannot be netted off against the pension liability as it is under UK GAAP. This has the effect of increasing the Group's deferred tax asset by £13.6m (28 December 2004 – £16.5m; 30 December 2003 – £13.6m) with a consequent increase in the net pension liability presented. Net assets are not affected by this adjustment.

(c) Deferred tax offset – due to more restrictive rules on the ability to offset deferred tax liabilities and assets, the deferred tax liabilities and assets are grossed up by £2.2m (28 December 2004 – £1.3m; 30 December 2003 – £0.6m).

(d) Financial instruments – all derivative instruments are required by IFRS to be carried on the balance sheet at fair value. Under IFRS, hedge accounting for derivatives is only allowed where detailed documentation in accordance with IAS 39 is in place. This allows the movements in fair values of the relevant derivative instrument (but not the related borrowings) to be recognised directly in reserves and therefore not impact earnings. This issue will have no impact on the Group's earnings as acceptable hedge accounting documentation has been in place since 30 December 2003. However the balance sheet does reflect a financial liability of £1.6m (28 December 2004 – £2.5m; 30 December 2003 – £4.8m) representing the fair value of the relevant derivatives, as well as a related deferred tax asset of £0.5m (28 December 2004 – £0.8m; 30 December 2003 – £1.4m) offset by corresponding entries in a new 'hedging reserve'.

(e) Dividends – under IFRS dividends payable may only be recorded as a liability of the Group when a legal or constructive liability has been incurred. This is likely to be when the dividend proposed by the Board is made public on the announcement of the Group's results. Currently under UK GAAP, dividends are recorded in the period to which they relate, even if only proposed after the period end. This has the effect of increasing the net assets of the Group by the amount of the proposed dividend of £46.1m (28 December 2004 – £43.1m; 30 December 2003 – £37.6m).

(f) Holiday pay – it is accepted practice under IFRS to provide for pay for holidays to which staff are entitled but which they have not yet taken. This has resulted in the recognition of an accrual for holiday pay of £1.9m, £0.4m of which arises from the Stanley acquisition and affects goodwill calculation (28 December 2004 – £1.5m; 30 December 2003 – £1.5m).

(g) Pensions – a difference arises in the valuation of the pension scheme assets under IFRS, because pension assets must be valued using bid prices rather than using mid-market prices as is the convention under UK GAAP and there are also differences in measuring the value of life assurance schemes. This results in an increase in the pension scheme liability of £3.9m (28 December 2004 – £0.3m; 30 December 2003 – £0.3m) and a consequent adjustment to deferred tax assets of £1.2m (28 December 2004 – £0.1m; 30 December 2003 – £0.1m).

(h) Acquisitions – the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place before 30 December 2003.

The Group has adopted IFRS 3 'Business combinations' in full for the 52 weeks ended 28 December 2004. This has resulted in the recognition of additional intangible fixed assets of £452.8m (28 December 2004 – £3.9m) and related deferred tax liabilities of £141.0m (28 December 2004 – £1.0m). Under UK GAAP the intangible fixed assets would have been recognised in goodwill and the deferred tax liability would not have arisen.

(i) Deferred tax on properties acquired via business combinations – under IFRS, a tax timing difference of £12.1m (28 December 2004 – £13.8m; 30 December 2003 – £13.0m) has been recognised in respect of properties previously acquired via acquisitions.

5. Explanation of transition to IFRS (continued)

Reconciliation of profit or loss for 52 weeks ended 28 December 2004:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	8,287.7	(7,565.6)	722.1
Cost of sales	a	(7,726.3)	7,565.6	(160.7)
Gross profit		561.4	–	561.4
Other operating income		4.3	–	4.3
Other operating expenses		(334.8)	–	(334.8)
Share of results of associate	b	3.1	(1.0)	2.1
Operating profit		234.0	(1.0)	233.0
Investment income		9.0	–	9.0
Finance costs		(35.7)	–	(35.7)
Profit before tax		207.3	(1.0)	206.3
Tax	c	(57.5)	0.1	(57.4)
Profit for the period		149.8	(0.9)	148.9

Reconciliation of profit or loss for 52 weeks ended 27 December 2005:

	Notes	UK GAAP £m	Effects of transition to IFRS £m	IFRS £m
Revenue	a	10,746.1	(9,938.4)	807.7
Cost of sales	a	(10,114.9)	9,938.4	(176.5)
Gross profit		631.2	–	631.2
Other operating income		5.9	–	5.9
Other operating expenses		(421.6)	–	(421.6)
Share of results of associate	b	3.6	(1.0)	2.6
Operating profit		219.1	(1.0)	218.1
Investment income	b	11.2	(0.1)	11.1
Finance costs		(54.6)	–	(54.6)
Profit before tax		175.7	(1.1)	174.6
Tax	c	(64.3)	2.8	(61.5)
Profit for the period		111.4	1.7	113.1

Notes to the reconciliation of profit or loss for 2004 and 2005

(a) Revenue and cost of sales – under IFRS revenue represents gains and losses on betting activity for all revenue streams. This is different from UK GAAP where revenue from retail, telephone and internet sportsbook (including FOBTs, games on the online arcade and other numbers bets) represents total amounts wagered by customers. The effect of this change is to reduce both revenue and cost of sales by £9,938.4m (52 weeks ended 28 December 2004: £7,565.6m). This has no impact on operating profit.

(b) Associate profit – under IFRS, the share of the associate's result included in the Group's operating profit is after a charge for interest and tax. These items were shown within the Group's interest and tax charges under UK GAAP. This has the effect of reducing operating profit by £1.0m (52 weeks ended 28 December 2004 – £1.0m), representing interest income of £0.1m (52 weeks ended 28 December 2004 – £nil) and the tax charge of the associate (see (c) below).

(c) Tax charge – the tax charge is £2.8m (52 weeks ended 28 December 2004 – £0.1m) lower under IFRS compared to UK GAAP reflecting a combination of:

- £1.1m reduction (52 weeks ended 28 December 2004 – £1.0m) arising from the different treatment of associate tax highlighted in (b) above; and
- £1.7m reduction (52 weeks ended 28 December 2004 – £0.9m increase) reflecting a deferred tax movement on properties acquired via business combinations, which are ignored under UK GAAP but provided for under IFRS.

Explanation of material adjustments to the cash flow statement for 2005 and 2004

There are no significant adjustments between the cash flow statements produced under IFRS as against UK GAAP.

Five year summary (prepared under UK GAAP)

	2005 £m	2004 (restated) £m	2003 (restated) £m	2002 (restated) £m	2001 (restated) £m
Summarised results:					
Turnover	**10,746.1**	8,287.7	5,945.8	3,365.3	2,452.2
Operating profit before exceptional items (including associates)	**246.0**	234.1	200.4	140.8	112.0
Operating profit after exceptional items (including associates)	**219.1**	234.1	200.4	120.7	112.0
Profit on ordinary activities after exceptional items and before taxation	**175.7**	207.4	169.5	31.8	27.3
Profit for the financial period	**111.4**	149.8	124.3	20.4	18.4
Summarised balance sheets:					
Assets employed:					
Fixed assets	**1,369.2**	858.1	834.1	827.9	796.0
Net current (liabilities)/assets	**(88.9)**	(121.5)	(118.4)	(83.5)	8.6
Creditors: amounts falling due after more than one year	**(1,016.1)**	(447.7)	(366.6)	(470.3)	(851.2)
Provisions	**(12.5)**	–	–	–	–
Share of net liabilities of associate	–	–	–	(1.2)	–
Pension liability	**(31.8)**	(38.5)	(31.7)	(28.0)	(2.2)
Net assets/(liabilities)	**219.9**	250.4	317.4	244.9	(48.8)
Financed by:					
Shareholders' funds/(deficit)	**219.9**	250.4	317.4	244.9	(48.8)
Key statistics:					
† EBITDA (£m)	**269.8**	251.5	221.7	158.8	128.6
Basic earnings per share (pre-exceptionals)	**36.2p**	36.5p	29.7p	16.6p	6.9p
Diluted earnings per share (pre-exceptionals)	**35.7p**	35.9p	29.3p	16.5p	6.9p
Dividends per share	**18.3p**	16.5p	12.5p	8.7p	–
Share price – high	**£6.24**	£5.68	£4.30	£2.87	–
Share price – low	**£4.85**	£4.20	£1.93	£1.96	–

† EBITDA represents profit on ordinary activities before finance charges, tax, depreciation and amortisation and excludes exceptional items and impairment of goodwill.

Glossary

amusement with prize machines or AWPs	electronic slot machines into which customers insert coins to play games of chance; current UK regulations allow up to two AWPs in each LBO, each of which can pay cash prizes of up to £25
BAGS	Bookmakers Afternoon Greyhound Services Limited, a non profit making company set up by various bookmakers, including William Hill
Company	William Hill PLC
DCMS	Department of Culture, Media and Sport
FOBTs	fixed odds betting terminals, being self-service terminals situated in LBOs offering fixed odds bets
Gambling Act	the legislation which received Royal Ascent in 2005 regarding the modernisation of the laws relating to betting and gaming within the UK
Gaming Board	the Gaming Board for Great Britain, the regulatory body for casinos, bingo clubs, gaming machines and larger lotteries (including all local lotteries but excluding the National Lottery)
gross profit tax or GPT	a duty charged by the UK Government of 15% of a bookmaker's gross win, introduced in October 2001
gross win	total customer stakes less customer winnings
horse racing levy	a levy attributable to bets taken on horse racing and payable to the Horserace Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities
LBO	licensed betting office
SIS	Satellite Information Services (Holdings) Limited or its subsidiary Satellite Information Services Limited, as the context requires
sportsbook	bets accepted on sporting and other events
William Hill or the Group	the Company and its subsidiaries, or any of them, as the context may require

Shareholder Information

William Hill PLC listed on the London Stock Exchange on 20 June 2002 and the share price on listing was 225p. Shareholders can access the current share price at www.williamhillplc.co.uk.

To find the shop closest to you go to our shop locator at www.williamhillplc.co.uk.

Financial Calendar

Preliminary announcement	2 March 2006
Final ex-dividend date	3 May 2006
Record date for final dividend	5 May 2006
Annual General Meeting	18 May 2006
Payment date for final dividend	6 June 2006

Registrar

The Company's registrar is Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU (www.capitaregistrars.com). Telephone 0870 162 3100.

Please contact Capita for advice regarding any change of name or address, transfer of shares or loss of share certificates. Capita will also be able to respond to queries on the number of shares you hold and the payment details for dividends.

You may give instructions for your dividend to be used to purchase additional William Hill shares. Full details of the dividend reinvestment plan (DRIP) can be found in the Investor Relations section of our corporate website (www.williamhillplc.co.uk) under shareholder information and a form of mandate can be found within the downloadable forms section. Alternatively contact Capita Registrars.

imprima de bussy – C99340

Internet Betting

Racing/Sports: www.williamhill.co.uk

Mobile Internet: www.williamhill.co.uk/wap/

Online Casino: www.williamhillcasino.com

Online Poker: www.williamhillpoker.com

Telephone Betting

Debit: 0800 44 40 40

Credit: 0800 289 892

Retail Betting

Approximately 2,180 shops throughout the British Isles

Customer Helpline: 08705 18 17 15

Corporate Website

www.williamhillplc.co.uk

William Hill PLC
Registered office: Greenside House, 50 Station Road, Wood Green, London N22 7TP
Tel: 020 8918 3600 **Fax:** 020 8918 3775
Reg no: 4212563 England